Exhibit 2.1

EXECUTION VERSION

EQUITY PURCHASE AGREEMENT

BY AND AMONG

MCKISSOCK, LLC,

AVALON ACQUIROR, INC.

AND

ADTALEM GLOBAL EDUCATION INC.

Dated as of January 24, 2022

TABLE OF CONTENTS

Page

Article I Definitions		2
1.1	Definitions	2
Article II THE TRANSACTIONs		24
2.1	Sale and Purchase of the Equity Interests	24
2.2	Purchase Price	25
2.3	Closing Purchase Price	25
2.4	Post-Closing Adjustments	25
2.5	Allocation of the Purchase Price	29
2.6	Withholding	30
Article III CLOSING AND CLOSING DELIVERIES		30
3.1	Closing; Time and Place	30
3.2	Deliveries by Seller	31
3.3	Deliveries by Purchasers	32
3.4	Payment Mechanics	32
3.5	Local Share Transfer Agreements	32
Article IV REPRESENTATIONS AND WARRANTIES OF SELLER		33
4.1	Authority; Enforceability	33
4.2	Non-Contravention; Consents	34
4.3	Organization; Acquired Companies	35
4.4	Title; Equity Interests	36
4.5	Financial Information; Liabilities	37
4.6	Absence of Certain Changes	38
4.7	Compliance with Legal Requirements	38
4.8	Material Contracts	38
4.9	Litigation	42
4.10	Intellectual Property; IT; Data Privacy; Proprietary Software	42
4.11	Real Property	47
4.12	Labor Matters	48
4.13	Employee Benefits	50
4.14	Taxes	52
4.15	Sufficiency of Assets	54
4.16	Environmental Matters	55
4.17	Anti-Bribery Matters	55

4.18	Compliance with Customs and Trade Laws and Sanctions	56
4.19	Brokers	57
4.20	Accounts and Notes Payables	57
4.21	Accounts Receivable	57
4.22	Insurance	57
4.23	Customers; Vendors; Channel Partners; Course Developers.	58
4.24	Affiliate Transactions	59
4.25	Creditors, Bankruptcy, Etc.	59
4.26	No Other Representations	59
Article V REPRESENTATIONS AND WARRANTIES OF PURCHASERS		60
5.1	Authority; Enforceability	60
5.2	Non-Contravention; Consents	60
5.3	Organization	61
5.4	Litigation	61
5.5	Securities Matters	61
5.6	Financial Ability	62
5.7	Solvency	62
5.8	Brokers	62
5.9	Compliance with Customs and Trade Laws and Sanctions	62
5.10	Pending Transactions	63
5.11	Investigation	63
5.12	Disclaimer Regarding Projections	64
5.13	No Other Representations	64
5.14	Applicability of Representations	64
Article VI COVENANTS OF THE PARTIES		65
6.1	Conduct of the Business Prior to Closing	65
6.2	Pre-Closing Access to Information	70
6.3	Cooperation	70
6.4	Certain Consents	71
6.5	Reorganization	72
6.6	Termination of Intercompany Agreements	73
6.7	Seller Debt Facilities Releases	74
6.8	Exclusivity; Confidentiality	74
6.9	Reasonable Best Efforts; Cooperation; Regulatory Filings	76
6.10	Financial Statements	78
6.11	Insurance	79
6.12	Registered Office Addresses	80
6.13	Transfer and Protection of Information Pursuant to Data Processing Addendum	80
6.14	Financing	80
6.15	Seller Cooperation with Financing	82
6.16	Freedom to Operate License	84
6.17	Director and Officer Resignations	84
6.18	Applicability of Covenants	84

Article VII ADDITIONAL COVENANTS of the parties		85
7.1	Transitional Trademark Rights	85
7.2	Post-Closing Access to Information	86
7.3	D&O Indemnification and Insurance	86
7.4	Further Assurances; Wrong Pockets	88
7.5	Restrictive Covenants – Non-Compete; Non-Solicitation; Non-Hire	90
7.6	Applicability of Covenants	93
Article VIII TAX MATTERS		94
8.1	Tax Returns	94
8.2	Proration of Taxes	94
8.3	Prohibited Actions	94
8.4	Tax Matters Cooperation	94
8.5	Tax Sharing Agreements	95
8.6	Transfer Taxes	95
8.7	PRC Announcement 7 Obligations	95
8.8	Consolidated Return Indemnity	96
Article IX EMPLOYEES		96
9.1	Transfer of Business Employees	96
9.2	Continuation Period	97
9.3	Seller 401(k) Plan	98
9.4	Seller Benefit Plan Participation; M&A Qualified Beneficiaries	98
9.5	Annual Cash Bonuses	99
9.6	Vacation and Paid Time Off	99
9.7	Communications	100
9.8	Immigration Compliance	100
9.9	Contingent Labor	100
9.10	Labor Consultations	100
9.11	Employee List	100
9.12	No Third-Party Beneficiaries	100
Article X CONDITIONS TO CLOSING		101
10.1	Conditions of Purchasers	101
10.2	Conditions of Seller	101
10.3	Mutual Conditions	102
10.4	Conditions of Closeable and Outstanding Transaction	102
10.5	Waiver of Conditions	103
Article XI TERMINATION		103
11.1	Termination	103
11.2	Notice of Termination	105
11.3	Effect of Termination	105

11.4	Purchaser Termination Fee	105
Article XII MISCELLANEOUS PROVISIONS		110
12.1	Expenses	110
12.2	Survival	110
12.3	Interpretation	111
12.4	Entire Agreement	112
12.5	Amendment and Waivers	112
12.6	Successors and Assigns	112
12.7	Governing Law	112
12.8	Jurisdiction; Venue; Service of Process	113
12.9	Waiver of Jury Trial	114
12.10	Specific Performance	114
12.11	Severability	115
12.12	Certain Releases; Non-Recourse	115
12.13	The Seller Disclosure Schedule, Exhibits and Schedules	117
12.14	Notices	117
12.15	No Third-Party Beneficiaries	119
12.16	Provision Regarding Legal Representation	119
12.17	No Other Duties	120
12.18	Reliance on Counsel and Other Advisors	120
12.19	Public Announcements	120
12.20	Counterparts	120
12.21	Debt Financing Related Parties	120
12.22	Foreign Exchange Conversions	121

Annexes

Annex A: Acquired Equity Companies

Annex B: Accounting Principles

Exhibits

Exhibit A: Data Processing Addendum

Exhibit B: Form of Transition Services Agreement

Exhibit C: Form of LMS License

Exhibit D: Seller Reorganization Actions

v

INDEX

Section

ACAMS Business	1.1
ACAMS Business Employees	1.1
ACAMS Cash	1.1
ACAMS China	1.1
ACAMS China Cash	1.1
ACAMS China Retained Earnings	1.1
ACAMS China Retained Earnings Deficit	1.1
ACAMS Companies	1.1
ACAMS Equity	2.1(a)
ACAMS Germany	1.1
ACAMS Germany Equity	1.1
ACAMS Indebtedness	1.1
ACAMS India	1.1
ACAMS India Equity	1.1
ACAMS Key Customer	1.1
ACAMS Key Vendor	1.1
ACAMS Material Adverse Effect	1.1
ACAMS Mexico	1.1
ACAMS Mexico Equity	1.1
ACAMS Net Working Capital Overage	1.1
ACAMS Net Working Capital Underage	1.1
ACAMS Panama	1.1
ACAMS Panama Equity	1.1
ACAMS Purchase Price	2.2(a)
ACAMS Target Net Working Capital	1.1
Accounting Principles	1.1
Accrued Income Taxes	1.1
Acquired Companies	1.1
Acquired Company Benefit Plan	9.4
Acquired Equity Companies	Recitals
Affiliate	1.1
AGM Acquisition Corp.	1.1
AGM Acquisition Equity	1.1
Agreement	1.1
Alternative Financing	6.14(b)
Alternative Financing Commitment Letter	6.14(b)
Amber Purchaser	Preamble
Amber Purchaser Debt Commitment Letters	1.1
Amber Purchaser Debt Financing	1.1
Amber Purchaser Debt Financing Sources	1.1
Amber Purchaser Equity Commitment Letter	1.1
Amber Purchaser Equity Financing	1.1

Amber Purchaser Fee	11.4(a)
Amber Transaction	Recitals
Announcement 7	1.1
Another Transaction	6.8(a)
Anti-Bribery Laws	4.17
Antitrust Law	1.1
Assumed Incentive Amount	9.5
At-Fault Purchaser Fee	11.4(a)
At-Fault Termination Fee	11.4(a)
Audited Financial Information	6.10
Bankruptcy and Equity Exception	1.1
Base ACAMS Price	2.2(a)
Base Becker/OCL Price	2.2(b)
Baseline Insurance	7.5(a)(i)
Becker	1.1
Becker Business	1.1
Becker Business Employee	1.1
Becker Cash	1.1
Becker Companies	1.1
Becker Equity	2.1(b), 1.1
Becker Indebtedness	1.1
Becker Key Course Developers	1.1
Becker Key Course Instructors	1.1
Becker Key Customer	1.1
Becker Key Vendor	1.1
Becker/OCL Material Adverse Effect	1.1
Becker/OCL Net Working Capital Overage	1.1
Becker/OCL Net Working Capital Underage	1.1
Becker/OCL Purchase Price	2.2(b)
Becker/OCL Target Net Working Capital	1.1
Benchmark Time	1.1
Benefit Plan	1.1
Blue/Orange Transaction	Recitals
Business	1.1
Business Day	1.1
Business Employee	1.1
Business Portion	6.4(a)
CARES Act	1.1
Cash	1.1
CFIUS	1.1
CFIUS Approval	1.1
Closeable Transaction	3.2(b)
Closing	3.1
Closing Conditions	1.1
Closing Date	3.1
Closing Notice	11.1(f)

Closing Purchase Price	2.3
Code	1.1
Commitment Letters	1.1
Company Registered IP	4.10(a)
Confidential Information	1.1
Confidentiality Agreement	1.1
Consent	1.1
Consolidated Return	1.1
Consultation Period	2.4(c)
Contagion Event	1.1
Contaminants	4.10(q)
Continuation Period	9.2(a)
Contract	1.1
Contract Breakage Costs	6.4(a)
Contract Consent Costs	6.4(a)
Contract Consents	6.4(a)
Controlled Affiliate	1.1
Copyrights	1.1
Covered Person	4.18(c)
COVID-19	1.1
COVID-19 Measure	1.1
Credit Facilities	1.1
Cure Notice	1.1
Customs and Trade Laws	1.1
D&O Indemnitees	7.3(a)
Damages Cap	11.4(c)
Data Processing Addendum	1.1
Debt Commitment Letters	1.1
Debt Financing	1.1
Debt Financing Source Related Party	1.1
Debt Financing Sources	1.1
Direct Employee	1.1
Disability Employee	9.1(b)
Disclosing Party	6.8(c)
Disputed Items	2.4(c)
DOJ	6.9(a)
DPA	1.1
Employee List	1.1
Employer of Record	1.1
Encumbrance	1.1
Enforcement Costs	11.4(d)
Environmental Law	1.1
Equity Award Schedule	4.13(i)
Equity Commitment Letters	1.1
Equity Financing	1.1
Equity Financing Source	1.1

Equity Interests	Recitals
ERISA	1.1
ERISA Affiliate	1.1
Estimated Closing Statement	2.3
Exchange Act	4.2(a)
Fee Letters	5.6
Final ACAMS Overage	2.4(e)(i)
Final ACAMS Purchase Price	2.4(d)
Final ACAMS Underage	2.4(e)(ii)
Final Allocation	3.1
Final Becker/OCL Overage	2.4(f)(i)
Final Becker/OCL Purchase Price	2.4(d)
Final Becker/OCL Underage	2.4(f)(ii)
Final Closing Statement	2.4(d)
Financing Sources	1.1
Fraud	1.1
FTC	6.9(a)
Fundamental Documents	1.1
GAAP	1.1
General Qualified Termination	11.4(a)
Government Contract	4.10(a)
Governmental Approvals	6.9(a)
Governmental Authority	1.1
Governmental Official	1.1
Guarantor	1.1
Hazardous Materials	1.1
HSR Act	1.1
HSR Termination Fee	11.4(a)
Increased Insurance	7.5(a)(i)
Indebtedness	1.1
Insurance Claim	6.11
Insurance Policies	6.11
Insured Persons	7.5(a)(i)
Intellectual Property	1.1
Intercompany Agreements	6.5
Investment Bank	1.1
IRS	1.1
Key Channel Partner Contracts	4.8(a)(iii)
Key Contracts	6.4(a)
Key Course Developer Contracts	4.8(a)(iv)
Key Customer	1.1
Key Customer Contracts	4.8(a)(i)
Key Vendor	1.1
Key Vendor Contracts	4.8(a)(ii)
Labor Agreement	1.1
Legal Requirement	1.1

Limited Guarantee	Recitals
Local Share Transfer Agreements	3.5
Losses	1.1
Material Adverse Effect	1.1
Material Contracts	4.8(a)
Material Shared Contract	6.4(a)
McKissock	Preamble
McKissock Debt Commitment Letters	1.1
McKissock Debt Financing	1.1
McKissock Debt Financing Sources	1.1
McKissock Equity Commitment Letter	1.1
McKissock Equity Financing	1.1
McKissock Fee	11.4(a)
Net Working Capital	1.1
Non-Business Portion	6.4(a)
Non-Compete Restricted Period	7.5(a)(ii)
Non-Solicit Restricted Period	7.5(f)
Occurrence Based Policies	6.11
OCL	1.1
OCL Business	1.1
OCL Business Employee	1.1
OCL Cash	1.1
OCL Equity	1.1
OCL Indebtedness	1.1
OCL Key Channel Partner	1.1
OCL Key Customer	1.1
OCL Key Vendor	1.1
OFAC	1.1
Order	1.1
Other Confidential Information	1.1
Outside Date	11.1(c)
Outstanding Purchaser	11.4(a)
Outstanding Transaction	3.2(b)
Owned IP	1.1
Patents	1.1
PEO Employee	1.1
Permit	1.1
Permitted Encumbrances	1.1
Person	1.1
Personal Information	4.10(j)
Post-Closing Statement	2.4(a)
Pre-Closing Distributed ACAMS China Cash	6.1(a)(xxii)
Pre-Closing Tax Period	1.1
Pre-Closing VAT and Sales Tax Exposure	1.1
Preliminary Allocation	3.1
Preliminary Cash	2.4(a)

x

Preliminary Closing Purchase Price	2.4(a)
Preliminary Indebtedness	2.4(a)
Preliminary Net Working Capital	2.4(a)
Privileged Communications	12.16
Proceeding	1.1
Proprietary Software	4.10(s)
Purchase Price	1.1
Purchaser	Preamble
Purchaser Fundamental Representations	1.1
Purchaser Material Adverse Effect	1.1
Purchaser Related Party	1.1
Purchaser Released Claims	12.12(a)
Purchaser Releasee	12.12(b)
Purchaser Savings Plan	9.3
Purchaser Termination Fee	1.1
Purchasers	Preamble
Qualified Antitrust Termination	11.4(a)
Qualified Termination	1.1
Real Property	4.11(b)
Real Property Lease	4.11(b)
Receiving Party	6.8(c)
Reorganization	6.5
Representatives	1.1
Required Financial Information	1.1
Restricted Cash	1.1
Restricted Territory	7.5(a)(i)
Review Period	2.4(b)
Sanctioned Person	1.1
Sanctioned Territory	1.1
Sanctions	1.1
SDP	1.1
SDP Equity	1.1
SEC	1.1
Securities Act	1.1
Seller	Preamble
Seller 401(k) Plan	9.3
Seller Benefit Plan	1.1
Seller Debt Facilities	1.1
Seller Debt Facilities Releases	6.7
Seller Disclosure Schedule	1.1
Seller Equity Award	4.13(i)
Seller Fundamental Representations	1.1
Seller Group	1.1
Seller Prohibited Activities	7.5(a)
Seller Related Party	1.1
Seller Released Claims	12.12(b)

Seller Releasee	12.12(a)
Seller Reorganization Actions	6.5
Seller Trading Price	1.1
Seller Transaction Expenses	1.1
Seller Transitional Trademarks	1.1
Seller’s Knowledge	1.1
Selling Subsidiaries	Recitals
Settlement Accountant	1.1
Shared Contracts	1.1
Skadden	3.1
Statement of Objections	2.4(b)
Straddle Period	1.1
Subsidiary	1.1
Supplemental Financial Information	6.10
Surviving Payment Provisions	1.1
Systems	4.10(p)
Target Net Working Capital	1.1
Tax	1.1
Tax Authority	1.1
Tax Proceeding	1.1
Tax Return	1.1
Termination Notice	11.2
Trademarks	1.1
Transaction Agreements	1.1
Transactions	1.1
Transfer Taxes	1.1
Transferred Employee	9.1(b)
Transferring Becker Business Employee	9.1(b)
Transferring Employees	9.1(b)
Transition Date	9.3
Transition Services Agreement	3.2(b)
Transitional Trademark End Date	7.1(b)
Treasury Regulations	1.1
Trial Balance Account Information	1.1
Unaudited Financial Information	4.5(a)
WARN Act	1.1
Willful Breach	1.1

EQUITY PURCHASE AGREEMENT

THIS EQUITY PURCHASE AGREEMENT is dated as of January 24, 2022, by and among:

(A)             MCKISSOCK, LLC, a Delaware limited liability company (“McKissock”);

(B)              AVALON ACQUIROR, INC., a Delaware corporation (“Amber Purchaser” and, together with McKissock, the “Purchasers” and each, a “Purchaser”); and

(C)              ADTALEM GLOBAL EDUCATION INC., a Delaware corporation (“Seller”).

The capitalized terms used in this Agreement are defined in Article I, unless otherwise defined herein.

RECITALS

WHEREAS, Seller holds (a) directly and/or (b) indirectly through Global Education International B.V., a Dutch private limited liability company (besloten vennootschap), International Education Holdings, Inc., a Delaware corporation, and Becker Professional Development Corporation, a Delaware corporation (together, the “Selling Subsidiaries”), 100% of the equity interests (the “Equity Interests”) of the entities listed on Annex A attached hereto (the “Acquired Equity Companies”), in the proportions set forth across from each Acquired Equity Company listed therein;

WHEREAS, Seller desires to, and desires to cause the Selling Subsidiaries to, sell, transfer, convey, assign and deliver to (i) the Amber Purchaser, and the Amber Purchaser desires to purchase from Seller and the Selling Subsidiaries, as applicable, all of Seller’s and the Selling Subsidiaries’ respective rights, title and interest in and to the Equity Interests, in each case, as set forth on Annex A hereto and subject to the terms and the conditions set forth in this Agreement (the “Amber Transaction”) and (ii) McKissock, and McKissock desires to purchase from Seller and the Selling Subsidiaries, as applicable, all of Seller’s and the Selling Subsidiaries’ respective rights, title and interest in and to the Equity Interests, in each case, as set forth on Annex A hereto and subject to the terms and the conditions set forth in this Agreement (the “Blue/Orange Transaction”);

WHEREAS, Seller will, and will cause the Selling Subsidiaries and/or its other Controlled Affiliates to, and the Purchasers will, and will cause any of their respective Controlled Affiliates to, at or prior to the Closing, execute and deliver each of the other Transaction Agreements (as defined below) to which they are a party;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of, and material inducement to, the Seller to enter into this Agreement, each Guarantor is entering into a limited guaranty in favor of the Seller (each, a “Limited Guarantee”), pursuant to which such Guarantor is providing a guarantee with respect to certain obligations of its affiliated Purchaser under this Agreement in accordance with the terms of the applicable Limited Guarantee; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual representations, warranties, covenants and promises contained herein and other good and valuable consideration, the adequacy and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties agree as follows:

Article I

Definitions

1.1           Definitions. Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement. The following terms, whenever used herein, shall have the following meanings for all purposes of this Agreement.

“ACAMS Business” shall mean the business of developing content, curricula, and technology for, and of providing certifications, conferences, seminars, memberships and subscriptions to, business professionals in the area of anti-financial crime prevention as part of Seller’s “financial services” segment, in each case, as such activity is conducted by Seller and its Controlled Affiliates (including the Acquired Companies) as of the Closing Date. For the avoidance of doubt, the ACAMS Business shall not include the business of test preparation or continuing education in the medhealth or medical industry.

“ACAMS Business Employees” shall mean each (a) Direct Employee of the ACAMS Business and (b) PEO Employee of the ACAMS Business, in each case, as set forth on the Employee List.

“ACAMS Cash” shall mean (i) the Cash of the ACAMS Companies, plus (ii) ACAMS China Cash.

“ACAMS China” shall mean ACAMS Consulting (Beijing) Co., Ltd., ACAMS咨询（北京）有限公司, a Chinese limited liability company.

“ACAMS China Cash” shall mean (i) $3,000,000, plus (ii) the Closing ACAMS China Cash Amount.

“ACAMS China Retained Earnings” shall mean the retained earnings of ACAMS China, as reflected on either (x) the unaudited balance sheet of ACAMS China as of December 31, 2021 or (y) if delivered prior to the date on which the Estimated Closing Statement is due pursuant to Section 2.4(a), the statutory audited balance sheet of ACAMS China for the year ended December 31, 2021.

“ACAMS China Retained Earnings Deficit” shall mean the absolute value of a deficit of ACAMS China Retained Earnings.

“ACAMS Companies” shall mean those Acquired Companies identified on Schedule 1.1(a) of the Seller Disclosure Schedule under the heading “ACAMS Business.”

“ACAMS Germany” shall have the meaning set forth on Annex A attached hereto.

“ACAMS Germany Equity” shall have the meaning set forth on Annex A attached hereto.

“ACAMS Indebtedness” shall mean the Indebtedness of the ACAMS Companies.

“ACAMS India” shall have the meaning set forth on Annex A attached hereto.

“ACAMS India Equity” shall have the meaning set forth on Annex A attached hereto.

“ACAMS Key Customer” shall mean each of the top ten (10) customers of the ACAMS Business, determined on the basis of sales of the ACAMS Business for each of the twelve (12) month period ended June 30, 2021 and the six (6) month period ended December 31, 2021, as set forth on Schedule 4.23(b) of the Seller Disclosure Schedule.

“ACAMS Key Vendor” shall mean each of the top ten (10) vendors of the ACAMS Business, determined on the basis of the aggregate spend of the ACAMS Business for each of the twelve (12) month period ended June 30, 2021 and the six (6) month period ended December 31, 2021, as set forth on Schedule 4.23(a) of the Seller Disclosure Schedule.

“ACAMS Mexico” shall have the meaning set forth on Annex A attached hereto.

“ACAMS Mexico Equity” shall have the meaning set forth on Annex A attached hereto.

“ACAMS Net Working Capital Overage” shall mean the amount, if any, by which (a) the Net Working Capital of the ACAMS Companies as of the Benchmark Time is greater than (b) the ACAMS Target Net Working Capital.

“ACAMS Net Working Capital Underage” shall mean the absolute value of the amount, if any, by which (a) the Net Working Capital of the ACAMS Companies as of the Benchmark Time is less than (b) the ACAMS Target Net Working Capital.

“ACAMS Panama” shall have the meaning set forth on Annex A attached hereto.

“ACAMS Panama Equity” shall have the meaning set forth on Annex A attached hereto.

“ACAMS Target Net Working Capital” shall have the meaning set forth on Annex B attached hereto.

“Accounting Principles” shall mean the accounting principles, procedures, policies, practices and methods set forth on Annex B attached hereto.

“Accrued Income Taxes” shall mean an amount, not less than zero in any jurisdiction or with respect to any taxpaying entity, of the aggregate unpaid income Taxes payable by any Acquired Company that accrued for any Pre-Closing Tax Period (including the portion of any Straddle Period that ends on the Closing Date), and including in taxable income (i) any adjustment pursuant to Section 481 of the Code (or any corresponding or similar provision of state, local or non-U.S. law) resulting from a change in method of accounting occurring before the Closing and prepaid amounts and deferred revenue received prior to the Closing that in each case would not otherwise be included in taxable income on or prior to the Closing Date and (ii) any inclusion under Section 951 or Section 951A of the Code by the applicable Purchaser and its Affiliates (including the applicable Acquired Company) in a taxable period (or portion thereof) ending after the Closing Date arising out of income accrued or transactions undertaken by the applicable Acquired Company during any Pre-Closing Tax Period calculated as though the taxable year of such applicable Acquired Company ended as of the Closing Date. For the avoidance of doubt, (i) any Taxes of an Acquired Company that are due and payable by Seller or applicable Seller Subsidiary on a Consolidated Return and (ii) any Taxes incurred as a result of a transaction occurring on the Closing Date after the Closing outside the ordinary course of business and not contemplated by this Agreement shall not be included in this definition of Accrued Income Taxes.

“Acquired Companies” shall mean, collectively or individually, as the context may require, the ACAMS Companies, the Becker Companies, and OCL, as set forth on Schedule 1.1(a) of the Seller Disclosure Schedule. For the avoidance of doubt, “Acquired Companies” (i) as used in respect of the Amber Purchaser shall mean the ACAMS Companies and (ii) as used in respect of McKissock, shall mean the Becker Companies and OCL.

“Acquired Company Benefit Plan” shall have the meaning set forth in Section 9.4 of the Seller Disclosure Schedule.

“Affiliate” as to any Person, shall mean any other Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person, through one or more intermediaries or otherwise. For purposes of this definition, “control” of a Person shall mean the power, directly or indirectly, either to (a) vote 10% or more of the securities having ordinary voting power for the election of directors of such Person or (b) direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The Acquired Companies shall be deemed, for purposes of this Agreement, Affiliates of Seller prior to the Closing and Affiliates of the applicable Purchaser at and after the Closing. For the avoidance of doubt, Amber Purchaser is not and shall not be considered an Affiliate of McKissock, and McKissock is not and shall not be considered an Affiliate of Amber Purchaser.

“AGM Acquisition Corp.” shall have the meaning set forth on Annex A attached hereto.

“AGM Acquisition Equity” shall have the meaning set forth on Annex A attached hereto.

“Agreement” shall mean this Equity Purchase Agreement (including the Seller Disclosure Schedule and all other schedules, annexes and exhibits attached hereto), as it may be amended from time to time.

“Amber Purchaser Debt Commitment Letters” shall mean that certain executed commitment letter, dated as of January 24, 2022 (including all exhibits, schedules and annexes thereto, and the executed fee letter associated therewith redacted in a manner as described in Section 5.6), between Amber Purchaser and Bain Capital Credit, LP, Bain Capital Specialty Finance, Inc., BCC Middle Market CLO 2018-1, LLC, BCC Middle Market CLO 2019-1, LLC, Blue Cross of California, EAF Complan II – Private Debt, Bain Capital Direct Lending 2015 (U), L.P., Bain Capital Credit Managed Account (DERP), L.P., BCC DERP II, LLC, Bain Capital Global Direct Lending 2021 (L Master), L.P., BCC GDL21, LLC, Bain Capital Credit Managed Account (G), SCSp, BCC Cambridge New Financing Solution (Revolvers), L.P., CC Cambridge New Financing Solution (TL), L.P., Bain Capital Global Direct Lending (E), L.P., Bain Capital Credit Managed Account (FSS), L.P., CMAC Fund 1, L.P., BCC TRC I, LLC, Los Angeles County Employees Retirement Association, MacQuarie Capital (USA) Inc. and MacQuarie PF Inc. (collectively, the “Amber Purchaser Debt Financing Sources”), pursuant to which the Amber Purchaser Debt Financing Sources have committed, subject to the terms thereof, to lend the amounts set forth therein (the “Amber Purchaser Debt Financing”).

“Amber Purchaser Equity Commitment Letter” shall mean the equity commitment letter, dated as of the date hereof, between Amber Purchaser and its Equity Financing Source, pursuant to which such Equity Financing Source has committed, subject to the terms thereof, to fund the amounts set forth therein (the “Amber Purchaser Equity Financing”).

“Announcement 7” shall mean the announcement issued by the PRC State Administration of Taxation titled “Announcement of the SAT on Several Issues Relating to Corporate Income Tax on Gains from Indirect Transfer of Assets by Non-resident Enterprises, Gong Gao 2015 No. 7”, 国家税务总局关于非居民企业间接转让财产企业所得税若干问题的公告（国家税务总局公告2015年第7号, as may be amended and supplemented and including any similar or replacement Law.

“Antitrust Law” shall mean any Legal Requirements applicable to Purchaser, Seller or any Acquired Company under any applicable jurisdiction that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Bank Street Lease” means the lease arrangements to which ACAMS (UK) Ltd. is a party with respect to the premises at 40 Bank Street, Canary Wharf, London E14 5NR.

“Bankruptcy and Equity Exception” shall mean the effect on enforceability of (a) any applicable Legal Requirement relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Legal Requirement relating to or affecting creditors’ rights generally, and (b) general principles of equity (regardless of whether enforceability is considered in a Proceeding in equity or at law).

“Becker” shall have the meaning set forth on Annex A attached hereto.

“Becker Business” shall mean the business of developing content, curricula, and technology for, and of providing test preparation and continuing education, certifications and skills training in, the areas of accounting and finance as part of Seller’s “financial services” segment, in each case, as such activity is conducted by Seller and its Controlled Affiliates (including the Acquired Companies) as of the Closing Date. For the avoidance of doubt, the Becker Business shall not include the business of test preparation or continuing education in the medhealth or medical industry.

“Becker Business Employee” shall mean each (a) Direct Employee of the Becker Business and (b) PEO Employee of the Becker Business, in each case, as set forth on the Employee List.

“Becker Cash” shall mean the Cash of the Becker Companies.

“Becker Companies” shall mean those Acquired Companies identified on Schedule 1.1(a) of the Seller Disclosure Schedule under the heading “Becker Business.”

“Becker Equity” shall have the meaning set forth on Annex A attached hereto.

“Becker Indebtedness” shall mean the Indebtedness of the Becker Companies.

“Becker Key Course Developers” shall mean each of the top five (5) course authors or course content developers or suppliers of the Becker Business determined on the basis of the aggregate spend of the Becker Business attributable to course content development for each of the twelve (12) month period ended June 30, 2021 and the six (6) month period ended December 31, 2021, as set forth on Schedule 4.23(d) of the Seller Disclosure Schedule.

“Becker Key Course Instructors” shall mean each of the top five (5) course instructors of the Becker Business determined on the basis of the aggregate spend of the Becker Business for each of the twelve (12) month period ended June 30, 2021 and the six (6) month period ended December 31, 2021, as set forth on Schedule 4.23(e) of the Seller Disclosure Schedule.

“Becker Key Customer” shall mean each of the top ten (10) customers (which includes channel partners) of the Becker Business, determined on the basis of sales of the Becker Business for each of the twelve (12) month period ended June 30, 2021 and the six (6) month period ended December 31, 2021, as set forth on Schedule 4.23(b) of the Seller Disclosure Schedule.

“Becker Key Vendor” shall mean each of the top ten (10) vendors of the Becker Business, determined on the basis of the aggregate spend of the Becker Business for each of the twelve (12) month period ended June 30, 2021 and the six (6) month period ended December 31, 2021, as set forth on Schedule 4.23(a) of the Seller Disclosure Schedule.

“Becker/OCL Net Working Capital Overage” shall mean the amount, if any, by which (a) the Net Working Capital of the Becker Companies plus the Net Working Capital of OCL, each as of the Benchmark Time, is greater than (b) the Becker/OCL Target Net Working Capital.

“Becker/OCL Net Working Capital Underage” shall mean the absolute value of the amount, if any, by which (a) the Net Working Capital of the Becker Companies plus the Net Working Capital of OCL, each as of the Benchmark Time, is less than (b) the Becker/OCL Target Net Working Capital.

“Becker/OCL Target Net Working Capital” shall have the meaning set forth on Annex B.

“Benchmark Time” shall mean (i) with respect to Cash, ACAMS Net Working Capital Overage, Becker/OCL Net Working Capital Overage, ACAMS Net Working Capital Underage and Becker/OCL Net Working Capital Underage, 11:59 p.m. Eastern Time on the day immediately preceding the Closing Date and (ii) with respect to Indebtedness, immediately prior to the Closing. For the avoidance of doubt, actions taken by a Purchaser at or following the Closing on the Closing Date shall not affect the calculation of Indebtedness as of immediately prior to the Closing.

“Benefit Plan” shall mean each (a) “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, (b) benefit or compensation plan, policy, program, practice, arrangement or agreement, including any equity, equity-based, retirement, profit sharing, bonus, incentive, severance, separation, change in control, retention, deferred compensation, fringe benefit, vacation, paid time off, medical, dental, life or disability plan, program, policy, practice, agreement or arrangement, other than any social security, unemployment or similar federal, state, local or non-US arrangement required to be maintained or contributed to by applicable Legal Requirements and (c) employment, consulting or other similar agreement, plan, policy, arrangement or program, in each case, that is sponsored, maintained or contributed to by Seller or any of its Controlled Affiliates for the benefit of any Business Employee, former employee of any of the Acquired Companies or other current or former individual service provider of any of the Acquired Companies or with respect to which Seller or any of its Controlled Affiliates have any current or contingent liability with respect to any Business Employee or former employee or other current or former individual service provider of any of the Acquired Companies.

“Business” shall mean, collectively or individually, as the context may require, the ACAMS Business, the Becker Business and the OCL Business.

“Business Day” shall mean any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required to be closed in New York, New York, the Grand Duchy of Luxembourg or Paris, France.

“Business Employee” shall mean, collectively or individually, as the context may require, the ACAMS Business Employees, the Becker Business Employees and/or the OCL Business Employees.

“CARES Act” shall mean (a) the Coronavirus Aid, Relief, and Economic Security Act of 2020, as amended from time to time, together with all applicable regulations and administrative or other guidance from time to time adopted or any other law or executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) intended to address the consequences of COVID-19 (in each case, including any comparable or similar provisions of state, local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Authority), and (b) the American Rescue Plan Act of 2021, and any rules or regulations published with respect thereto by any Governmental Authority.

“Cash” shall mean, with respect to each of the ACAMS Companies, Becker Companies, and OCL, an amount equal to, without duplication, the cash, bank deposits, investment accounts and short-term marketable investments (in each case, to the extent convertible to cash within 30 days) of such Acquired Companies, including the aggregate amount of checks, drafts and wires received and uncashed or uncleared and excluding (i) security deposits, (ii) customer deposits, (iii) any Restricted Cash and (iv) the aggregate amount to be paid under any drafts, wires, outstanding checks written by such Acquired Companies and other payments made by such Acquired Companies that are in process and/or uncleared.

“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity.

“CFIUS Approval” means (i) a written determination from CFIUS stating it has concluded that none of the transactions contemplated hereunder constitute a “covered transaction” and are not subject to review under the DPA; (ii) a written determination from CFIUS stating it has completed a review or investigation of the notification provided to CFIUS pursuant to the DPA with respect to the transactions contemplated by this Agreement, and has concluded all action under the DPA; (iii) if CFIUS has sent a report to the President of the United States requesting the President’s decision and either (a) the President has announced a decision to not take any action to suspend or prohibit the transactions contemplated by this Agreement or (b) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after 15 days from the earlier of the date the President received such report from CFIUS or the end of the investigation period related to the notification provided to CFIUS pursuant to the DPA with respect to the transactions contemplated by this Agreement.

“Closing ACAMS China Cash Amount” shall mean an amount equal to (i) 90% multiplied by (ii) (x) the amount of ACAMS China Retained Earnings minus (y) Pre-Closing Distributed ACAMS China Cash.

“Closing Conditions” shall mean the conditions to the respective obligations of the parties to consummate the Transactions, as set forth in Article X.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commitment Letters” shall mean, collectively or individually, as the context may require, the Equity Commitment Letters (and, as the context may require, shall mean the McKissock Equity Commitment Letter or the Amber Purchaser Equity Commitment Letter) and/or the Debt Commitment Letters (and, as the context may require, shall mean the McKissock Debt Commitment Letters and/or the Amber Purchaser Debt Commitment Letters).

“Confidential Information” means all information regarding a party or its Affiliates’ business, whether in writing or in intangible form, such as oral, visual or electronic, whether or not identified as being proprietary and/or confidential and whether provided before or after the Closing Date, together with any data, reports, analyses, compilations, studies, interpretations, forecasts, models, third-party agreements or materials, trade secrets, customer and supplier information, product information, product roadmaps, records or memoranda, or materials prepared or maintained by Seller or its Affiliates, on the one hand, or Purchasers or their respective Affiliates (including, after the Closing, the Acquired Companies), on the other hand, in whatever form (whether documentary, computer storage or otherwise), in each case containing, reflecting, derived from, based upon or referring to, in whole or in part, any such information; provided that the term “Confidential Information” does not, however, include information that (i) is, was or becomes generally available to the public other than as a result of a disclosure by the Receiving Party or its Representatives in violation of this Agreement; (ii) becomes available to the Receiving Party or its Representatives on a non-confidential basis from a source other than the Disclosing Party, provided that the source of such information was not otherwise to the Receiving Party’s knowledge, after reasonable inquiry, bound by a confidentiality agreement with, or other obligation of secrecy or confidentiality to, the Disclosing Party with respect to such information; (iii) was already in the Receiving Party or its Representatives’ possession prior to disclosure to the Receiving Party or its Representatives by or on behalf of the Disclosing Party as can be reasonably demonstrated by the Receiving Party or its Representatives and was not to the Receiving Party’s knowledge, after reasonable inquiry, subject to an obligation of confidentiality to the Disclosing Party (it being understood that this clause (iii) shall not apply to Confidential Information relating to the Acquired Companies or the Business in the possession of or otherwise known by Seller or its Affiliates prior to the Closing); or (iv) as reasonably demonstrated by the Receiving Party or its Representatives, was or is independently developed by the Receiving Party or any of its Representatives, provided that, in the case of clause (iv), it was not developed using or referencing Confidential Information.

“Confidentiality Agreement” shall mean, as applicable to McKissock, the confidentiality agreement between CG Parent Holdings, LLC and Seller, dated October 10, 2021, and/or, as applicable to Amber Purchaser, the confidentiality agreement between Wendel North America and Seller, dated October 10, 2021.

“Consent” shall mean any consent, approval or authorization.

“Consolidated Return” shall mean any consolidated, combined, unitary or similar Tax Return that includes Seller or any of its Controlled Affiliates (other than the Acquired Companies), on the one hand, and any Acquired Company, on the other hand.

“Contagion Event” shall mean the outbreak and ongoing effects of a contagious disease, epidemic or pandemic (including COVID-19).

“Contract” shall mean any agreement, contract, obligation, promise, understanding, arrangement, commitment or undertaking of any nature.

“Controlled Affiliate” shall mean each Affiliate of a Person that is directly or indirectly controlled by such Person. For purposes of this definition, “control” of a Person shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether by ownership of equity interests, by contract or otherwise. The Acquired Companies shall be deemed, for purposes of this Agreement, Controlled Affiliates of Seller prior to the Closing and Controlled Affiliates of the applicable Purchaser at and after the Closing. The Controlled Affiliates of Seller shall not include (a) any Person as to which any class of securities is listed on the New York Stock Exchange, the NASDAQ Capital Market, the NASDAQ Global Market, the NASDAQ Global Select Market, or any other national or regional stock exchange or publicly traded on any similar market, in each case, as of the date of this Agreement or (b) any Person as to which Seller or any of its Subsidiaries is not entitled, by ownership of equity interests, by Contract or otherwise, to appoint or elect at least a majority of the directors, managers, trustees or other members of the applicable governing body thereof, or any Subsidiaries of such excluded Person set forth in clause (a) or (b).

“COVID-19” shall mean the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions, variants or mutations thereof.

“COVID-19 Measure” shall mean any quarantine, “shelter in place,” “stay at home,” social distancing, shutdown, closure, or sequester recommended or required by any Governmental Authority or any other Legal Requirement, Proceeding, directive, guideline or recommendation by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in connection with or in response to COVID-19, including the CARES Act, The Families First Coronavirus Response Act and the American Rescue Plan Act.

“Credit Facilities” shall mean the facilities set forth on Schedule 1.1(b) of the Seller Disclosure Schedule.

“Cure Notice” shall mean irrevocable written notice delivered by a Purchaser to Seller, that (i) either the Amber Transaction or the Blue/Orange Transaction, as applicable for such Purchaser, is a Closeable Transaction, (ii) such Purchaser is ready, willing and able to take all actions within its control to consummate the Closing and that if Seller elects to close such Purchaser’s Transaction, then the Closing of such Transaction will occur, (iii) the Equity Financing and the Debt Financing (or the Alternative Financing or other actual financing sources) have been funded or will be funded at the Closing if such Closing were to occur and (iv) such Purchaser has delivered the counterparts and certificate required by Section 3.3(b) through (d), which counterparts and certificates shall accompany the Cure Notice.

“Customs and Trade Laws” shall mean all applicable export, import, customs and trade, and anti-boycott Legal Requirements administered, enacted or enforced by a relevant Governmental Authority.

“Data Processing Addendum ” shall mean the data processing addendum attached hereto as Exhibit A, which shall take effect as of the date hereof and remain in effect through the Closing Date.

“Debt Commitment Letters” shall mean, collectively or individually, as the context may require, the McKissock Debt Commitment Letters and/or the Amber Purchaser Debt Commitment Letters.

“Debt Financing” shall mean, collectively or individually, as the context may require, the Amber Purchaser Debt Financing and/or the McKissock Debt Financing.

“Debt Financing Source Related Party” shall mean any Debt Financing Source or any former, current or future Affiliate of any Debt Financing Source or any former, current or future director, officer, employee, agent, advisor, general or limited partner, manager, member, stockholder or Affiliate, successor or assignee of any of the foregoing.

“Debt Financing Sources” shall mean, collectively or individually, as the context may require, the Amber Purchaser Debt Financing Sources and/or the McKissock Debt Financing Sources.

“Direct Employee” shall mean (x) with respect to the ACAMS Business, each employee of the Seller or its Controlled Affiliates (including the Acquired Companies) who provides services primarily to the ACAMS Business; (y) with respect to the Becker Business, each employee of the Seller or its Controlled Affiliates (including the Acquired Companies) who provides services primarily to the Becker Business and (z) with respect to the OCL Business, each employee of the Seller or its Controlled Affiliates (including the Acquired Companies) who provides services primarily to the OCL Business.

“DPA” means Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. §4565), and all rules and regulations thereunder, including those codified at 31 C.F.R. Part 800.

“Employee List” means the list of Direct Employees and PEO Employees that has been made available to Purchaser as of the date of this Agreement and as may be updated in accordance with Section 9.11.

“Employer of Record” shall mean each of the professional employer organizations set forth on Schedule 1.1(c) of the Seller Disclosure Schedule that directly employ one or more of the PEO Employees.

“Encumbrance” shall mean any lien, pledge, claim, hypothecation, charge, mortgage, security interest, reservation, restriction, right of first refusal or first offer, option or other similar encumbrances.

“Environmental Law” shall mean any Legal Requirement relating to pollution, public or worker health or safety, or protection of the environment, including the use, handling, transportation, treatment, storage, disposal, release or threat of release or discharge of Hazardous Materials.

“Equity Commitment Letters” shall mean, collectively or individually, as the context may require, the McKissock Equity Commitment Letters and/or the Amber Purchaser Equity Commitment Letter.

“Equity Financing” shall mean, collectively or individually, as the context may require, the Amber Purchaser Equity Financing and/or the McKissock Equity Financing.

“Equity Financing Source” means each of Wendel Luxembourg SA, a société anonyme organized under Luxembourg law, as the equity financing source of Amber Purchaser, and Gridiron Capital Fund IV, L.P., a Delaware limited partnership, as the equity financing source of McKissock, as applicable.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any Person, any other Person, trade or business that, at any relevant time, would be treated as a single employer with such Person under Section 414(b), 414(c), or 414(m) or 414(o) of the Code.

“Financing Sources” means the Debt Financing Sources and the Equity Financing Sources.

“Fraud” shall mean an actual and intentional misrepresentation or omission in the making of a representation or warranty expressly stated in Article IV or Article V of this Agreement by a party hereto to another party hereto; provided that (a) such representation or warranty was materially false or materially inaccurate in the context of the Transactions at the time such representation or warranty was made or omitted, (b) the party making such representation or warranty had actual knowledge (and not imputed or constructive knowledge) that such representation or warranty was materially false or materially inaccurate when made or omitted, (c) such party had the specific intent to deceive another party and induce such other party to enter into this Agreement and (d) such other party reasonably relied on such false or inaccurate representation or warranty or omission and suffered damages as a result of such reasonable reliance. “Fraud” shall not include any cause of action, including fraud, based on constructive or imputed knowledge, negligence or recklessness.

“Fundamental Documents” means the organizational documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs, including, as applicable, articles or certificate of incorporation, memorandum, memorandum of association, articles of association, articles of organization, certificate of formation, declaration of trust, partnership agreement, by-laws, and/or operating or limited liability company agreement.

“GAAP” shall mean generally accepted accounting principles in the United States in effect from time to time.

“Governmental Authority” shall mean any United States, supra-national or non-United States federal, state, county or local government, political subdivision, governmental, regulatory or administrative agency or authority, licensing authority, instrumentality, agency, bureau, body or commission, self-regulatory organization or any board, court, tribunal, or judicial or arbitral body (public or private), in each case, exercising governmental, quasi-governmental, executive, legislative, judicial, regulatory, licensing (including non-governmental licensing), accreditation, approval, taxing or administrative functions.

“Governmental Official” means (i) any official, officer, employee or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, any company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Authority, (ii) any political party or party official or candidate for political office or (iii) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any Person described in the foregoing clause (i) or (ii) of this definition.

“Guarantor” means each of Wendel Luxembourg SA, as the Guarantor of Amber Purchaser, and CG Parent Holdings, LLC and Gridiron Capital Fund IV, LP as the Guarantors of McKissock, as applicable.

“Hazardous Materials” shall mean (a) petroleum, petroleum products, by-products or breakdown products, radioactive materials, friable asbestos, per- or polyfluoroalkyl substances, or polychlorinated byphenyls and (b) any chemical, waste, material or substance defined or regulated as hazardous, toxic, a pollutant or a contaminant, or for which liability or standards of conduct may be imposed, under any applicable Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” shall mean, without duplication with respect to the Acquired Companies: all liabilities relating to indebtedness for borrowed money (including with respect to deposits or advancements of any kind), whether current or funded, or secured or unsecured, including (a) the unpaid principal amount of and accrued interest in respect of indebtedness for borrowed money or the deferred purchase price for property, assets, securities or services (excluding trade payables in the ordinary course of business), including (i) indebtedness obligations that are evidenced by a note, bond, draft, debenture or similar debt instrument (excluding performance guarantees), (ii) any unpaid “earn-out” obligations, obligations under “seller notes” and other purchase price obligations in connection with any acquisition, whether by merger, stock purchase, asset acquisition or otherwise, (iii) factoring arrangements, in each case, calculated at the maximum amount payable pursuant to such obligation, (b) all indebtedness of the Acquired Companies created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Acquired Company (whether or not the rights and remedies of the Acquired Company or lender under such agreement in the event of default are limited to repossession or sale of such property), (c) all indebtedness of any such Acquired Company secured by a purchase money mortgage or other Encumbrance to secure all or part of the purchase price of the property subject to such mortgage or Encumbrance, (d) all obligations of any Acquired Company as lessee under leases that are recorded as capital or finance leases in the Unaudited Financial Information, or are required to be recorded as capital or finance leases in accordance with GAAP (excluding any obligations for operating leases that may be recognized as a result of the application of FASB Accounting Standards Codification Topic 842, Accounting for Leases), (e) contractual obligations relating to interest rate protection, hedging arrangements, swap agreements, collar agreements and similar agreements, (f) obligations under any acceptance credit, letter of credit, performance or surety bonds or similar instrument or facility, in each case, only to the extent drawn or called prior to the Closing, (g) any accrued but unpaid severance obligations under any Acquired Company Benefit Plan owed to former employees of any of the Acquired Companies (including the employer portion of any applicable payroll Taxes, assuming all such amounts are paid at Closing), (h) any accrued and unpaid compensation payable to Business Employees, former employees, and other individual service providers of any of the Acquired Companies under an Acquired Company Benefit Plan or otherwise transferring to Purchasers by operation of applicable Legal Requirement (excluding, for the avoidance of doubt, any compensation set forth on Schedule 4.13(c) to the extent such amounts are paid by Seller and do not represent an obligation or liability of an Acquired Company) (and, in each case, including the employer portion of payroll Taxes thereon, assuming all such amounts are paid at Closing), (i) all declared but unpaid dividends or distributions, or amounts owed to Seller or its Affiliates (j) all Accrued Income Taxes, (k) any deferred payroll Taxes (including those deferred in accordance with the CARES Act), (l) any unforgiven obligations under any governmental loan assistance program, (m) Seller Transaction Expenses, (n) the Pre-Closing VAT and Sales Tax Exposure, (o) all indebtedness referred to above which is directly or indirectly guaranteed by any Acquired Company or which any Acquired Company has agreed (contingently or otherwise) to purchase or otherwise acquire, (p) the employer portion of any applicable payroll Taxes, if any, with respect to any of the foregoing items, (q) all liabilities owed to any Person under any defined benefit (whether domestic or foreign, contractual or statutory), termination indemnity, seniority premium, gratuity, nonqualified deferred compensation plans that are Acquired Company Benefit Plans or otherwise transfer to Purchasers by operation of an applicable Legal Requirement or statutory requirement, (r) any unpaid liabilities owed to any Person under the Bank Street Lease, (s) any liability outstanding under any Intercompany Agreements not terminated prior to the Closing pursuant to Section 6.6(a) (t) the ACAMS China Retained Earnings Deficit, if any, and only to the extent determinable pursuant to the statutory audited balance sheet of ACAMS China and (u) all interest, fees, penalties (including pre-payment penalties) and other expenses owed (or to be owed in connection with the repayment thereof) with respect to the indebtedness referred to above through the Closing Date; provided, however, that, in no event will Indebtedness include: (i) any indebtedness incurred by any ACAMS Company, on the one hand, that is owed to any other ACAMS Company, on the other hand, (ii) any indebtedness incurred by any Becker Company or OCL, on the one hand, that is owed to any other Becker Company or OCL, on the other hand, (iii) any indebtedness incurred by an Acquired Company, on the one hand, that is owed to Seller or its Affiliates (other than an Acquired Company), on the other hand, that will be terminated, satisfied or cancelled at or prior to Closing, or (iv) any amount that is included in the determination of Net Working Capital. For the avoidance of doubt, any Taxes of an Acquired Company that are due and payable by Seller or applicable Seller Subsidiary on a Consolidated Return shall not be included in this definition of Indebtedness, unless actually paid by any Acquired Company.

“Intellectual Property” shall mean all: (a) patents, patent applications, patent disclosures and utility models, rights in inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, rights in improvements, technical trade secrets, proprietary information, know-how, technology, technical data and client lists, and all documentation to the extent related to any of the foregoing throughout the world, together with all related divisionals, provisionals, continuations, continuations-in-part, reissues, revisions, renewals, extensions, substitutions, and reexaminations (“Patents”), (b) trade secrets and other confidential know-how and information, customer lists, supplier lists, pricing and cost information, business and marketing plans, ideas, inventions, proprietary processes, tools, formulae, models, and methodologies, (c) registered and unregistered trademarks, service marks, trade names, brand names, logos, slogans, trade dress, trade styles, designs, common law trademarks and service marks, registered and unregistered business names, corporate names, Internet domain names, websites, internet uniform resource locators, digital tags, email addresses, social media accounts, phone numbers and registrations and passwords in respect thereof, and all registrations and applications for registration and renewals of the foregoing, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (d) original works of authorship (whether copyright or not), copyrights and copyrightable subject matter (whether registered or unregistered), all registrations and applications for registration and renewals of such copyrights, and all issuances, extensions and renewals of such registrations and applications (“Copyrights”), (e) rights in computer programs, operating systems, and software programs, (f) rights in databases, data compilations and collection of technical data, (g) rights in all course content, to the extent not otherwise covered in the foregoing definition, (h) similar or equivalent rights to any of the foregoing anywhere in the world, (i) in each case of the foregoing, the right to apply for registrations, certificates, or renewals with respect thereto, the right to prosecute, enforce, obtain damages relating to, settle or release any past, present, or future infringement thereof, and (j) goodwill associated with any of the foregoing.

“Investment Bank” shall mean Morgan Stanley & Co. LLC.

“IRS” shall mean the United States Internal Revenue Service.

“Key Customer” shall mean, collectively and/or individually, as the context may require, the ACAMS Key Customers, Becker Key Customers and/or OCL Key Customers.

“Key Vendor” shall mean, collectively and/or individually, as the context may require, the ACAMS Key Vendors, Becker Key Vendors and/or OCL Key Vendors.

“Labor Agreement” means any collective bargaining agreement or other Contract with any labor union, labor organization, or works council, other than any national or sector level collective bargaining agreements or Contracts.

“Legal Requirement” shall mean any statute, law, act, ordinance, regulation, rule, code, treaty, Order or other requirement or rule of law (including common law) promulgated by a Governmental Authority.

“Losses” shall mean all losses, damages, costs, expenses, and liabilities actually suffered or incurred and paid (including reasonable attorneys’ fees).

“Material Adverse Effect” shall mean any event, change, development or effect that has, or would reasonably be expected to have, a material adverse effect on (x) the ability of the Seller to consummate the Transactions, or (y) the business, financial condition or results of operations of the applicable Business, taken as a whole (which, with regard to the Becker Business and the OCL Business, shall be considered for all purposes of this definition on a combined basis and shall be deemed a “Becker/OCL Material Adverse Effect” and, with respect to the ACAMS Business shall be deemed an “ACAMS Material Adverse Effect”); provided that, solely with respect to the foregoing clause (y), no event, change, development or effect resulting or arising from or in connection with any of the following matters shall be deemed, either alone or in combination, to constitute or contribute to, or be taken into account in determining whether there has been a Material Adverse Effect: (a) any general change or development in national, international, foreign, domestic or regional economic, financial, social or political conditions (including changes therein) in markets in which the applicable Business has material operations, (b) hostilities, acts of war, protests, riots, unrest, sabotage, terrorism, cyberterrorism or cybercrime or military actions or any escalation or worsening of any of the same, (c) any general change or development in any financial, debt, credit, capital or banking markets or conditions, including any increase in price of commodities in markets in which the applicable Business has material operations, (d) any general change or development in interest, currency or exchange rates or tariffs or any trade wars, (e) any act of God, hurricane, flood, tornado, fire, explosion, weather event, earthquake, landslide, other natural disaster and any Contagion Event or outbreak of COVID-19, (f) changes in legal or regulatory conditions after the date hereof, including changes or proposed changes in Legal Requirements (or standards, interpretations or enforcement thereof), whether or not related to a Contagion Event or other public health emergency, (g) any general change or development in GAAP or other mandatory accounting practices, policies or requirements, standards, interpretations or enforcement thereof following the date of this Agreement, in each case, that are applicable to the applicable Business, (h) any general change or development applicable to the industries in which the applicable Business operates, (i) the failure of the applicable Business to meet any internal or published projections, estimates or forecasts of revenues, goals, earnings or other measures of financial or operating performance for any period (provided, that the facts and circumstances underlying any such failure may be taken into account in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by the definition thereof), (j) any effect resulting from the execution of the Transaction Agreements, the announcement or consummation of the Transactions or compliance with the terms of this Agreement or the other Transaction Agreements, including any breach by Purchasers of any of their obligations under this Agreement or the other Transaction Agreements or the identity of the Purchasers and their respective Affiliates (provided that this clause (j) shall not apply to the use of Material Adverse Effect in Section 4.2), (k) the effect of any action taken by an Acquired Company at the express written request of the applicable Purchaser with respect to the relevant Business or the relevant Acquired Companies, including losses or threatened losses of, or any adverse change in the relationship with, employees, customers, suppliers, vendors, resellers, distributors, financing sources, licensors, licensees or others having relationship with the Business), (l) the effect of any event or action taken by Seller or its Affiliates expressly required by this Agreement or requested in writing by the applicable Purchaser; provided that to the extent that any event in the foregoing clauses (a) through (h) has a disproportionate and adverse impact on the applicable Business, taken as a whole (as it applies to the combined Becker Business and the OCL Business, or as it applies to the ACAMS Business, as applicable), as compared to the impact such event has on other Persons operating in the same industries as the applicable Business operates, then the incremental effect of such event shall be taken into account in determining whether a Material Adverse Effect has occurred.

“McKissock Debt Commitment Letters” shall mean that certain executed commitment letter, dated as of January 24, 2022 (including all exhibits, schedules and annexes thereto, and the executed fee letter associated therewith redacted in a manner as described in Section 5.6), between McKissock and Jefferies Finance LLC, MacQuarie Capital (USA) Inc., MacQuarie Funding LLC and ICG North America Holdings II LP (collectively, the “McKissock Debt Financing Sources”), pursuant to which the McKissock Debt Financing Sources have committed, subject to the terms thereof, to lend the amounts set forth therein (the “McKissock Debt Financing”).

“McKissock Equity Commitment Letter(s)” shall mean the equity commitment letter(s), dated as of the date hereof, between McKissock and its Equity Financing Source, pursuant to which such Equity Financing Source has committed, subject to the terms thereof, to fund the amounts set forth therein (the “McKissock Equity Financing”).

“Net Working Capital” shall have the meaning set forth on Annex B.

“OCL” shall have the meaning set forth on Annex A attached hereto.

“OCL Business” shall mean the business of developing content, curricula, and technology for and of providing governance, risk and compliance training, mortgage licensure preparation, mandatory mortgage licensure courses, exam preparation courses, continuing education and professional development in the banking, credit union and mortgage industries as part of Seller’s “financial services” segment, in each case, as such activity is conducted by Seller and its Controlled Affiliates (including the Acquired Companies) as of the Closing Date. For the avoidance of doubt, the OCL Business shall not include the business of test preparation or continuing education in the medhealth or medical industry.

“OCL Business Employee” shall mean shall mean each Direct Employee of the OCL Business, in each case, as set forth on the Employee List.

“OCL Cash” shall mean the Cash of OCL.

“OCL Equity” shall have the meaning set forth on Annex A attached hereto.

“OCL Indebtedness” shall mean the Indebtedness of OCL.

“OCL Key Channel Partner” shall mean each of the top five (5) channel or affiliate partners of the OCL Business other than state banking associations, and each of the top five (5) channel or affiliate partners of the OCL Business that are state banking associations determined on the basis of revenue of the OCL Business attributable to the channel partners for each of the twelve (12) month period ended June 30, 2021 and the six (6) month period ended December 31, 2021, as set forth on Schedule 4.23(c) of the Seller Disclosure Schedule.

“OCL Key Customer” shall mean each of the top ten (10) customers of the OCL Business, determined on the basis of sales of the OCL Business for each of the twelve (12) month period ended June 30, 2021 and the six (6) month period ended December 31, 2021, as set forth on Schedule 4.23(b) of the Seller Disclosure Schedule.

“OCL Key Vendor” shall mean each of the top ten (10) vendors of the OCL Business, determined on the basis of the aggregate spend of the OCL Business for each of the twelve (12) month period ended June 30, 2021 and the six (6) month period ended December 31, 2021, as set forth on Schedule 4.23(a) of the Seller Disclosure Schedule.

“Order” shall mean any order, writ, judgment, ruling, injunction, temporary restraining order, decree, stipulation, determination or award entered by or with any Governmental Authority or arbitrator.

“Other Confidential Information” means any information concerning or relating to the businesses and affairs of any Acquired Company, the Business and/or any Purchaser (including, without limitation, Confidential Information regarding the Business and all other information regarding the financial condition, results of operations and prospects of, and customer and supplier lists of, and pricing and terms relating to, the Business) that has not been made public and that is not generally known to the public or to other persons who might obtain value or competitive advantage from its disclosure or use; provided that the term “Other Confidential Information” does not, however, include information that (i) is, was or becomes generally available to the public other than as a result of a disclosure by Seller or its Representatives in violation of this Agreement; (ii) becomes available to Seller or its Representatives on a non-confidential basis from a source other than the Acquired Companies, the Businesses or any Purchaser, provided that the source of such information was not otherwise to Seller’s knowledge, after reasonable inquiry, bound by a confidentiality agreement with, or other obligation of secrecy or confidentiality to, the Acquired Companies, the Businesses or any Purchaser with respect to such information; (iii) was already in Seller or its Representatives’ possession prior to disclosure to Seller or its Representatives by or on behalf of the Acquired Companies, the Businesses or any Purchaser as can be reasonably demonstrated by Seller or its Representatives and was not to Seller’s knowledge, after reasonable inquiry, subject to an obligation of confidentiality to the Acquired Companies, the Businesses or any Purchaser (it being understood that this clause (iii) shall not apply to Confidential Information relating to the Acquired Companies or the Business in the possession of or otherwise known by Seller or its Affiliates prior to the Closing); or (iv) as reasonably demonstrated by Seller or its Representatives, was or is independently developed by Seller or any of its Representatives, provided that, in the case of clause (iv), it was not developed using or referencing Other Confidential Information.

“Owned IP” shall mean the Intellectual Property (a) owned or purported to be owned by the Acquired Companies or (b) owned or purported to be owned by Seller or its Controlled Affiliates (other than the Acquired Companies) and transferred to an Acquired Company on or prior to the Closing Date pursuant to the Reorganization.

“PEO Employee” shall mean each individual set forth on the Employee List who (x) with respect to the ACAMS Business is directly employed outside the United States by an Employer of Record and provides services primarily to the ACAMS Business; and (y) with respect to the Becker Business, is directly employed outside the United States by an Employer of Record and provides services primarily to the Becker Business.

“Permit” shall mean any permit, license, authorization, registration, approval, concession, grant, franchise, certificate, accreditation, identification numbers exemption, waiver, and filing issued, obtained or required by any Governmental Authority.

“Permitted Encumbrances” shall mean (a) Encumbrances for Taxes, assessments or other governmental charges or levies not yet due and payable or the amount or validity of which is being contested in good faith by appropriate Proceedings and for which there are adequate reserves on the applicable financial statements in accordance with GAAP, (b) Encumbrances of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other similar Encumbrances imposed or permitted by Legal Requirements in the ordinary course of business, in each case, securing amounts that are not delinquent, (c) Encumbrances arising out of, relating to or resulting from this Agreement or the other Transaction Agreements, (d) with respect to real property, defects or imperfections of title, easements, covenants, rights of way, restrictions and other similar charges or matters of record, defects or Encumbrances, including those identified on title policies or preliminary title reports, not materially interfering with the current use or occupancy of such real property or materially impairing the marketability (or, in jurisdictions where any Encumbrance regardless of type or materiality defeats marketability, insurability) of title in such real property, individually or in the aggregate, (e) with respect to real property, zoning, entitlement, building and other generally applicable land use restrictions by a Governmental Authority not materially interfering with the current use or occupancy of such real property or materially impairing the marketability (or, in jurisdictions where any Encumbrance regardless of type or materiality defeats marketability, insurability) of title in such real property, individually or in the aggregate, (f) non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice and exclusive licenses of Intellectual Property that do not materially diminish the value to the Business of the licensed Intellectual Property, (g) Encumbrances imposed on the underlying fee interest of any Real Property Lease not materially interfering with the current use or occupancy of such real property, and (h) Encumbrances created under federal, state or foreign securities Legal Requirements.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust or company (including any limited liability company or joint stock company) or other similar entity, including a Governmental Authority.

“Pre-Closing Tax Period” means any tax period or portion thereof ending on or before the Closing Date.

“Pre-Closing VAT and Sales Tax Exposure” means an amount equal to the sum of (i) any liability for value added or similar Tax arising from a failure to comply with any Legal Requirement for any Pre-Closing Tax Period in any jurisdiction, including, for the avoidance of doubt, any amounts unpaid as of the Closing Date pursuant to a voluntary disclosure agreement with any Tax Authority and (ii) any unpaid sales Tax for any Pre-Closing Tax Period in any jurisdiction, including, for the avoidance of doubt, any amounts unpaid as of the Closing Date pursuant to a voluntary disclosure agreement with a state Tax Authority.

“Proceeding” shall mean any action, claim, suit, litigation, audit, arbitration, complaint, charge, hearing, inquiry, investigation, administrative enforcement or legal proceeding (whether civil or criminal) by or before any Governmental Authority or arbitrator.

“Purchase Price” shall mean, collectively and/or individually, as the context may require, the ACAMS Purchase Price and the Becker/OCL Purchase Price.

“Purchaser Fundamental Representations” shall mean the representations and warranties of the relevant Purchaser set forth in Section 5.1 (Authority; Enforceability), Section 5.3 (Organization), Section 5.7 (Solvency) and Section 5.8 (Brokers). For the avoidance of doubt, the Purchaser Fundamental Representations given by (i) Amber Purchaser are made solely with respect to Amber Purchaser and (ii) McKissock are made solely with respect to McKissock.

“Purchaser Material Adverse Effect” shall mean any event, change, development or effect that is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the ability of the relevant Purchaser to timely perform its obligations under this Agreement or to consummate the Transactions.

“Purchaser Related Party” shall mean any former, current or future Affiliate of the relevant Purchaser or any former, current or future director, officer, employee, agent, advisor, general or limited partner, manager, member, stockholder or Affiliate, successor or assignee of any of the foregoing. For the avoidance of doubt, Amber Purchaser is not and shall not be considered a Purchaser Related Party of McKissock, and McKissock is not and shall not be considered a Purchaser Related Party of Amber Purchaser.

“Purchaser Termination Fee” means, as applicable, the Amber Purchaser Fee, the McKissock Fee, the At-Fault Termination Fee or the HSR Termination Fee, as determined pursuant to Section 11.4.

“Qualified Termination” shall mean a General Qualified Termination or Qualified Antitrust Termination, as applicable.

“Representatives” shall mean, in relation to a Person, its officers, directors, employees, agents, representatives, advisors and Controlled Affiliates.

“Required Financial Information” means (a) the Unaudited Financial Information and (b) (i) with respect to the Amber Purchaser, the financial statements required to be delivered in order to satisfy the condition set forth in clause 4(a) of Schedule II to the Amber Purchaser Debt Commitment Letter, and (ii) with respect to McKissock, the financial statements required to be delivered in order to satisfy the condition set forth in Section 5 of Exhibit D to the McKissock Debt Commitment Letter.

“Restricted Cash” shall mean Cash that is not freely usable by the applicable Acquired Company or Purchaser because it is subject to restrictions, limitations, or Taxes on use or distribution by Legal Requirement, contract or otherwise (including, without limitation, restrictions on dividends and repatriations or any other form of restriction, but only the portion that is actually restricted or, in the case of Taxes, only the Taxes payable on the use or distribution of such Cash, and any cash that is an asset of ACAMS China).

“Sanctioned Person” shall mean any Person that is the target of Sanctions, including (a) the government of any Sanctioned Territory, (b) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the United States Department of State, the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom, (c) any Person located, organized or resident in a Sanctioned Territory, (d) any Person otherwise the target of any Sanctions or (e) any Person directly or indirectly owned or controlled by any such Person or Persons described in the foregoing clauses (a), (b) or (c).

“Sanctioned Territory” shall mean, at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions (including, the Crimean region, Cuba, Iran, North Korea, and Syria).

“Sanctions” shall mean economic or financial sanctions or trade embargoes or Legal Requirements relating to terrorism, trade sanctions programs and embargoes, imposed, administered or enforced from time to time by the United States (including through OFAC or the United States Department of State), the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom.

“SDP” shall have the meaning set forth on Annex A attached hereto.

“SDP Equity” shall have the meaning set forth on Annex A attached hereto.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933.

“Seller Benefit Plan” shall mean each Benefit Plan that is not an Acquired Company Benefit Plan.

“Seller Debt Facilities” shall mean the facilities set forth on Schedule 1.1(d) of the Seller Disclosure Schedule.

“Seller Disclosure Schedule” shall mean the disclosure schedules dated as of the date of this Agreement and delivered by Seller to Purchaser in connection with the execution of this Agreement.

“Seller Fundamental Representations” shall mean the representations and warranties of Seller set forth in Section 4.1 (Authority; Enforceability); Section 4.3(a), (b), the first sentence of (c) and (d) (Organization; Acquired Companies); Section 4.4 (Title; Equity Interests); and Section 4.19 (Brokers).

“Seller Group” shall mean Seller and its Controlled Affiliates (other than the Acquired Companies).

“Seller Related Party” shall mean any former, current or future Affiliate of the Seller or any former, current or future director, officer, employee, agent, advisor, general or limited partner, manager, member, stockholder or Affiliate, successor or assignee of any of the foregoing.

“Seller Trading Price” means the volume weighted average of the closing sale prices per share of the common stock of Seller on the New York Stock Exchange (as such volume weighted average is reported by Bloomberg or, if not reported by Bloomberg, as reported by another authoritative source) on each of the five (5) full consecutive trading days ending on and including the third (3rd) Business Day prior to the Closing Date.

“Seller Transaction Expenses” means, solely to the extent (i) not paid by Seller or its Affiliates (other than the Acquired Companies) or otherwise payable by Seller or its Affiliates (other than the Acquired Companies), (ii) not already included in the definition of Indebtedness or included in the determination of Net Working Capital or (iii) not otherwise contemplated in this Agreement to be paid by either or both Purchasers, the expenses and fees incurred by the Seller, Selling Subsidiaries, any of their Affiliates or any Acquired Company only to the extent payable by any Acquired Company or for which any Acquired Company is liable, in each case, in connection with the preparation and negotiation of this Agreement and the consummation of the transactions contemplated hereby, including (a) any amounts paid or payable by any Acquired Company to any Person, Business Employees or former employees of an Acquired Company, in connection with, or conditioned in whole or in part on, the consummation of the transactions contemplated by this Agreement (including change of control payments, transaction bonuses, sale bonuses, retention, and other similar compensatory payments, but excluding, for the avoidance of doubt, any compensation set forth on Schedule 4.13(c) to the extent such amounts are paid by Seller and do not represent an obligation or liability of an Acquired Company), and for the avoidance of doubt, without duplication of any of the foregoing amounts that are actually included in the definition of “Indebtedness”, (b) any legal, accounting, financial advisory and other third party fees and other expenses incurred by any Acquired Company or the Seller or Selling Subsidiaries or any of their Affiliates to the extent payable by the Acquired Companies or for which the Acquired Companies are liable in connection with the transactions contemplated by this Agreement (including preparation and delivery of the financial information contemplated by Section 6.10 hereof), in each case, whether or not invoiced, including all fees, commissions, expenses, or other costs payable to the Investment Bank, provided, that, the reasonable out-of-pocket costs and expenses incurred by Seller or its Affiliates in connection with the Contract Consents and the Contract Breakage Costs pursuant to Section 6.4 shall be borne 50% by the applicable Purchaser, on the one hand, and 50% by the Seller, on the other hand; provided, that, for the avoidance of doubt, Seller shall bear 100% of the costs and expenses incurred in connection with the Seller Debt Facilities Release and any penalty, payment or prepayment of principal or interest (including prepayment penalties) in connection with any such Seller Debt Facilities Release, and (c) the employer share of any applicable payroll Taxes associated with any of the foregoing.

“Seller Transitional Trademarks” shall mean the Trademarks set forth on Schedule 7.1 of the Seller Disclosure Schedule, provided, that, for the avoidance of doubt, under no circumstance shall any Owned IP be deemed a Seller Transitional Trademark (except, for clarity, ADTALEM, ADTALEM GLOBAL EDUCATION, and the A stylized logo are not Owned IP).

“Seller’s Knowledge” and similar phrases shall mean the actual knowledge of the individuals set forth on Schedule 1.1(e) of the Seller Disclosure Schedule, after reasonable inquiry of each such individual’s direct reports.

“Settlement Accountant” shall mean an independent accounting firm of national reputation as shall be agreed upon in writing by Seller and the applicable Purchaser; provided that if Seller and such Purchaser are unable to mutually agree upon a Settlement Accountant within ten (10) Business Days, then within an additional ten (10) Business Days, Seller and such Purchaser shall each select one (1) such firm and those two (2) firms shall, within fifteen (15) Business Days after their selection, select a third (3rd) such firm to serve as the Settlement Accountant.

“Shared Contracts” shall mean the Contracts under which the applicable Business and at least one other business unit (other than any of the Businesses) of Seller or any of its Controlled Affiliates purchases or sells goods or services on a joint basis or uses goods or services on a joint basis; provided that in no event shall the term “Shared Contracts” include (i) any Contracts for general corporate functions furnished by Seller or its Controlled Affiliates, including finance, accounting, tax, human resources, legal, information technology, facilities and security, procurement and other ancillary or corporate shared services provided by Seller or its Controlled Affiliates (other than the Acquired Companies) or other corporate centralized functional organizations within or controlled by Seller or its Controlled Affiliates (other than the Acquired Companies), or (ii) any Contracts that are used to provide services by Seller and its Affiliates (other than the Acquired Companies) to the Acquired Companies under the Transition Services Agreement.

“Straddle Period” shall mean any taxable year or period that includes, but does not end on, the Closing Date.

“Subsidiary” shall mean, with respect to any Person, whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member; provided that, from and after the Closing, none of the Acquired Companies shall be considered a Subsidiary of Seller or any of its Affiliates.

“Surviving Payment Provisions” shall mean (i) the payment obligations in Section 6.4(a) and Section 6.4(b) (Certain Consents) and (ii) the reimbursement obligations in Section 6.15(c) (Seller Cooperation with Financing).

“Target Net Working Capital” shall have the meaning set forth on Annex B.

“Tax” shall mean (a) all forms of taxation imposed by any Tax Authority, including all United States federal, state or local taxation (including income, value added, occupation, real and personal property, social security, gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, occupation, premium or windfall profit taxes, stamp duty, customs and other import or export duties, escheat and unclaimed property, estimated and other taxes), together with any interest, penalties, and additions to tax and (b) any liability for the payment of any amount of the type described in the immediately preceding clause (a) as a result of Treasury Regulations Section 1.1502-6(a) (or any similar provision of state, local or non-U.S. Law or any predecessor or successor thereof), being a transferee or successor by contract, merger, conversion or otherwise.

“Tax Authority” shall mean a Governmental Authority responsible for the imposition, assessment or collection of any Tax (domestic or foreign).

“Tax Proceeding” shall mean any federal, state, local or foreign audit, examination, litigation, adjustment in controversy, or other administrative proceeding or court proceeding relating to Taxes.

“Tax Return” shall mean any report, return, statement, declaration, notice, election certificate or other document filed or required to be filed with any Tax Authority in connection with the determination, assessment, collection or payment of any Tax, including any schedules thereto or amendments thereof.

“Transaction Agreements” shall mean this Agreement, the Transition Services Agreement, the Local Share Transfer Agreements and the Data Processing Addendum, in each case, including all exhibits and schedules thereto and all amendments thereto made in accordance with the respective terms hereof and thereof.

“Transactions” shall mean the transactions contemplated by this Agreement and the other Transaction Agreements.

“Transfer Taxes” shall mean any sales, use, stock transfer, real property transfer, transfer, indirect transfer, goods and services, value-added, stamp, registration, documentary, conveyancing, recording or similar duties or taxes, together with any interest thereon, and any penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto and shall exclude any extraterritorial capital gains taxes.

“Treasury Regulations” shall mean the United States Treasury regulations promulgated under the Code.

“Trial Balance Account Information” shall mean trial balances for each of ACAMS Companies, Becker Companies, and OCL, as applicable, prepared as of the Benchmark Time in accordance with the Accounting Principles.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar U.S. state Legal Requirements.

“Willful Breach” shall mean an intentional action or failure to act by one of the parties that constitutes a material breach of this Agreement, and such action was taken or such failure to act occurred with such party’s actual knowledge that such action or failure to act constituted, or would reasonably be expected to constitute a material breach of this Agreement.

Article II

THE TRANSACTIONs

2.1           Sale and Purchase of the Equity Interests.

(a)               Sale of ACAMS Equity. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall, and shall cause the Selling Subsidiaries to, sell, transfer, convey, assign and deliver to Amber Purchaser, and Amber Purchaser shall purchase from Seller and the Selling Subsidiaries, as applicable and in accordance with Annex A, all of Seller’s and the Selling Subsidiaries’ respective rights, title and interest in and to the AGM Acquisition Equity, the ACAMS Germany Equity, and the ACAMS India Equity, ACAMS Panama Equity and ACAMS Mexico Equity (collectively, the “ACAMS Equity”), in each case, free and clear of all Encumbrances.

(b)               Sale of Becker and OCL Equity. Immediately after, and on the same day as, the transactions contemplated by Section 2.1(a), subject to the terms and conditions of this Agreement, at the Closing, Seller shall, and shall cause the Selling Subsidiaries to, sell, transfer, convey, assign and deliver to McKissock, and McKissock shall purchase from Seller and the Selling Subsidiaries, as applicable and in accordance with Annex A, all of Seller’s and the Selling Subsidiaries’, as applicable, respective rights, title and interest in and to the Becker Equity and SDP Equity (collectively, the “Becker Equity”) and the OCL Equity, in each case, free and clear of all Encumbrances.

2.2           Purchase Price.

(a)               ACAMS. The aggregate consideration to be paid by Amber Purchaser to Seller and the Selling Subsidiaries for the purchase of the ACAMS Equity shall be an amount in cash equal to (a) $500,000,000 (the “Base ACAMS Price”), plus (b) the ACAMS Net Working Capital Overage (if any), minus (c) the ACAMS Net Working Capital Underage (if any), plus (d) ACAMS Cash as of the Benchmark Time, minus (e)

ACAMS Indebtedness as of the Benchmark Time (the amount calculated pursuant to this sentence, the “ACAMS Purchase Price”).

(b)               Becker and OCL. The aggregate consideration to be paid by McKissock to Seller and the Selling Subsidiaries for the purchase of the Becker Equity and OCL Equity shall be an amount in cash equal to (a) $500,000,000 (the “Base Becker/OCL Price”), plus (b) the Becker/OCL Net Working Capital Overage (if any), minus (c) the Becker/OCL Net Working Capital Underage (if any), plus (d) Becker Cash as of the Benchmark Time, minus (e) Becker Indebtedness as of the Benchmark Time, plus (f) OCL Cash as of the Benchmark Time, minus (g) OCL Indebtedness as of the Benchmark Time (the amount calculated pursuant to this sentence, the “Becker/OCL Purchase Price”).

2.3            Closing Purchase Price. Not less than five (5) Business Days prior to the anticipated Closing Date, Seller shall prepare and deliver to the applicable Purchaser a written statement (the “Estimated Closing Statement”) setting forth Seller’s good faith estimate of: (a) Cash of each of the ACAMS Companies (including the amount of Pre-Closing Distributed ACAMS China Cash), the Becker Companies and OCL, as applicable, each as of the Benchmark Time, (b) Indebtedness of each of the ACAMS Companies, the Becker Companies and OCL, as applicable, each as of the Benchmark Time, (c) Net Working Capital of each of the ACAMS Companies, the Becker Companies and OCL, as applicable, each as of the Benchmark Time and (d) the resulting calculation of each of the ACAMS Purchase Price and Becker/OCL Purchase Price (such amounts combined, the “Closing Purchase Price”), in each case, prepared in accordance with this Agreement, including the Accounting Principles.

2.4            Post-Closing Adjustments.

(a)               As soon as practicable after the Closing Date but in no event later than ninety (90) days after the delivery by Seller to Purchasers of the Trial Balance Account Information for the preparation of the applicable Post-Closing Statement, each Purchaser shall deliver to Seller a written statement (each, a “Post-Closing Statement”) setting forth such Purchaser’s good faith estimate of: (i) Cash of the ACAMS Companies (including the amount of Pre-Closing Distributed ACAMS China Cash), the Becker Companies, and OCL, as applicable, each as of the Benchmark Time (the “Preliminary Cash”), (ii) Indebtedness of the ACAMS Companies, the Becker Companies, and OCL, as applicable, each as of the Benchmark Time (the “Preliminary Indebtedness”), (iii) Net Working Capital of the ACAMS Companies, the Becker Companies, and OCL, as applicable, each as of the Benchmark Time (the “Preliminary Net Working Capital”) and (iv) the resulting calculation of the ACAMS Purchase Price and Becker/OCL Purchase Price (such amount, the “Preliminary Closing Purchase Price”), together with reasonable supporting detail and documentation, in each case, prepared in accordance with this Agreement, including the Accounting Principles.

(b)               Upon receipt of the applicable Post-Closing Statement from a Purchaser, Seller shall have forty-five (45) days (the “Review Period”) to review such Post-Closing Statement and related computations of the Preliminary Cash, the Preliminary Indebtedness, the Preliminary Net Working Capital and the Preliminary Closing Purchase Price in each case, applicable to such Business. Following the Closing through the date that the Final Closing Statement applicable to a Purchaser becomes final and binding in accordance with Section 2.4(d), Seller, its Controlled Affiliates, its and their Representatives and any accountants, advisors or other representatives retained by Seller shall be permitted to access and review the books, records and work papers of the ACAMS Companies, Becker Companies, or OCL as applicable to such Final Closing Statement and such Purchaser that are reasonably related to the applicable calculations of Cash, Indebtedness and Net Working Capital, and such Purchaser shall, and shall cause its Controlled Affiliates (including the applicable Acquired Companies) and its and their respective Representatives, accountants, advisors and other representatives to, cooperate with and assist Seller, its Controlled Affiliates, its and their Representatives and any accountants, advisors and other representatives retained by Seller in connection with such review, including by providing access to such books, records and work papers and making available personnel to the extent requested, in each case, upon reasonable notice and during normal business hours. If Seller has accepted a Purchaser’s Post-Closing Statement in writing or has not given written notice to such Purchaser setting forth any objection of Seller to such Post-Closing Statement (or any other inaccuracy in such Post-Closing Statement, including any scrivener’s error), specifying in reasonable detail the basis for such objection and Seller’s proposed modifications to such Post-Closing Statement (such notice, the “Statement of Objections”) prior to the expiration of the Review Period, then such Post-Closing Statement shall be final and binding upon the Seller and the applicable Purchaser, and shall be deemed the Final Closing Statement between Seller and such Purchaser for purposes of Section 2.4(d). For the avoidance of doubt, Seller may not submit more than one Statement of Objections to each Purchaser.

(c)               In the event that Seller delivers a Statement of Objections to a Purchaser prior to the expiration of the Review Period, Seller and such Purchaser shall negotiate in good faith to resolve any such objection on Cash, Indebtedness or Net Working Capital, as the case may be, within thirty (30) days following the receipt by such Purchaser of the Statement of Objections (the “Consultation Period”). If Seller and such Purchaser reach an agreement in writing as to any such objections within the Consultation Period, the amounts so agreed upon shall be final and such agreement shall be deemed to be included in the Final Closing Statement between Seller and such Purchaser for purposes of Section 2.4(d). If Seller and such Purchaser are unable to reach an agreement in writing as to any such objections within the Consultation Period, then either Seller or such Purchaser may submit such matter to the Settlement Accountant for resolution of those items on the Statement of Objections between Seller and such Purchaser that remain in dispute (the “Disputed Items”). If requested by the Settlement Accountant, each of Seller and such Purchaser shall enter into a customary engagement letter with the Settlement Accountant and provide customary indemnities in favor of the Settlement Accountant. The Settlement Accountant shall act as an expert and not as an arbitrator, and shall only consider the Disputed Items. If any Disputed Item is referred to the Settlement Accountant, Seller, on the one hand, and the applicable Purchaser, on the other hand, shall prepare separate written reports of each such Disputed Item and deliver such reports to the Settlement Accountant and each other within fifteen (15) Business Days after the date the Settlement Accountant is retained. Each of Seller and the applicable Purchaser shall have ten (10) Business Days after receipt of the other party’s written report to deliver to the Settlement Accountant and each other one written rebuttal thereto. The Settlement Accountant may not assign a value to any Disputed Item greater than the greatest value for such Disputed Item claimed by either Seller or such Purchaser or less than the smallest value for such Disputed Item claimed by either Seller or such Purchaser. Seller and such Purchaser shall use their respective commercially reasonable efforts to cause the Settlement Accountant to resolve all disagreements as soon as practicable and in any event within thirty (30) days after the later of the submission of the (i) written reports and (ii) written rebuttals, if any. The Settlement Accountant’s review and determination shall be (A) limited only to the Disputed Items in the reports and rebuttals prepared and submitted to the Settlement Accountant by Seller and such Purchaser (i.e., not on the basis of an independent review), (B) based solely on such reports and rebuttals submitted by Seller and such Purchaser and the basis for Seller’s and such Purchaser’s respective positions and (C) in accordance with the terms and procedures set forth in this Agreement, including the Accounting Principles, and consistent with the definitions of Cash, Indebtedness, and Net Working Capital contained herein. Neither Seller nor such Purchaser shall authorize the Settlement Accountant to modify or amend any term or provision hereof or modify items previously agreed in writing between Seller and such Purchaser. During the review by the Settlement Accountant, each of Seller and such Purchaser shall, and shall cause their respective Subsidiaries (including, in the case of such Purchaser, the applicable Acquired Companies) and their respective Representatives, accountants, advisors and other representatives to, each make available to the Settlement Accountant interviews with such personnel, and such information, books, records and work papers as may be reasonably requested by the Settlement Accountant to fulfill its obligations under this Section 2.4(c); provided that the accountants of Seller or such Purchaser shall not be obliged to make any work papers available to the Settlement Accountant except in accordance with such accountants’ normal disclosure procedures and then only after such Settlement Accountant has signed a customary agreement relating to such access to work papers. A copy of all materials submitted to the Settlement Accountant shall be provided by Seller or such Purchaser, as applicable, to the other party in the dispute concurrently with the submission thereof to the Settlement Accountant; provided that the accountants of Seller or such Purchaser, as applicable, shall not be obliged to make any work papers available to the other party except in accordance with such accountants’ normal disclosure procedures and then only after such other party has signed a customary agreement relating to such access to work papers. Neither Seller nor such Purchaser may disclose to the Settlement Accountant, and the Settlement Accountant may not consider for any purpose, any settlement discussions or settlement offer(s) made by or on behalf of either Seller or such Purchaser unless otherwise agreed by Seller and such Purchaser. Neither Seller nor such Purchaser shall communicate with the Settlement Accountant unless the other party is present or party to such communication. The Settlement Accountant shall have exclusive jurisdiction over, and resort to the Settlement Accountant as provided in this Section 2.4(c) shall be the only recourse and remedy of the parties against one another with respect to, any disputes arising out of or relating to the calculation of, and any adjustments to, the Purchase Price; provided that, upon the determination of the Settlement Accountant, such determination may be entered and enforced in any court of competent jurisdiction in accordance with Section 12.8. The final determination with respect to all Disputed Items shall be set forth in a written statement by the Settlement Accountant delivered to Seller and such Purchaser and, absent mathematical or manifest error or fraud, the resolution of the dispute by the Settlement Accountant shall be final, binding and non-appealable on the parties and such determination may be entered and enforced in any court of competent jurisdiction in accordance with Section 12.8. The costs and expenses of the Settlement Accountant shall be borne by Seller and such Purchaser in proportion to the difference between the Settlement Accountant’s determination of the Purchase Price and the determination of the Purchase Price claimed by Seller and such Purchaser. For example, if a Purchaser claims that the Purchase Price is, in the aggregate, $1,000 greater than the amount determined by Seller and if the Settlement Accountant ultimately resolves the dispute by awarding to such Purchaser an aggregate of $300 of the $1,000 contested, then the costs and expenses of the Settlement Accountant will be allocated 30% to Seller and 70% to Purchaser.

(d)               Each Post-Closing Statement as agreed to by Seller and the applicable Purchaser or as determined by the Settlement Accountant is referred to herein as a “Final Closing Statement” and (i) the Cash of the ACAMS Companies, Becker Companies, and OCL, as applicable, set forth on such Final Closing Statement shall be deemed the final Cash, (ii) the Indebtedness of the ACAMS Companies, Becker Companies, and OCL, as applicable, set forth on such Final Closing Statement shall be deemed the final Indebtedness, (iii) the Net Working Capital of the ACAMS Companies, Becker Companies, and OCL, as applicable, set forth on such Final Closing Statement shall be deemed the final Net Working Capital and (iv) the ACAMS Purchase Price and Becker/OCL Purchase Price, as applicable, set forth on such Final Closing Statement shall be deemed the final ACAMS Purchase Price and Becker/OCL Purchase Price, as applicable (the “Final ACAMS Purchase Price” with respect to the ACAMS Purchase Price and the “Final Becker/OCL Purchase Price” with respect to the Becker/OCL Purchase Price).

(e)

(i)                 In the event that the Final ACAMS Purchase Price is greater than the Closing ACAMS Purchase Price (such excess, the “Final ACAMS Overage”), Amber Purchaser shall deposit, or cause to be deposited, within five (5) Business Days of the determination of the Final ACAMS Overage and the Final ACAMS Closing Statement, with Seller, by wire transfer of immediately available funds, an amount equal to the Final ACAMS Overage.

(ii)                In the event that the Closing ACAMS Purchase Price is greater than the Final ACAMS Purchase Price (such excess, the “Final ACAMS Underage”), Seller shall deposit, or cause to be deposited, within five (5) Business Days of the determination of the Final ACAMS Underage and the Final ACAMS Closing Statement, with Amber Purchaser, by wire transfer of immediately available funds, an amount equal to the Final ACAMS Underage.

(iii)               In the event that the Closing ACAMS Purchase Price is equal to the Final ACAMS Purchase Price, neither Amber Purchaser nor the Seller shall be required to make any further payments in respect of the ACAMS Purchase Price.

(f)

(i)                 In the event that the Final Becker/OCL Purchase Price is greater than the Closing Becker/OCL Purchase Price (such excess, the “Final Becker/OCL Overage”), McKissock shall deposit, or cause to be deposited, within five (5) Business Days of the determination of the Final Becker/OCL Overage and the Final Becker/OCL Closing Statement, with Seller, by wire transfer of immediately available funds, an amount equal to the Final Becker/OCL Overage.

(ii)                In the event that the Closing Becker/OCL Purchase Price is greater than the Final Becker/OCL Purchase Price (such excess, the “Final Becker/OCL Underage”), Seller shall deposit, or cause to be deposited, within five (5) Business Days of the determination of the Final Becker/OCL Underage and the Final Becker/OCL Closing Statement, with McKissock, by wire transfer of immediately available funds, an amount equal to the Final Becker/OCL Underage.

(iii)               In the event that the Closing Becker/OCL Purchase Price is equal to the Final Becker/OCL Purchase Price, neither McKissock nor the Seller shall be required to make any further payments in respect of the Becker/OCL Purchase Price.

(g)           The parties agree to treat for all applicable income tax purposes any adjustment as determined pursuant to this Section 2.4 as an adjustment to the Purchase Price.

(h)           The process set forth in this Section 2.4 shall be the sole and exclusive remedy of Seller and its Controlled Affiliates and each Purchaser and its Affiliates for any disputes related to the Purchase Price, Closing Purchase Price, Preliminary Closing Purchase Price, Final Purchase Price and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith, whether or not the underlying facts and circumstances constitute a breach of any representations or warranties contained in this Agreement. For the avoidance of doubt, the Final ACAMS Purchase Price, on the one hand, and the Final Becker/OCL Purchase Price, on the other hand, shall be determined independently of one another, and the delivery or non-delivery of the Post-Closing Statement, Statement of Objections or other document in respect of the calculation of the Final ACAMS Purchase Price shall not affect the time periods set forth herein in respect of such items with respect to the calculation of the Final Becker/OCL Purchase Price, and vice versa. In no event shall the Amber Purchaser be responsible for the payment of any portion of the Becker/OCL Purchase Price or any adjustment in respect thereof and in no event shall McKissock be responsible for the payment of any portion of the ACAMS Purchase Price or any adjustment in respect thereof.

2.5           Allocation of the Purchase Price. Schedule 2.5 of the Seller Disclosure Schedule sets forth a preliminary allocation of (i) the Base ACAMS Price allocable among the AGM Acquisition Equity, the ACAMS Germany Equity, the ACAMS India Equity, the ACAMS Mexico Equity and the ACAMS Panama Equity being purchased by the Amber Purchaser from Sellers and the Selling Subsidiaries and (ii) the Base Becker/OCL Price allocable among the Becker Equity, the OCL Equity and the SDP Equity being purchased by McKissock from Sellers and the Selling Subsidiaries (together, the “Preliminary Allocation”). Within five (5) Business Days following the establishment of the Final Closing Statement, each Purchaser shall deliver to Seller for Seller’s review and comment an allocation of the Final ACAMS Purchase Price or the Final Becker/OCL Purchase Price, as applicable, among the applicable purchased Equity Interests (each, the “Final Allocation”), each such Final Allocation to be prepared based upon and in a manner that is consistent with the Preliminary Allocation. Seller and each Purchaser are to cooperate in good faith to resolve any disputes with respect to the Final Allocation. Seller and each Purchaser shall (i) be bound by the Final Allocation, as it is ultimately agreed between the parties, for purposes of determining any Taxes, (ii) prepare and file, and cause its Affiliates to prepare and file, its and their Tax Returns on a basis consistent with the Final Allocation, as it is ultimately agreed between the parties and (iii) not take any position, and cause its Affiliates to not take any position, inconsistent with the Final Allocation, as it is ultimately agreed between the parties, on any applicable Tax Return or in any audit or action before any Tax Authority, except as otherwise required pursuant to a “determination” as defined in Section 1313(a) of the Code (and any similar provision under any state, local or foreign law). To the extent the portion of the Final Purchase Price that is allocable to Equity Interests sold by a Seller Subsidiary pursuant to the Final Allocation is received by the Seller pursuant to Section 3.4 of this Agreement, such portion shall be treated as having been received by the Seller as agent, and on behalf, of such Selling Subsidiary.

2.6           Withholding. Each Purchaser, Acquired Company and any other applicable withholding agent shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Legal Requirements. Each Purchaser shall use commercially reasonable efforts to (i) provide reasonable advance notice to Seller to the extent a Purchaser, Acquired Company or any other withholding agent becomes aware of any obligation to withhold, (ii) provide Seller with a reasonable opportunity to deliver any forms, documentations or other evidence that would reduce or eliminate such withholding Tax under Legal Requirements and (iii) reasonably cooperate with Seller in connection therewith. To the extent any amounts are deducted and withheld by either Purchaser under this Section 2.6 and paid over to the applicable Governmental Authority in accordance with the applicable Legal Requirements, such amounts shall be treated for purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Article III

CLOSING AND CLOSING DELIVERIES

3.1           Closing; Time and Place.

(a)              The closing of the Transactions (the “Closing”) shall occur at the offices of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), One Manhattan West, New York, NY 10001 (which Closing may occur by electronic exchange of documents), at 10:00 a.m. Eastern time on the third (3rd) Business Day after the date on which all of the Closing Conditions are satisfied or, if permissible, waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other date, time or place as Seller and Purchasers may agree in writing; provided that, the Closing Date shall be no earlier than March 10, 2022, unless otherwise agreed in writing between Seller and each Purchaser in its sole discretion. The date on which the Closing occurs is referred to herein as the “Closing Date.” For all purposes under this Agreement and each other Transaction Agreement, except as provided in paragraph (b) below, all matters at the Closing will take place (i) on the same day, (ii) in the order specified in this Agreement and (iii) simultaneously if no order is otherwise specified.

(b)               In the event that all of the Closing Conditions applicable to either the Amber Transaction or the Blue/Orange Transaction have been satisfied or, if permissible, waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) (such transaction, the “Closeable Transaction”), but the Closing Conditions applicable to the other of the Blue/Orange Transaction or the Amber Transaction, respectively, have not been satisfied or, if permissible waived (other than those conditions that by their nature are to be satisfied at the Closing, if such conditions are capable of being satisfied or waived at the Closing of such transaction) (such transaction, the “Outstanding Transaction”), then Seller may, at its sole option, elect in a writing delivered to both Purchasers to proceed with the Closing only with respect to the Closeable Transaction. If Seller makes an election to proceed with the Closing of the Closeable Transaction pursuant to this Section 3.1(b), then the parties agree to cooperate and take all actions reasonably necessary to effectuate the Closeable Transaction in a manner that minimizes any adverse tax consequences for the parties within five (5) Business Days of the making of such election, or at such other date as Seller and the relevant Purchaser may agree in writing, pursuant to the terms of this Agreement. For the avoidance of doubt, if the Closeable Transaction is consummated pursuant to this Section 3.1(b), (i) all of the provisions, terms and conditions of this Agreement applicable prior to the Closing, or termination of the Agreement pursuant to Article XI, with respect to the Outstanding Transaction will continue in full force and effect with respect to the Seller, the relevant Purchaser and the Acquired Company or Companies and Business or Businesses that have not been transferred as part of the Closeable Transaction until the Closing of the Outstanding Transaction, or termination of the Agreement pursuant to Article XI with respect to the Outstanding Transaction, in either case, in accordance with the terms of this Agreement applicable to the Outstanding Transaction, (ii) if the Outstanding Transaction is terminated pursuant to Article XI, then any provisions, terms and conditions contemplated to apply from and after the termination of the Agreement pursuant to Article XI, shall apply to the Seller, the relevant Purchaser and the Business or Businesses relevant to the Outstanding Transaction, from and after the termination of the Agreement pursuant to Article XI, with respect to the Outstanding Transaction (including, for the avoidance of doubt, the provisions of Section 11.4 in any circumstances in which a Purchaser Termination Fee is payable with respect to the Outstanding Transaction), (iii) any provisions, terms and conditions of this Agreement applicable following the Closing of the Closeable Transaction that survive the Closing shall survive, and relevant time periods shall commence, effective as of the date of Closing of the Closeable Transaction and no provisions, terms or conditions that apply after termination of this Agreement pursuant to Article XI shall survive with respect to the Closeable Transaction (and, for the avoidance of doubt, in no event shall the Purchaser in the Closeable Transaction be responsible for or required to make any payment of a Purchaser Termination Fee or any Enforcement Costs) and (iv) if the Outstanding Transaction closes, then any provisions, terms and conditions of this Agreement applicable following the Closing of the Outstanding Transaction that survive the Closing shall survive, and relevant time periods shall commence, effective as of the date of Closing of the Outstanding Transaction and no provisions, terms or conditions that apply after termination of this Agreement pursuant to Article XI shall survive with respect to the Outstanding Transaction.

3.2           Deliveries by Seller. At the Closing, Seller shall deliver, or cause to be delivered, to each Purchaser (or the applicable Purchaser where stated below) or to their respective designees:

(a)               to the applicable Purchaser, certificates evidencing the applicable Equity Interests to the extent that such Equity Interests are in certificate form, duly endorsed in blank or with stock powers or a similar instrument of transfer duly executed in proper form for transfer;

(b)               duly executed counterparts to the transition services agreements, substantially in the form(s) attached hereto as Exhibit B (the “Transition Services Agreement”);

(c)               duly executed counterparts to the applicable Local Share Transfer Agreements;

(d)               duly executed counterparts to the software license agreement, substantially in the form attached hereto as Exhibit C;

(e)               to the applicable Purchaser, the applicable Seller Debt Facilities Releases, duly executed by the applicable holder (or the agent (or similar person) on behalf of such holders) of each Seller Debt Facility;

(f)                the certificate required to be delivered by Seller pursuant to Section 10.1(c); and

(g)               IRS Forms W-9 properly completed and duly executed by Seller and any Selling Subsidiary that is a “U.S. person” for U.S. federal income tax purposes.

3.3           Deliveries by Purchasers. At the Closing, each Purchaser shall deliver, or cause to be delivered to Seller, with respect to the applicable Acquired Companies:

(a)               by wire transfer of immediately available funds, the applicable portion of the Closing Purchase Price;

(b)               duly executed counterparts to the Transition Services Agreement;

(c)               duly executed counterparts to the Local Share Transfer Agreements;

(d)               the certificate required to be delivered by such Purchaser pursuant to Section 10.2(c).

3.4           Payment Mechanics. Any payment to be made pursuant to this Agreement by the applicable Purchaser shall be made to the designee and bank account or accounts designated by Seller in writing to such Purchaser on or before the fifth (5th) Business Day prior to the due date for payment. Any payment to be made pursuant to this Agreement by Seller shall be made to the bank account designated by the applicable Purchaser in writing to Seller on or before the fifth (5th) Business Day prior to the due date for payment. Unless otherwise agreed in writing by Seller and the applicable Purchaser, any payments by wire transfer under this Agreement shall be in immediately available funds. All payments shall be made by wire transfer of immediately available funds on the due date for payment and receipt of the amount due shall be an effective discharge of the relevant payment obligation.

3.5           Local Share Transfer Agreements. The transfer of each Acquired Company organized in a jurisdiction in which local Legal Requirements require specified formalities or other procedures to be observed to legally effect a transfer of such Acquired Company shall be effected pursuant to short-form acquisition agreements (together with any ancillary agreements and instruments contemplated thereby, the “Local Share Transfer Agreements”) on a country-by-country basis. Each Local Share Transfer Agreement shall be in a form mutually agreed by Seller and the applicable Purchaser as promptly as practicable following the date hereof; provided in each case, that the Local Share Transfer Agreements shall serve purely to effect the legal transfer of the applicable Acquired Company and shall not have any effect on the terms and conditions of the transactions contemplated hereby, all of which shall be determined by this Agreement, or in any way modify, amend or constitute a waiver of, any provision of this Agreement or any other Transaction Agreement.

Article IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Seller Disclosure Schedule, Seller hereby makes the following representations and warranties to the applicable Purchaser, in each case, with respect to the applicable Acquired Company and applicable Business, individually, except where the context requires otherwise. For the avoidance of doubt, despite the general use of “Acquired Companies” and “Business,” each of the following representations and warranties shall be independently made by Seller with respect to each of the ACAMS Business or the combined Becker Business and OCL Business, as applicable, other than any such representation and warranty that is, by its terms, expressly made with respect to the Businesses or Acquired Companies collectively or are specifically only made with respect to a specific Acquired Company or Business (or a specific subset of Acquired Companies or Business). Furthermore, on the one hand, to the extent the following representations and warranties are made by Seller with respect to the ACAMS Companies or ACAMS Business, then Seller is only making such representations and warranties to Amber Purchaser (and is not making such representations and warranties to McKissock), and on the other hand, to the extent the following representations and warranties are made by Seller with respect to the Becker Companies or OCL or Becker Business or OCL Business, then the Seller is only making such representations and warranties to McKissock (and is not making such representations and warranties to Amber Purchaser).

4.1           Authority; Enforceability.

(a)               Seller has the requisite corporate power and authority to (i) execute this Agreement and each other Transaction Agreement to which it is a party, (ii) perform its obligations hereunder and under each other Transaction Agreement to which it is a party, (iii) execute and perform all other instruments necessary or appropriate in order to effectuate fully the terms and conditions of this Agreement and each other Transaction Agreement, and (iv) consummate the Transactions in accordance with the terms of this Agreement and each other Transaction Agreement to which it is a party. The execution, delivery and performance by Seller of this Agreement and the consummation of the Transactions have been duly and validly authorized by all necessary corporate action on the part of Seller, and such authorization has not been subsequently modified or rescinded. The execution, delivery and performance by the Selling Subsidiaries and Acquired Companies, as applicable, of the Transaction Documents to which they are a party, and the consummation of the transactions contemplated thereby, will have been, at the Closing, duly and validly authorized by all necessary corporate action on the part of each such Selling Subsidiary or Acquired Company, as applicable.

(b)               This Agreement has been duly and validly executed and delivered by Seller and constitutes, assuming due authorization, execution and delivery of this Agreement by Purchaser, a valid and binding legal obligation of Seller, enforceable against Seller in accordance with the terms hereof, in each case, subject to the Bankruptcy and Equity Exception. Assuming due authorization, execution and delivery of each other Transaction Agreement to which it is a party by the other parties thereto, each such Transaction Agreement will constitute a valid and binding legal obligation of Seller, the Selling Subsidiaries and Acquired Companies, as applicable, enforceable against Seller, the Selling Subsidiaries and Acquired Companies, as applicable, in accordance with the terms thereof, in each case, subject to the Bankruptcy and Equity Exception.

(c)               The Selling Subsidiaries, Acquired Companies, and each other Affiliate of Seller has, or will have prior to the execution or performance thereof, the requisite corporate power and authority to execute each Transaction Agreement to which it is a party, perform its obligations hereunder and under each other Transaction Agreement to which it is a party and to consummate the Transactions in accordance with the terms of this Agreement and each other Transaction Agreement to which it is a party.

4.2           Non-Contravention; Consents.

(a)                Except as set forth on Schedule 4.2(a) of the Seller Disclosure Schedule or as would not reasonably be expected to be, individually or in the aggregate, material to the Business or otherwise materially prevent or delay consummation of the Transactions contemplated hereby, the execution and delivery of this Agreement by the Seller does not, and the performance of this Agreement and consummation of the Transactions by the Seller and the Selling Subsidiaries will not, (i) violate any material Legal Requirement as to which the Seller or any Selling Subsidiary is subject, (ii) conflict with, result in a breach of, constitute a default (or an event which with notice, lapse of time or both would constitute a default) under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any Material Contract, Real Property Lease, Permit or Order to which the Seller or any Selling Subsidiary is a party or by which any of such Seller or Selling Subsidiaries’ assets are bound, (iii) result in the imposition of any Encumbrance upon any of the Equity Interests held by the Seller or any Selling Subsidiary or any assets of any Acquired Company, or (iv) require any Consent or Permit of, filing with, or notification to, any Governmental Authority or any consent or approval of any other Person, except (x) under applicable Antitrust Laws, and (y) under the applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”).

(b)               Except as set forth on Schedule 4.2(b) of the Seller Disclosure Schedule, the execution, delivery, and performance by Seller, each Selling Subsidiary and any applicable Acquired Companies of this Agreement and each other Transaction Agreement to which Seller, each Selling Subsidiary or any applicable Acquired Companies are parties, and the consummation of the Transactions will not, violate any provision of the Fundamental Documents of any Acquired Company or, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or otherwise materially prevent or delay consummation of the Transactions contemplated hereby, (i) violate any material Legal Requirement as to which any Acquired Company, the Business or the Equity Interests is subject, (ii) conflict with, result in a breach of, constitute a default (or an event which with notice, lapse of time or both would constitute a default) under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or approval under any Material Contract, Real Property Lease, Permit or Order to which any Acquired Company is a party or by which any of such entity’s assets are bound, or (iii) result in the imposition of any Encumbrance upon any of the assets of an Acquired Company (other than Permitted Encumbrances and liens in favor of lenders to the Purchaser under credit arrangements entered into by the Purchaser). Except as set forth on Schedule 4.2(b) of the Seller Disclosure Schedule or as would not reasonably be expected to be, individually or in the aggregate, material to the Business or otherwise materially prevent or delay consummation of the Transactions contemplated hereby no Acquired Company is required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority or any consent or approval of any other Person in order for the parties to consummate the transactions contemplated by the Transaction Agreements.

4.3              Organization; Acquired Companies.

(a)                Each of the Seller and Selling Subsidiaries is duly incorporated, validly existing and in good standing under the Legal Requirements of the jurisdiction of its incorporation, except as would not reasonably be expected to prevent or materially delay Seller or the Selling Subsidiaries from consummating the Transactions or otherwise prevent Seller or the Selling Subsidiaries from performing in all material respects their obligations hereunder, and as would not reasonably be expected to be, individually or in the aggregate, material to the Business. Each of the Seller and Selling Subsidiaries has all necessary corporate power and authority to conduct its business in the manner in which it is currently being conducted, except where the absence of such power to conduct its business would not reasonably be expected to materially impair or materially delay Seller from consummating the Transactions or otherwise prevent the Seller or Selling Subsidiaries from performing in all material respects its obligations hereunder.

(b)               Each of the Acquired Companies (i) is duly organized, incorporated or formed, validly existing and in good standing (to the extent such concept is recognized) under the Legal Requirements of the jurisdiction of its organization, incorporation or formation, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, and (ii) has all necessary power and authority (including all Permits and authorizations) to conduct its business in the manner in which it is being conducted as of the date of this Agreement, except where the absence of such power to conduct its business or hold such Permits or authorizations would not reasonably be expected to be, individually or in the aggregate, material to the Business.

(c)               Schedule 4.3(c) of the Seller Disclosure Schedule sets forth the names of each Acquired Company, the jurisdiction in which each such Acquired Company is organized and the equity ownership thereof (including capitalization, by class and/or series of equity securities with the number or percentage of such securities held by each equityholder, as applicable), in each case, as of the date of this Agreement. The Acquired Companies do not own, directly or indirectly, any capital stock, shares, membership interests, other equity rights, interests or other securities or derivatives in any Person (other than the Acquired Companies).

(d)               All of the outstanding issued share capital, shares or membership interests, other equity rights, interests or other securities of each Acquired Company have been duly and validly issued and outstanding, fully paid and non-assessable and are legally and beneficially owned by the Person set forth on Schedule 4.3(c) of the Seller Disclosure Schedule, free and clear of all Encumbrances (other than Permitted Encumbrances).

(e)               None of the Acquired Companies is the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding.

(f)                Seller has made available to Purchaser accurate and complete copies of the Fundamental Documents of each Acquired Company as in effect as of the date of this Agreement. Each Acquired Company is qualified to do business in every jurisdiction in which the failure to so qualify would reasonably be expected to be, individually or in the aggregate, material to the Business. No Acquired Company is in material default under, or in material violation of, any provision of its Fundamental Documents.

4.4              Title; Equity Interests.

(a)               Seller and the Selling Subsidiaries, as applicable, are the record and beneficial owners of all of the outstanding Equity Interests, have good and valid title to the Equity Interests and have full power and authority to transfer and deliver to Purchaser the Equity Interests free and clear of all Encumbrances (other than Permitted Encumbrances). Except pursuant to this Agreement, there is no contractual obligation pursuant to which Seller or any of its Controlled Affiliates have, or, to the Knowledge of Seller, pursuant to which any other Person has, granted any option, warrant or other right to any Person to acquire or vote any Equity Interests.

(b)               The Equity Interests, as set forth on Schedule 4.3(c) of the Seller Disclosure Schedule, are duly authorized, validly issued, issued in compliance with all Legal Requirements, fully paid and nonassessable, represent all of the authorized and outstanding equity interests in the Acquired Equity Companies, are owned and held of record by Seller and the Selling Subsidiaries, as applicable, as set forth on Schedule 4.3(c) of the Seller Disclosure Schedule, were not issued in violation of any preemptive rights, rights of first offer, rights of first refusal or other similar rights and are free and clear of all Encumbrances, except for Permitted Encumbrances. Upon the Purchaser’s payment of the applicable portion of the Closing Purchase Price, the Purchaser shall acquire good, valid and marketable title to such Equity Interests, free and clear of all Encumbrances other than Encumbrances in favor of lenders to the Purchaser under credit arrangements entered into by the Purchaser.

(c)               There are no outstanding or authorized warrants, options, rights, agreements, understandings, enforceable promises (whether written or oral) convertible or exchangeable securities or other commitments pursuant to which any Acquired Company is or may become obligated to issue, sell, purchase, or otherwise cause to be outstanding, any equity interests in any Acquired Company, or return or redeem or otherwise purchase any equity interests in any Acquired Company. There is no outstanding or authorized appreciation, phantom interest, profit participation or similar rights with respect to the Acquired Equity Companies. There are no voting trusts, proxies or other agreements or undertakings with respect to the voting of the equity interests of any Acquired Company.

4.5              Financial Information; Liabilities.

(a)               Schedule 4.5(a) of the Seller Disclosure Schedule sets forth (i) the unaudited balance sheets of each of the consolidated ACAMS Companies, the consolidated Becker Companies and OCL, each for the fiscal years ended June 30, 2020 and June 30, 2021, and for the three (3) month period ended September 30, 2021, and (ii) the related unaudited statements of operations (reflecting operating income pre-Corporate allocations, except for such allocations as expressly set forth therein) of the consolidated ACAMS Companies, the consolidated Becker Companies and OCL, each for the fiscal years ended June 30, 2020 and June 30, 2021, and for the three (3) month period ended September 30, 2021 (such unaudited financial statements referred to in the foregoing clauses (i) and (ii), collectively, the “Unaudited Financial Information”). The Unaudited Financial Information and, only if delivered pursuant to Section 6.10, the Audited Financial Information: (A) has been prepared in good faith, (B) presents fairly in all material respects the financial condition and results of operations of the Business as of the dates therein specified and for the periods indicated thereon, (C) has been derived from and prepared in accordance with the books and records of the Acquired Companies, and (D) has been prepared in accordance with GAAP consistently applied throughout the periods covered thereby, subject to, in the case of the Unaudited Financial Information, the lack of footnotes (the effect of which are not expected to be material individually or in the aggregate) and other presentation items and normal recurring year-end adjustments (the effect of which are not expected to be material individually or in the aggregate). Except as set forth on Schedule 4.5(a) of the Seller Disclosure Schedule, since September 30, 2021 through the date of this Agreement, there has been no material change in any accounting or Tax principle, election, procedure or practice followed by any Acquired Company or in the method of applying any such principle, practice, election or procedure.

(b)               The Unaudited Financial Information is qualified by the fact that the Business has not operated as a separate “stand-alone” entity apart from Seller. In certain operational areas, the Business is dependent upon centralized functional activities of Seller or its Affiliates. The Unaudited Financial Information involves making certain allocations and estimates and excludes all year-end adjustments or footnote disclosures required to present such statements in conformity with GAAP, none of which are individually, or in the aggregate, material. The Unaudited Financial Information excludes certain allocations of centralized functional activities of Seller or its Affiliates, restructuring expenses, interest income and expenses, income Taxes, gains and losses on asset sales and other non-operating items. Purchaser acknowledges that the Unaudited Financial Information may not necessarily be indicative of the conditions that would have existed or the results of operations that would have been achieved if the Business had been operated as an unaffiliated company.

(c)               There are no liabilities or obligations of the Acquired Companies of any nature, whether or not accrued, contingent or otherwise, that would be required to be reflected on a balance sheet of the Business prepared in accordance with GAAP, other than such liabilities or obligations: (i) that are adequately reserved against or specifically set forth in the Unaudited Financial Information, (ii) incurred in the ordinary course of business since June 30, 2021 (none of which relates to any material violation of Legal Requirement or Proceeding or any material breach of contract), (iii) arising out of, relating to or resulting from the Transactions or the announcement, negotiation, execution or performance of this Agreement or the other Transaction Agreements, (iv) that have been (or will be prior to the Closing) discharged or paid off, or (v) that otherwise would not reasonably be expected to be, individually or in the aggregate, material to the applicable Business. There are no material claims existing that have been asserted against Seller or its Controlled Affiliates and are pending or, to the Seller’s Knowledge, threatened under or pursuant to any warranty, whether express or implied, on the services and products provided by any Business since January 1, 2019 and, as of the date of this Agreement, except as would not reasonably be expected to be, individually or in the aggregate, a material to the Business, there are no claims existing with respect to improper services, malfeasance or otherwise, stemming from the sale and distribution of any products or services of the Business.

4.6              Absence of Certain Changes.

(a)               Since September 30, 2021 through the date of this Agreement, except in connection with the Transactions, the negotiation and execution of this Agreement and the other Transaction Agreements and the Reorganization, the Business has been conducted in the ordinary course of business consistent with past practice in all material respects.

(b)               Since June 30, 2021 through the date of this Agreement, except as set forth on Schedule 4.6(b) of the Seller Disclosure Schedule, the Business has not suffered any change in its business, operations or financial position which changes have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)               Since September 30, 2021 through the date of this Agreement, except as set forth on Section 4.6(c) of the Seller Disclosure Schedule, none of the Acquired Companies have taken any action or failed to take any action which, if taken or not taken after the date hereof and prior to the Closing, would constitute a breach of Sections 6.1(a)(i), (ii), (iii), (v), (xv), (xviii), (xix), (xx) or, solely as it relates to the foregoing, (xxiii).

4.7              Compliance with Legal Requirements. Since January 1, 2019, the Acquired Companies (a) have been in material compliance with applicable Legal Requirements, Orders and Permits, and no Proceeding is pending or, to the Seller’s Knowledge, threatened, alleging any failure to so comply and (b) have not received any written notice from any Governmental Authority alleging that any Acquired Company is in material violation of any applicable Legal Requirement or of any proposed non-renewal, cancellation, revocation, termination or modification of any Permit. Schedule 4.7 of the Seller Disclosure Schedule sets forth a list of all material Permits under which the Acquired Companies are operating or bound with an indication of which Acquired Company holds each such Permit. The Acquired Companies own and hold all Permits that are material to the Business, which are necessary to conduct the Business as conducted as of the date of this Agreement, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business. Such Permits are valid and in full force and effect.

4.8              Material Contracts.

(a)               Schedule 4.8(a) of the Seller Disclosure Schedule lists, as of the date of this Agreement, all of the following Contracts to which any Acquired Company is a party or to which Seller or any of its Controlled Affiliates is a party that is a Shared Contract or primarily relates to the Business and that are in effect and not entirely fulfilled or performed as of the date of this Agreement (collectively, the “Material Contracts”):

(i)              any master-level or similar principal Contract with a Key Customer (collectively, the “Key Customer Contracts”);

(ii)             any master-level or similar principal Contract with a Key Vendor (collectively, the “Key Vendor Contracts”);

(iii)            any master-level or similar principal Contract with an OCL Key Channel Partner (collectively, the “Key Channel Partner Contracts”);

(iv)            any master-level or similar principal Contract with a Becker Key Course Developer (collectively, the “Key Course Developer Contracts”);

(v)             any Contract that (A) requires Seller or any of its Controlled Affiliates (including the Acquired Companies) to deal exclusively with a third party in connection with the sale or purchase of any product or service or to purchase all or substantially all of its requirements for a particular product or service from a vendor, supplier or contractor, (B) contains any covenant not to compete, binding any Acquired Company or other covenant materially restricting the distribution of the products and services of any Acquired Company or (C) contains “most favored nation,” minimum purchase requirements or similar preferential pricing terms, in each case not terminable for convenience;

(vi)            any Contract that relates to an acquisition or divestiture of business, material assets or securities, or any equity (or equity-linked debt) or debt investment in, or any advance, loan, extension of credit or capital contribution to, any Person (other than extensions of trade credit in the ordinary course of business and purchases of supplies in the ordinary course of business);

(vii)           any Contract relating to Indebtedness for, or guarantees by any Acquired Company of any obligation for, borrowed money in an aggregate principal amount in excess of $250,000;

(viii)          any Contract providing for sharing of profits or losses by an Acquired Company with any other Person and any joint venture, partnership, strategic alliance, co-marketing, joint development or similar arrangement;

(ix)            any Contract pursuant to which (A) an outbound license is granted or (B) an inbound license is granted, in each case to any Intellectual Property material to the Business, and in each case other than Contracts (1) concerning generally commercially available “off the shelf” software, services, hardware or other technology and similar agreements entered into in the ordinary course of business with a replacement value of less than $300,000, (2) in which grants of rights to use Intellectual Property are incidental to and not material to performance under the Contract, (3) with customers that are non-exclusive and entered into in the ordinary course of business; (4) with contractors or employees in the ordinary course of business substantially on the terms of the Acquired Companies’ standard form of Intellectual Property assignment agreement; or (5) immaterial exclusive licenses for content published in trade magazines by employees, course developers, and consultants of the Acquired Companies;

(x)             any Contract limiting or restraining in any material respect Seller or any of its Controlled Affiliates (including the Acquired Companies) from competing with any Person in any location or in any business;

(xi)            any Contract with any instructor, officer, individual employee, individual independent contractor, freelancer or other natural Person (other than oral at-will employment arrangements or standard offer letters without severance) with an annual compensation in excess of $150,000;

(xii)           any Labor Agreement;

(xiii)          any lease, sublease or similar Contract with any Person under which (A) any Acquired Company is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person or (B) any Acquired Company is a lessor or sublessor of, or makes available for use by any Person, any tangible personal property owned or leased by such Acquired Company;

(xiv)          any (A) continuing Contract for the future purchase of materials, supplies or equipment (other than purchase contracts and orders for supplies in the ordinary course of business), (B) management, service, consulting or other similar Contract or (C) advertising Contract, in any such case which has an outstanding liability to any Person in excess of $300,000 and which cannot be terminated by the Seller or any of its Controlled Affiliates (including the Acquired Companies) without cause on ninety (90) days’ or less notice;

(xv)           any Contract providing for indemnification of any Person with respect to liabilities other than Contracts that contain or provide for an undertaking by an Acquired Company to indemnify or make any indemnification payments to any Person (i) which have expired or (ii) pursuant to (A) standard indemnification terms and conditions entered into in the ordinary course of business, (B) any Contract for the incurrence of any Indebtedness or (C) any lease of real property;

(xvi)          any Contract containing requirements to maintain letters of credit, performance bonds, payment bonds or other similar arrangements;

(xvii)         any material Contract with any current or former director, officer, Affiliate or equityholder of any Acquired Company (excluding employment agreements and Benefit Plans);

(xviii)        any Contract with a Governmental Authority (hereinafter, a “Government Contract”) that is currently active in performance with a total estimated contract value of $100,000 or more;

(xix)           any Contract that is a settlement, conciliation or similar agreements with any Governmental Authority or Person or pursuant to which any Acquired Company will have any material outstanding obligation after the date of this Agreement;

(xx)            other Contracts that involve currently outstanding liabilities of any Acquired Company in excess of $1,000,000; and

(xxi)           other Contracts that involve currently outstanding payments to any Acquired Company in excess of $1,000,000.

(b)               As of the date of this Agreement, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, (i) each of the Material Contracts is valid, binding and in full force and effect and is enforceable by the Acquired Company (or Seller or its Affiliates, as applicable) in accordance with its terms, (ii) there exists no material default under any such Material Contracts by any Acquired Company or, to Seller’s Knowledge, any other party to such Material Contracts and no event has occurred which with the passage of time or the giving of notice or both would result in a material default or breach under any such Material Contract by an Acquired Company and (iii) there exists no actual or, to Seller’s Knowledge, threatened termination or cancellation of any Material Contract and neither Seller nor any Acquired Company has received any written notice, or to Seller’s Knowledge, other notice of the intention of any party to terminate, or materially and adversely alter, any Material Contract. Seller has made available to Purchaser a true, correct and complete copy of each Material Contract that is in effect as of the date of this Agreement.

(c)               With respect to Government Contracts within the past three (3) years: (i) the Business has maintained necessary and adequate performance qualifications, certifications, approvals, policies and controls to promote, and has been in, material compliance with contract requirements, laws and regulations pertaining to Government Contracts; (ii) representations and certifications applicable to such Government Contracts or to bids or proposals for prospective Government Contracts were accurate in all material respects when made; (iii) invoices submitted were accurate in all material respects and any required adjustments have been promptly reported and credited to the customer; (iv) the Business has not made or submitted any express or implied false or fraudulent claim or statement to any Governmental Authority or any higher-tier contractor in connection with a Government Contract or with respect to the issuance or approval of any Government Contract; (v) no Government Contract was awarded on the basis of any “Small Business” or preferred bidder designation (and none of the Business’ expected sales revenue will be diminished as a result of any loss of such status in connection with the transactions contemplated hereby) or provides for payment on the basis of incurred costs or was based on a disclosure of internal costs or the pricing offered to other customers or a pricing guarantee, or includes a duty to accumulate, allocate or report costs of performance, or requires or involves access to classified information or facilities, or requires customization of software for a Governmental Authority or customer or provides software rights to the Business’ intellectual property (other than Government Contracts under which the customer is granted a standard license to commercial computer software); (vi) the Business has not asserted or received written notice of an alleged material violation or breach of representation, certification, disclosure obligation, or contract term, condition, clause, provision or specification with any respect to a Government Contract, nor any written notice of breach or for cure, show cause, deficiency, default, termination, inaccurate certification, improper billing, false or reckless claim, false statement, fraud, kickback or violation of Law arising under or related to a Government Contract or to bids or proposals for prospective Government Contracts, nor are there any related pending claims, disputes, litigation or administrative or judicial proceedings, arbitrations or mediations; (vii) neither the Business nor its officers, directors, principals, owners, managers nor (to the Seller’s Knowledge) employees or agents has been suspended, debarred or excluded by a Governmental Authority (nor to the Seller’s Knowledge, been threatened with suspension, debarment or exclusion) nor been in violation of any applicable restriction on conflict of interest, lobbying, political activity or the offering or giving of anything of value to a representative of a Governmental Authority; and (viii) the Business has not received or provided written (nor to the Seller’s Knowledge, any oral) notice of audit or investigation by a Governmental Authority in connection with a Government Contract.

4.9           Litigation. Except as set forth on Schedule 4.9 of the Seller Disclosure Schedule, as of the date of this Agreement, there is no material Proceeding pending, or, to Seller’s Knowledge, threatened, by or against any Acquired Company, or arising out of, relating to or resulting from the Business, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business. No Acquired Company is a party or subject to, or in default under, any Order, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business. As of the date of this Agreement, there are not any (a) outstanding Orders against or affecting any Acquired Company, (b) Proceedings pending or, to the Seller’s Knowledge, threatened in writing against or affecting any Acquired Company or (c) to the Seller’s Knowledge, investigations by any Governmental Authority that are pending or threatened against or affecting any Acquired Company that, in any case, individually or in the aggregate, would reasonably be expected to impair the Seller’s ability to consummate the transactions contemplated by this Agreement or any other Transaction Agreement. To the Seller’s Knowledge, as of the date of this Agreement, there is no pending or threatened investigation by any Governmental Authority of any Acquired Company, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business.

4.10          Intellectual Property; IT; Data Privacy; Proprietary Software.

(a)               Schedule 4.10(a) of the Seller Disclosure Schedule sets forth a list of all United States and non-United States: (i) issued Patents and Patent applications, (ii) Trademark registrations and Trademark applications, (iii) Copyright registrations and Copyright applications, (iv) material registered trade names and assumed names in each case, that constitute Owned IP (such Intellectual Property, the “Company Registered IP”), and (v) material internet domain name registrations that constitute Owned IP.

(b)               All Company Registered IP is subsisting, and other than applications for registration, valid and enforceable in all material respects. The Acquired Companies solely and exclusively own and possess all right, title and interest in and to each item of Company Registered IP and all other material Owned IP, and have a valid and enforceable right to use all other Intellectual Property used in or necessary for the operation of the Business as currently conducted, in each case, free of all Encumbrances other than Permitted Encumbrances.

(c)               No Proceeding is pending, or to Seller’s Knowledge, threatened, against any Acquired Company alleging that any Acquired Company or the conduct of the Business is infringing, misappropriating or otherwise violating any Person’s Intellectual Property. The conduct of the Business as conducted as of the date of this Agreement does not infringe, misappropriate or otherwise violate the Intellectual Property of any Person in any material respect, and in the past six (6) years, no Acquired Company or the conduct of the Business has infringed upon, misappropriated or violated any Intellectual Property of any Person in any material respect. Neither the Seller or any of its Controlled Affiliates nor any Acquired Company has received any charge, complaint, claim, threat, demand, or notice alleging any such infringement, misappropriation or violation.

(d)               No Proceeding is, pending or threatened by any Acquired Company or Seller (in connection with the Business), alleging that any Person is infringing, misappropriating or otherwise violating any Owned IP (including all course content) in any material respect. To Seller’s Knowledge, no Person is infringing, misappropriating or otherwise violating any Owned IP in any material respect. Neither the Seller or any of its Affiliates nor any Acquired Company has provided notice to any Person asserting infringement or misappropriation of, or other violation of, any right in Intellectual Property used in the Business or any Owned IP by such Person.

(e)                The Acquired Companies own, have the right to use, sell, license and dispose of, and to bring actions for the infringement of, in all material respects all Owned IP used in the conduct of the Business as currently conducted.

(f)                No activity currently conducted by any Acquired Company or Seller (in connection with the Business) violates in any material respect any agreement governing the use of Intellectual Property licensed to an Acquired Company, including all licenses pursuant to which an Acquired Company utilizes the software of any third party, and the Acquired Company’s use of such software has been, and is in accordance with the terms of any such license in all material respects, including any terms pertaining to permitted usage and number of licenses granted thereunder.

(g)               The Acquired Companies and Seller (in connection with the Business) have taken commercially reasonable measures to protect and maintain in confidence all of its trade secrets and other material confidential information of the Business, and to the Seller’s Knowledge, there has been no unauthorized use or disclosure of any such confidential information or trade secrets.

(h)               All current and former employees, consultants and contractors of Seller and any Acquired Company who have contributed to the creation or development of any Intellectual Property in the scope of such employee’s or (with respect to Owned IP) consultant’s or contractor’s employment or engagement by Seller or an Acquired Company or that is otherwise purported to be owned by an Acquired Company have assigned or transferred (by operation of law, Contract or otherwise) to such Acquired Company, ownership of such Intellectual Property and, as such, no current or former employee, consultant, or contractor of any Acquired Company maintains any ownership or valid claim of ownership therein, or any other ownership right thereto.

(i)                Each Acquired Company and Seller (in connection with the Business) has taken commercially reasonable actions to maintain, protect and enforce its rights to, and the validity and enforceability of, the Intellectual Property owned or purported to be owned by such Acquired Company, and each Acquired Company and Seller (in connection with the Business) has made and maintained in full force and effect all necessary filings, registrations and issuances associated with the Registered Intellectual Property and has not conducted, and is not conducting, its business in a manner that would reasonably be expected to result in the cancellation, abandonment or unenforceability of any such Registered Intellectual Property.

(j)                The Acquired Companies and the conduct of the Business, in all relevant jurisdictions, are and have been in compliance in all material respects with applicable (i) Legal Requirements, including privacy laws and regulations, (ii) obligations under Contracts, (iii) codes of conduct and industry standards binding on an Acquired Company or that any Acquired Company purports to adhere to (including the Payment Card Industry Data Security Standard and other applicable industry self-regulatory standards), and (iv) their own written policies, in each case to the extent relating to privacy, data protection, data security, and the collection and use of “personal information,” “personal data,” “personally identifiable information” or “payment card data” (collectively, “Personal Information”), as defined in applicable laws, collected, used, or held for use by any Acquired Company. No Proceeding is pending or, to Seller’s Knowledge, threatened in writing against any Acquired Company alleging a violation of any Person’s privacy or Personal Information.

(k)               The Acquired Companies and Seller (in connection with the Business) maintain and have maintained at all times since January 1, 2019 appropriate physical, technical, and administrative security measures and policies designed to protect all Personal Information owned, stored, used, maintained or controlled by or on behalf of the Acquired Companies from and against unlawful, accidental or unauthorized access, destruction, loss, use, modification and/or disclosure.

(l)                There has been no occurrence or, to Seller’s Knowledge, reasonably suspected occurrence of any (i) unlawful, accidental or unauthorized destruction, loss, use, modification or disclosure of or access to Personal Information owned, stored, used, maintained or controlled by or on behalf of the Acquired Companies or (ii) unauthorized access to or disclosure of the Acquired Companies’ confidential information or trade secrets, in each case that reasonably would be material to an Acquired Company.

(m)             The Acquired Companies have full rights to any and all Personal Information collected or otherwise maintained by or for the Acquired Companies without violating any applicable privacy laws or regulations in any material respect. There are no unsatisfied requests from individuals to the Acquired Companies seeking to exercise their data protection rights under applicable privacy laws or regulations (such as rights to access, rectify, or delete Personal Information, to restrict processing of or object to processing of Personal Information, or relating to data portability) in any material respect.

(n)               The Acquired Companies have implemented written agreements from each third party performing services on behalf of the Acquired Companies that satisfy the requirements of applicable privacy laws and regulations, and that bind such third party to at least the same required restrictions and conditions that apply to the Acquired Companies, including compliance with all applicable privacy laws and regulations, and to implement reasonable and appropriate technical and organizational measures for protecting such Personal Information from unauthorized access, use, disclosure, loss or destruction and other processing, in all material respects.

(o)               There is not and, since January 1, 2019, has not been any written complaint to, or any proceeding, notice, investigation (formal or informal) or other action against, the Acquired Companies, or, to the Knowledge of the Seller, any of their service providers with respect to the Business, by any data subject, data protection authority, the Federal Trade Commission, any state attorney general or similar state official or any other Governmental Authority, foreign or domestic, relating to the collection, interception, use, retention, disclosure, transfer, storage, security, disposal, or other processing of Personal Information.

(p)               The Acquired Companies and Seller on behalf of the Business maintain reasonable and appropriate security plans, procedures and facilities for its business and operations and have taken steps at minimum, as required by applicable privacy laws and regulations and consistent with industry standards, and reasonable and appropriate for the computer, information technology and data processing systems, facilities and services used or planned to be used in the operation of the Business by the Acquired Companies, including all software, hardware, components, networks, telecommunications equipment, communications facilities, platforms and related systems and services and components related to the same used by the Acquired Companies and Seller on behalf of the Business (collectively, “Systems”) to safeguard the availability, security and integrity of the Systems and the data and information stored, maintained, transmitted or otherwise processed on or by the Systems.

(q)               To the Seller’s Knowledge, the Systems are free of any and all material “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of, or unintended or unauthorized behavior by, such Systems (or all parts thereof) or data or other software of users (“Contaminants”). The Acquired Companies have implemented commercially reasonable safeguards designed to protect the Systems against the introduction of Contaminants into the Systems from software and technology platforms licensed from third parties.

(r)                The Acquired Companies have implemented and employ reasonable and customary security measures and back-up procedures in accordance with generally good recognized industry practice for ensuring the business continuity and security of the Systems material to their business and operations. Such measures are designed to recover (i) all Systems, and (ii) all Systems containing Personal Information maintained by or for the Acquired Companies pursuant to service levels and recovery times commonly applied by the industry practice in all material respects.

(s)                To Seller’s Knowledge, except with respect to the Seller Transitional Trademarks and third-party software licensed to Seller or one of its Affiliates (excluding the Acquired Companies) and used to provide services under the Transition Services Agreement, neither Seller nor any of its Affiliates (other than the Acquired Company) owns any Intellectual Property that is material to and used in the Business and not owned by an Acquired Company (after giving effect to the Reorganization).

(t)                 Schedule 4.10(t) of the Seller Disclosure Schedule sets forth a correct and complete list of all material computer software owned or purported to be owned by an Acquired Company (the “Proprietary Software”):

(i)              such Acquired Company has a valid right to use the Proprietary Software and has not granted rights in the Proprietary Software in any material respect to any third party other than customers in the ordinary course of business;

(ii)             the Proprietary Software does not contain any open-source or copy-left code with license or usage terms that require as a condition of such Acquired Company’s use thereof, that such Proprietary Software or any data incorporated into, derived from or internally distributed with such Proprietary Software be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works, or (C) redistributable at no charge;

(iii)            the Proprietary Software is not distributed in a manner that permits any Person to decompile, disassemble or otherwise reverse-engineer any material portion of any Proprietary Software;

(iv)            the Proprietary Software (A) performs substantially in conformity with the specifications set forth in its documentation and (B) to the Seller’s Knowledge, is free of all viruses, worms, Trojan horses and other contaminants and does not contain any malfunctions, design failures, defects, errors, “bugs” or other problems that, in each case, would reasonably be expected to disrupt in any material respect its operation or have a materially adverse impact on the operation of other material software programs, material operating systems or the Business;

(v)             such Acquired Company possesses a current, accurate and complete (in all material respects) copy of the source code to all of the Proprietary Software. Except as set forth on Schedule 4.10(a)(v) of the Seller Disclosure Schedule, no other Person has a copy of any Proprietary Software source code or any material portion thereof, except Persons providing source code repository services to such Acquired Company and contractors accessing such source code solely on behalf of such Acquired Company;

(vi)            such Acquired Company has in place and complies with adequate protocols and procedures designed to protect the Proprietary Software from disclosure to unauthorized Persons;

(vii)           neither this Agreement nor the transactions contemplated hereby will result in (A) any third party, other than Purchaser, being granted rights or access to, or the placement in or release from escrow, of any source code for any Proprietary Software, or (B) such Acquired Company granting to any third party, other than Purchaser, any right, title or interest to or with respect to any Proprietary Software;

(viii)          such Acquired Company has not provided the source code for any of the Proprietary Software to any other Person (except Purchaser and Persons providing source code repository services to an Acquired Company and contractors accessing such source code solely on behalf of such Acquired Company);

(ix)             such Acquired Company owns exclusively all right, title and interest in and to all Intellectual Property in the Proprietary Software free and clear of any Encumbrance other than Permitted Encumbrances;

(x)              the use of the Proprietary Software does not breach any license or other Contract between such Acquired Company and any Person in any material respect;

(xi)             the Proprietary Software does not infringe any patent, copyright or trade secret or any other intellectual property right of any Person; and

(xii)            the Proprietary Software was: (A) developed by such Acquired Company’s employees working within the scope of their employment at the time of such development; (B) developed by agents, consultants, contractors or other Persons who have executed appropriate instruments of assignment in favor of such Acquired Company as assignee, which instruments have conveyed to such Acquired Company ownership of their intellectual property rights in the Proprietary Software; or (C) acquired by such Acquired Company in connection with acquisitions in which such Acquired Company obtained the full and sole title to the Proprietary Software. Such Acquired Company has not received notice from any Person claiming any right, title or interest in the Proprietary Software.

4.11          Real Property.

(a)               No Acquired Company holds or owns fee title to any real property.

(b)               Schedule 4.11(b) of the Seller Disclosure Schedule sets forth a list of all real property currently leased or subleased to, licensed to or otherwise used or occupied by any Acquired Company that are material to the continued operation of the Business (the “Real Property”), including, the name of the lessee, sublessee or licensee, as applicable (any such lease, sublease or license, individually, a “Real Property Lease”). The Real Property constitutes all real properties leased, licensed or otherwise used or occupied by an Acquired Company in connection with the Business. No Acquired Company has any right to purchase, use or lease any real property other than rights in the Real Property. Each Real Property Lease is a valid and binding obligation of the Acquired Company party thereto, and there are no material defaults or material breaches by any Acquired Company under any Real Property Lease and no event has occurred that (whether with or without notice, lapse of time or both) would constitute a material default or material breach by any Acquired Company. To Seller’s Knowledge, there are no material defaults or material breaches by any of the other parties to such Real Property Leases and no event has occurred that (whether with or without notice, lapse of time or both) would constitute a material default or material breach thereunder by any of the other parties thereto. There has been no threatened cancellation of any of the Real Property Leases and there are no outstanding disputes with respect to any of the same. Seller has made available to Purchaser accurate and complete copies, in all material respects, of the Real Property Leases as in effect as of the date of this Agreement, together with all material amendments, modifications or supplements, if any, thereto.

(c)               Except as set forth on Schedule 4.11(b) of the Seller Disclosure Schedule:

(i)               the Acquired Company set forth on Schedule 4.11(b) of the Seller Disclosure Schedule has (and upon Closing will continue to have), good and marketable leasehold title to the Real Property that it leases set forth on Schedule 4.11(b) of the Seller Disclosure Schedule, free and clear of any Encumbrance, except for Permitted Encumbrances;

(ii)              the Real Property Leases are in full force and effect and constitute legal, valid and binding obligations of the Acquired Company set forth on Schedule 4.11(b) of the Seller Disclosure Schedule and, to Seller’s Knowledge, the landlord thereunder and are enforceable in accordance with their terms;

(iii)            there are no outstanding options or rights of first refusal to purchase the Real Property, or any portion thereof or interest therein, to which any Acquired Company is a party;

(iv)            to Seller’s Knowledge, no portion of the Real Property is subject to any pending condemnation Proceeding by any public or quasi-public authority and there is no threatened condemnation Proceeding with respect thereto;

(v)             other than the Real Property Leases, there are no leases, subleases, arrangements, licenses or other agreements (nor any options with respect to the same), written or oral, to which any Acquired Company is a party, granting the right of use or occupancy of (whether now or in the future) any portion of the Real Property to any Person other than the Acquired Company;

(vi)            there are no parties in possession of the Real Property other than an Acquired Company;

(vii)           no security deposit or portion thereof deposited with respect to any Real Property Lease has been applied in respect of a breach of or default under such Real Property Lease that has not been redeposited in full;

(viii)          no Acquired Company owes any brokerage commissions or finder’s fees with respect to any Real Property Lease;

(ix)             no Acquired Company has exercised or given any notice of exercise of any option, right of first refusal or right of first offer contained in any material Real Property Lease;

(x)              no Acquired Company has received any written notice that, and to the Seller’s Knowledge, no landlord, sublandlord or other party to any Real Property Lease is in material default of any ground lease, mortgage, deed of trust, collateral assignment or other Encumbrance affecting the title to the Real Property; and

(xi)             neither Seller nor any of its Affiliates owns any portion of the Real Property nor any interest therein, nor has any options or other rights to purchase, lease, license or otherwise use or occupy any portion of Leased Real Property.

4.12          Labor Matters.

(a)                Schedule 4.12(a) of the Seller Disclosure Schedule sets forth a list of all Labor Agreements to which an Acquired Company is a party or bound by or to which Seller or any of its Controlled Affiliates is a party or bound by in relation to any Business Employee or the Business. No strike, slowdown, concerted refusal to work overtime, work stoppage, picketing, hand billing, labor arbitration, labor grievance, unfair labor practice or other material labor disputes against or affecting any Acquired Company or solely with respect to the Business Employees, Seller and each other Controlled Affiliate of Seller, is pending or, to Seller’s Knowledge, threatened or has occurred since January 1, 2019. To Seller’s Knowledge, no activities or proceedings of any labor union to organize any Business Employees are pending, threatened or have occurred since January 1, 2019. No labor union, works council or other labor organization currently represents any Business Employees.

(b)                Seller has made available a list of all Business Employees, including their employee identification numbers, job titles, the Business with respect to which they provide services, start date, primary work location (by state or country), salary or hourly wage rate (as applicable), exempt or non-exempt status and employing entity. Except as would not reasonably be expected to be material to the Acquired Companies, neither Seller nor any of its Controlled Affiliates (including the Acquired Companies) is delinquent in payments to any current of former employees or independent contractors of the Businesses for any wages, salaries, wage premiums, fees, commissions, bonuses, severance and termination payments or other compensation for any services performed by them to date or amounts required to be reimbursed to such employees or independent contractors under applicable Legal Requirements, Contracts or Business policies.

(c)                Since January 1, 2019, each of the Acquired Companies and, solely with respect to the Business and/or the Business Employees and independent contractors of the Business, Seller and each other Controlled Affiliate of Seller, has complied in all material respects with all Legal Requirements respecting labor, employment, and employment practices, including, without limitation, all laws respecting terms and conditions of employment, health and safety, wages and hours, (including the classification of independent contractors and exempt and non-exempt employees), harassment and retaliation, disability rights or benefits, hiring and firing of employees and the employment of labor, including, without limitation, provisions thereof relating to immigration and citizenship (including proper completion and retention of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), classifications, wages, hours, pay equity, equal opportunity, discrimination, civil rights, collective bargaining, COVID-19, the Fair Labor Standards Act, plant closures and layoffs (including the WARN Act), workers’ compensation, labor relations, employee leave issues, affirmative action and affirmative action plan requirements and unemployment insurance and the payment of social security and other Taxes.

(d)                To Seller’s Knowledge, since January 1, 2019, no allegations of sexual harassment have been made against any officer or director of the Acquired Companies or any current or former employee of the Business at the level of Vice President or above. Neither Seller nor any of its Controlled Affiliates (including the Acquired Companies) has, since January 1, 2019, entered into any settlement agreement relating to the allegations of sexual harassment by any officer or director of the Acquired Companies or any current or former employee of the Business at the level of Vice President or above.

(e)                To Seller’s Knowledge, no Business Employee with annualized compensation at or above $150,000, intends to terminate his or her employment prior to the one-year anniversary of this Agreement.

(f)                 To Seller’s Knowledge, no current of former employee or independent contractor of the Business is in material violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition, nonsolicitation, or other restrictive covenant obligations owed to Seller, any of its Controlled Affiliates (including the Acquired Companies) or any third party, in each case, with respect to the Business.

4.13          Employee Benefits.

(a)                Schedule 4.13(a) of the Seller Disclosure Schedule sets forth a list, as of the date of this Agreement, of each material Benefit Plan. With respect to each material Acquired Company Benefit Plan (excluding any consulting or independent contractor agreement with an individual service provider that is not a current Business Employee), Seller has made available to Purchaser accurate and complete copies of, as applicable, (i) the current plan documents, trust agreements, insurance contracts or other funding vehicles and all amendments thereto, (ii) the most recent summary plan description and summaries of material modifications, (iii) the three most recent annual reports (Form 5500 and attachments for U.S. Benefit Plans) and financial statements, (iv) the most recent IRS determination or opinion letter, (v) all non-ordinary course correspondence with any Governmental Authority and (vi) a written summary of such Acquired Company Benefit Plan, to the extent that such Acquired Company Benefit Plan is unwritten. With respect to each material Seller Benefit Plan, Seller has made available to Purchaser either the current plan document or a written summary of such Seller Benefit Plan.

(b)                Except as would not, individually or in the aggregate, result in a material liability to the Business: (i) each Benefit Plan has been administered, funded and operated in compliance with applicable Legal Requirements and in accordance with its terms, (ii) no action is pending or, to Seller’s Knowledge, threatened with respect to any Benefit Plan (other than routine claims for benefits payable in the ordinary course, and appeals of denied claims), (iii) each Benefit Plan intended to qualify for special Tax treatment meets all applicable requirements, and if required to be funded, book-reserved or secured by an insurance policy, is so funded, book-reserved or secured, based on reasonable actuarial assumptions, and (iv) each Benefit Plan required or intended to be registered, qualified or approved under applicable Legal Requirements has in fact been registered, qualified or approved, as the case may be, under applicable Legal Requirements and has been maintained in good standing with applicable regulatory authorities. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and the trusts maintained pursuant thereto are exempt from federal income taxation under Section 501 of the Code, and nothing has occurred that could reasonably be expected to adversely affect the qualified or tax-exempt status of any such Benefit Plan or its related trusts. To Seller’s Knowledge, no Acquired Company Benefit Plan is under audit or examination by the Department of Labor, the IRS or any other Governmental Authority (foreign or otherwise). There has been no “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA or breach of fiduciary duty (as determined under ERISA) with respect to any Acquired Company Benefit Plan.

(c)                Except as set forth on Schedule 4.13(c) of the Seller Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Transactions could (whether alone or together with any other event) (i) result in any payment or benefit becoming due to any Business Employee, former employee of any of the Acquired Companies, or other current or former individual service provider to any of the Acquired Companies, (ii) increase any payment or benefit to be paid or provided to any Business Employee, former employee of any of the Acquired Companies, or other current or former individual service provider to any of the Acquired Companies, (iii) result in an acceleration of the time of payment, funding or vesting of any payments or benefits to any Business Employee, former employee of any of the Acquired Companies, or other current or former individual service provider to any of the Acquired Companies, (iv) result in any payment being nondeductible under Section 280G of the Code or subject to an excise tax under Section 4999 of the Code or (v) result in the forgiveness of any loan or advance of any money or other property made to any current or former employee of any of the Acquired Companies or other individual service provider to any of the Acquired Companies.

(d)                Except as would not, individually or in the aggregate, result in a material liability to the Business, each Benefit Plan that is subject to the Legal Requirements of any jurisdiction outside the United States that is required to be registered or approved by a non-United States Governmental Authority has been registered with, or approved by, and has been maintained in good standing with such Governmental Authority.

(e)                Except as would not, individually or in the aggregate, result in liability to the Business or any Purchaser, none of Seller, any of its Controlled Affiliates or any of their respective ERISA Affiliates sponsor, maintain, contribute to, are obligated to contribute to, or have a liability (contingent or otherwise) with respect to, (i) an “employee benefit plan” (as defined in Section 3(3) of ERISA) that is or was subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” (within the meaning of Section 413 of the Code), (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (v) a “defined benefit plan” (within the meaning of Section 3(35) or ERISA, whether or not subject to ERISA).

(f)                 Except as would not be, individually or in the aggregate, material to the Business, (i) all contributions (including all premiums, employer contributions and employee salary reduction contributions) required to have been made with respect to each Acquired Company Benefit Plan and, with respect to Business Employees, each Seller Benefit Plan, have been made by the due date thereof, and (ii) all contributions to each Acquired Company Benefit Plan and, with respect to Business Employees, each Seller Benefit Plan, for any period ending on or before the Closing Date which are not yet due will have been paid or accrued on the balance sheet of the relevant Acquired Company as of the Closing Date on or prior to the Closing Date.

(g)                Neither Seller nor any of its Controlled Affiliates maintains or sponsors any plan providing for, or has any obligation to provide, post-retirement health or life benefits for Business Employees or former employees of any of the Acquired Companies, except as required by Section 4980B of the Code (for which the covered Person pays the full cost of coverage) or similar federal, state, local, or non-U.S. Legal Requirements. Neither Seller nor any of its Controlled Affiliates has incurred (whether or not assessed) any material Tax or penalty under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code, and no circumstances exist or events have occurred that would reasonably be expected to result in the imposition of any such Taxes or penalties on any of the Acquired Companies.

(h)                Each Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code has, with respect to any Business Employees, or former employees of any of the Acquired Companies or other current or former individual service providers to any of the Acquired Companies, at all relevant times been operated and documented in compliance in all material respects with Section 409A of the Code. Neither the Seller nor any of its Controlled Affiliates has any obligation to gross-up, indemnify or otherwise reimburse any Business Employee, former employee of any of the Acquired Companies or other current or former individual service provider to any of the Acquired Companies with respect to any Tax under Sections 409A or 4999 of the Code.

(i)                 Schedule 4.13(i) of the Seller Disclosure Schedule sets forth all outstanding equity-based awards of Seller granted to each Business Employee (each, a “Seller Equity Award”), including award type (e.g., time-based restricted stock unit, performance-based restricted stock unit), number of shares of Seller common stock covered by or subject to the award (including, with respect to performance-based awards, the target and maximum number of shares), grant date, vesting schedule, and, where applicable, exercise price and term (the “Equity Award Schedule”).

4.14          Taxes.

(a)                Except as set forth on Schedule 4.14 of the Seller Disclosure Schedules, (i) all income and other material Tax Returns required to be filed by, or with respect to, the Acquired Companies has been timely filed (taking into account any extensions of time in which to file), and (ii) all income and other material Taxes required to be paid by, or with respect to, the Acquired Companies have been timely paid in full (whether or not shown as due on any Tax Return). All such Tax Returns are true, complete and accurate in all material respects.

(b)               Except as set forth on Schedule 4.14 of the Seller Disclosure Schedules, no claim has ever been made in writing by a Tax Authority in a jurisdiction where any Acquired Company does not file Tax Returns that such Acquired Company is or may be subject to taxation by that jurisdiction, which claim has not since been resolved.

(c)                Except as set forth on Schedule 4.14 of the Seller Disclosure Schedules, each of the Acquired Companies has deducted, withheld and paid to the appropriate Tax Authority all material Taxes required to be deducted, withheld or paid (including, but not limited to, sales Taxes, customs duties or withholding of Taxes from amounts paid to employees, independent contractors, creditors, members, or other third parties) and the Acquired Companies are not liable for any material Taxes for failure to comply with such Legal Requirements.

(d)                Except as set forth on Schedule 4.14 of the Seller Disclosure Schedules, there is no pending or currently ongoing dispute, audit or claim concerning any material Tax liability of any Acquired Company that has been claimed or raised by any Tax Authority.

(e)                Except as set forth on Schedule 4.14 of the Seller Disclosure Schedules, there are no outstanding Encumbrances for Taxes on the assets of any Acquired Company other than Taxes that are not yet due and payable or the amount or validity of which is being contested in good faith by appropriate Proceedings and for which there are adequate reserves on the applicable financial statements in accordance with GAAP.

(f)                 Schedule  4.14(f) of the Seller Disclosure Schedule sets forth the United States federal income tax classification of each of the Acquired Companies as of the date of this Agreement.

(g)                Except as set forth on Schedule 4.14 of the Seller Disclosure Schedules, none of the Acquired Companies is required to include any material amounts in income or exclude any material item of deduction or loss from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) an adjustment pursuant to Section 481(a) of the Code or any comparable provisions of state, local or non-U.S. Tax Legal Requirements with respect to a change in accounting method that occurred before the date hereof, (ii) intercompany transactions prior to the Closing Date or any excess loss accounts, (iii) installment sale or open disposition made on or prior to the Closing Date, (iv) utilization before the Closing Date of any improper method of accounting, the completed contract method of accounting, the “last-in-first-out” method of accounting or the cash method of accounting, (v) any closing agreement under Section 7121 of the Code or any comparable provision of state, local or non-U.S. Tax laws, entered into prior to the Closing Date, (vi) any gain recognition agreement or (vii) prepaid amount or deferred revenue received or accrued on or prior to the Closing Date. No Acquired Company shall have any liability after the Closing Date as a result of an election made pursuant to Section 965(h) of the Code.

(h)                Except as set forth on Schedule 4.14 of the Seller Disclosure Schedules, no Acquired Company (i) has been a member of an affiliated group filing a Consolidated Return (or similar group for state, local or non-U.S. Tax purposes) other than a group the common parent of which is the Seller or any of the Acquired Companies, or (ii) has any material liability for the Taxes of any Person (other than the Seller or any other Acquired Company) under Section 1.1502-6 of the Treasury Regulations (or similar provision of applicable state, local or non-U.S. Tax Law), by transferee or successor liability or pursuant to any tax sharing agreement.

(i)                 Except as set forth on Schedule 4.14 of the Seller Disclosure Schedules, none of the Acquired Companies has entered into a closing agreement or other similar agreement with a Tax Authority relating to Taxes of such Acquired Company with respect to a taxable period for which the statute of limitations is still open. No waivers of statutes of limitations have been given or requested with respect to any Acquired Company.

(j)                 None of the Acquired Companies has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code at any point in the past two years.

(k)                The unpaid Taxes of the Acquired Companies (x) do not as of the date hereof, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the latest balance sheet and (y) as of the Closing Date will not exceed that reserve as adjusted for operations in the ordinary course of business through the Closing Date in accordance with past custom and practice of the Acquired Companies in filing its Tax Returns.

(l)                 None of the Acquired Companies has engaged in a transaction that the Internal Revenue Service has identified by regulation or other form of published guidance as a “listed transaction,” as defined by Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2) (or any corresponding or similar provision of federal, state, local or foreign tax law).

(m)               Except as set forth on Schedule 4.14 of the Seller Disclosure Schedules, none of the Acquired Companies has a “permanent establishment,” fixed place of business or taxable presence in any jurisdiction outside of its country of organization.

(n)                Except as set forth on Schedule 4.14 of the Seller Disclosure Schedules, no Acquired Company has deferred the payment of any payroll taxes pursuant to Section 2302 of the CARES Act or IRS Notice 2020-65 or claimed the “employment retention credit” within the meaning of Section 2301 of the CARES Act or any other Tax credit applicable to employment Taxes under the Families First Coronavirus Response Act;

(o)                All related-party transactions involving the Acquired Companies have been in material compliance (including the maintenance of required documentation in connection therewith) with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any similar or corresponding provision of state or local or non-U.S. Law.

(p)                Except as set forth on Schedule 4.14 of the Seller Disclosure Schedules, each Acquired Company has collected all material amounts of sales and use, value added, goods and services and other similar Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Tax Authority, or has been furnished properly completed exemption certificates and has maintained all such records and supporting documents in the manner required by all applicable sales and use Tax statutes and regulations.

(q)                No Acquired Company is, or has been within the period of time described in Section 897(c)(1)(ii) of the Code, a “United States real property holding corporation.”

4.15          Sufficiency of Assets. Except as set forth on Schedule 4.15 of the Seller Disclosure Schedule, the assets, rights, properties and interests owned, leased, or licensed by the Acquired Companies as of the Closing, together with the assets, rights, properties and interests to be provided to the applicable Purchaser in respect of the applicable Acquired Company pursuant to the Services Schedules (as defined in the Transition Services Agreement) and the Transition Services Agreement, in the aggregate, are sufficient for the conduct of the applicable Business immediately following the Closing in substantially the same manner in all material respects as conducted as of the date of this Agreement and constitute all of the rights, property and assets necessary to conduct the business of the applicable Acquired Company as currently conducted. Each Acquired Company has good and valid title to all the assets owned by it and reflected on the most recent balance sheet in the Unaudited Financial Information or thereafter acquired, other than those disposed of in the ordinary course of business, in each case free and clear of all Encumbrances, except (a) such Encumbrances as are set forth in Schedule 4.15 of the Seller Disclosure Schedule, (b) Permitted Encumbrance, and (c) Encumbrances for Taxes that are not due and payable and are not subject to dispute.

4.16          Environmental Matters. Each Acquired Company is, and since January 1, 2020 has been, in compliance in all material respects with applicable Environmental Laws, including all Permits required thereunder, and there are no Proceedings pending or, to Seller’s Knowledge, threatened, against any Acquired Company alleging that any Acquired Company has materially violated or has any material liability under any applicable Environmental Law. As of the date of this Agreement, no Acquired Company has received any notice, report or other information regarding any actual or alleged material violation of, or any material liabilities or potential material liabilities arising under, Environmental Laws, relating to any Acquired Company, or any former properties or facilities of any Acquired Company. There has been no release, treatment, storage, manufacture, disposal or arrangement for the disposal of, contamination by, or exposure of any Person to, any Hazardous Material that has given or would give rise to a material liability under Environmental Law for any Acquired Company.

4.17          Anti-Bribery Matters.

(a)                The Acquired Companies are currently and have been since January 1, 2019 in compliance, in all material respects, with all applicable Anti-Bribery Laws. Since January 1, 2019, neither any Acquired Company nor, to Seller’s Knowledge, any of its officers, directors, agents, or employees or any other Person acting on behalf of an Acquired Company, has (a) taken any action which would cause it to be in violation of any applicable Legal Requirements, whether U.S. or non-U.S., governing corrupt practices, anti-bribery or anticorruption, including the Foreign Corrupt Practices Act of 1977, as amended (in each case, as in effect at the time of such action) (collectively, the “Anti-Bribery Laws”), or (b) made or offered or authorized or solicited or accepted any unlawful contributions, payments, bribes, rebates, payoff, gifts, gratuities, kickback, entertainment or any other item or service of any value, directly or indirectly, to any Governmental Official for the purpose of: (i) influencing any act or decision of a Governmental Official in such Governmental Official’s official capacity, (ii) inducing a Governmental Official to do or omit to do any act in violation of such Governmental Official’s lawful duties, (iii) securing any improper advantage, (iv) inducing a Governmental Official to influence or affect any act or decision of any Governmental Authority, any company, business, enterprise, or other entity owned, in whole or in part, or controlled by any Governmental Authority or any political party or (v) assisting any Acquired Company in obtaining or retaining business for or with, or directing business to, such Acquired Company, in each case in a manner which would constitute a material violation of Anti-Bribery Laws.

(b)                 Since January 1, 2019 no Acquired Company has made a voluntary, directed, or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with any Anti-Bribery Laws. Since January 1, 2019, neither any Acquired Company nor, to the Seller’s Knowledge, any of its officers, directors, agents, or employees or any other Person acting under the authority of an Acquired Company, has, in connection with or relating to the Business, received any notice, request or citation from any Governmental Authority of any actual, alleged, or potential noncompliance with any Anti-Bribery Law.

(c)                 To Seller’s Knowledge, no officer, director, employee or agent of any Acquired Company is a Governmental Official of a Governmental Authority that is the customer under any current Contracts with any Acquired Company.

(d)                 To Seller’s Knowledge, no Governmental Official, Governmental Authority or any company, business, enterprise, or other entity owned, in whole or in part, or controlled by any Governmental Authority or any political party, currently owns an equity interest, whether direct or indirect, in any Acquired Company.

(e)                 Since January 1, 2019, the Acquired Companies have been subject to and have maintained compliance in all material respects with Seller’s policies, procedures and internal controls, which are reasonably designed to promote compliance with applicable Anti-Bribery Laws.

(f)                  Since January 1, 2019, no Acquired Company has (i) entered into a consent agreement or Order with any Governmental Authority, or (ii) had any fines or penalties imposed by any Governmental Authority, in each case (i) or (ii), in connection with any actual or alleged violation, breach or noncompliance with any Anti-Bribery Laws.

(g)                 To the Seller’s Knowledge, no Acquired Company is the subject of any open investigations, voluntary disclosures or enforcement actions in connection with any alleged violation, breach or noncompliance with any Anti-Bribery Law.

4.18          Compliance with Customs and Trade Laws and Sanctions.

(a)                 The Acquired Companies are, and since January 1, 2019 have been, in compliance in all material respects with all applicable Customs and Trade Laws and Sanctions.

(b)                 To the Seller’s Knowledge, no Covered Person is a Sanctioned Person.

(c)                 Since January 1, 2019, neither any Acquired Company, nor, to the Seller’s Knowledge, any of its directors, managers, officers, employees, brokers or other agents (each, a “Covered Person”):

(i)              does or has done business with, derives or has derived any of its operating revenues from investments in or transactions with, or has entered into any contracts with any Sanctioned Person, each to the extent in violation of applicable Sanctions;

(ii)             has any of its assets in the possession, custody or control of a Sanctioned Person;

(iii)            uses or has used any of its assets to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person or a Sanctioned Territory, each to the extent in violating of applicable Sanctions. Without limiting the generality of the foregoing, all exports, reexports and transfers of any commodities, software, technology or services by any Acquired Company have been made in material compliance with the requirements of all applicable Customs and Trade Laws, including the U.S. Export Administration Regulations, and the Acquired Companies have obtained all export Permits and other government authorizations required under those Customs and Trade Laws for all such exports, reexports and transfers of all such commodities, software, technology and services; or

(iv)           otherwise is or was in material violation of or engaged or engages in any dealings prohibited by any Customs and Trade Laws or Sanctions.

(d)               The Acquired Companies are subject to and maintain compliance in all material respects with appropriate Seller policies, procedures and internal controls, which are designed to promote continued compliance with applicable Customs and Trade Laws or Sanctions.

(e)               No Acquired Company has received written, or to the Seller’s Knowledge, oral communication from any Governmental Authority of any actual or alleged violation, breach or noncompliance with applicable Customs and Trade Laws or Sanctions.

(f)                No Acquired Company has (i) entered into a consent agreement or Order with any Governmental Authority, or (ii) had any fines or penalties imposed by any Governmental Authority, in either case (i) or (ii), in connection with applicable Customs and Trade Laws or Sanctions.

4.19          Brokers. Except with respect to the Investment Bank, neither Seller nor any Acquired Company has retained any broker, investment banker, financial advisor, finder or other Person that is entitled to any broker’s, finder’s, or financial or similar fee with respect to this Agreement or the Transactions.

4.20          Accounts and Notes Payables. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, all accounts payable and notes payable by any Acquired Company to third parties as of the date of this Agreement have arisen in the ordinary course of business, and no such account payable or note payable is delinquent in its payment.

4.21          Accounts Receivable. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, the accounts receivable of each Acquired Company are, in each case, valid receivables arising out of bona fide transactions recorded in the books and records of such Acquired Company which are not subject to dispute, defenses or counter claims other than normal discounts accrued in the ordinary course of business or for which adequate reserves, in accordance with GAAP, have been established, and are not subject to any known valid counterclaims or set offs. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, no Person has any Encumbrance on any accounts receivable or any part thereof.

4.22          Insurance. Schedule 4.22 of the Seller Disclosure Schedule sets forth a list of each insurance policy presently maintained by or on behalf of the Acquired Companies, including the first named insured, policy/bond number, major limits, deductibles and term. With respect to each such insurance policy: (i) all of such current insurance policies are in full force and effect, (ii) all premiums due under each insurance policy have been paid in full or if not yet paid then accrued on the Acquired Company’s balance sheet, (iii) the Acquired Company is not in default in any material respect with respect to its obligations under any of such insurance policies, (iv) to the Seller’s Knowledge, as of the date of this Agreement, no material premium increases are contemplated with respect to such policies, (v) the Business and its assets and properties are insured in amounts sufficient for compliance in all material respects with Legal Requirement, and (vi) as of the date of this Agreement, there are no open claims with any insolvent carriers. As of the date of this Agreement, the Acquired Company has not received any notification of cancellation or materially adverse modification of the Acquired Company’s present insurance policies or that any claim outstanding is expected to cause a material increase in the Acquired Company’s insurance rates.

4.23          Customers; Vendors; Channel Partners; Course Developers.

(a)                Schedule 4.23(a) of the Seller Disclosure Schedule lists the ACAMS Key Vendors, Becker Key Vendors and OCL Key Vendors. Since December 31, 2020 through the date of this Agreement the Business has not had any material dispute with any Key Vendor. Since January 1, 2021 through the date of this Agreement, the Acquired Companies have not received any written, or, to the Knowledge of the Seller, other, notice that any Key Vendor intends to terminate, or materially reduce or adversely modify its business with any Acquired Company.

(b)               Schedule 4.23(b) of the Seller Disclosure Schedule lists the ACAMS Key Customers, Becker Key Customers and OCL Key Customers. Since December 31, 2020 through the date of this Agreement, the Business has not had any material dispute with any Key Customer. Since January 1, 2021 through the date of this Agreement, the Acquired Companies have not received any written, or, to the Knowledge of the Seller, other, notice that any Key Customer intends to terminate, or materially reduce or adversely modify its business with the Acquired Company.

(c)                Schedule 4.23(c) of the Seller Disclosure Schedule lists the OCL Key Channel Partners. Since December 31, 2020 through the date of this Agreement, the OCL Business has not had any material dispute with any OCL Key Channel Partner. Since January 1, 2021 through the date of this Agreement, the OCL Business has not received any written, or, to the Knowledge of the Seller, other, notice that any OCL Key Channel Partner intends to terminate, or materially reduce or adversely modify its business with the OCL Business.

(d)               Schedule 4.23(d) of the Seller Disclosure Schedule lists the Becker Key Course Developers. Since December 31, 2020 through the date of this Agreement, the Business has not had any material dispute with any Becker Key Course Developer. Since January 1, 2021 through the date of this Agreement, the Becker Companies have not received any written, or, to the Knowledge of the Seller, other, notice that any Becker Key Course Developer intends to terminate, or materially reduce or adversely modify its business with the Companies. As of the date of this Agreement, there are no third-party course authors or course content developers or suppliers engaged by the OCL Business.

(e)               Schedule 4.23(e) of the Seller Disclosure Schedule lists the Becker Key Course Instructors. Since December 31, 2020 through the date of this Agreement, the Becker Business has not had any material dispute with any Key Course Instructor. Since January 1, 2021 through the date of this Agreement, the Becker Companies have not received any written, or to the Knowledge of the Seller, other, notice that any Key Course Instructor intends, or is reasonably likely, to terminate, or materially reduce or modify its business with the Becker Companies.

(f)                Schedule 4.23(f) of the Seller Disclosure Schedule sets forth the numbers of paid memberships and certified members of the ACAMS Business as of June 30, 2021 and November 30, 2021.

4.24          Affiliate Transactions. Except as set forth on Schedule 4.24 of the Seller Disclosure Schedule, currently and within the last 3 years, no current or former director, employee, officer, Affiliate (including another Acquired Company) or equityholder of any Acquired Company is a party to any material Contract or other material transaction with any Acquired Company, or has any material interest in any property or asset used by any Acquired Company in connection with the Business, other than, in each case, any Contracts for general corporate functions furnished by Seller or its Controlled Affiliates, including finance, accounting, tax, human resources, legal, information technology, facilities and security, procurement and other ancillary or corporate shared services provided by Seller or its Controlled Affiliates (other than the Acquired Companies) or other corporate centralized functional organizations within or controlled by Seller or its Controlled Affiliates (other than the Acquired Companies).

4.25          Creditors, Bankruptcy, Etc. Neither any Acquired Company nor Seller is involved in any Proceeding by or against such Acquired Company or Seller as a debtor in any court under the United States Bankruptcy Code or any other insolvency or debtors’ relief act, whether foreign, international, provincial, state, local or federal, or for the appointment of a trustee, receiver, liquidator, assignee, sequestrator or other similar official of such Acquired Company or Seller or for any property of such Acquired Company or Seller.

4.26          No Other Representations. Notwithstanding anything contained in this Article IV or any other provision of this Agreement, it is the explicit intent of each party, and Purchaser expressly acknowledges and agrees, that neither Seller nor any of its Affiliates have made, are making or have authorized any Person to make any representation or warranty whatsoever, express or implied, except those representations and warranties expressly set forth in this Article IV, the Transition Services Agreement and the certificate delivered pursuant to Section 10.1(c). Except as expressly and specifically set forth in the representations and warranties made solely by Seller in this Article IV, the Transition Services Agreement and the certificate delivered pursuant to Section 10.1(c), each of Seller and its Affiliates, its and their Representatives and other representatives expressly disclaims any and all other representations and warranties, whether express or implied, and Purchaser expressly disclaims reliance on any and all such other representations or warranties or omissions, express or implied, including those relating to Seller, the Acquired Companies, the Business or the Transactions, or any of their financial condition, business, operations, results of operations, properties, assets, liabilities or prospects, or any estimate, projection, prediction, data, financial information, teaser, confidential information presentation or any other materials or information provided or addressed to Purchaser, its Affiliates or its and their Representatives or any other Person, including with respect to the accuracy or completeness of any such information. Purchaser expressly acknowledges and agrees that none of Seller, its Affiliates, its and their Representatives or any other Person will have or be subject to any liability to Purchaser or its Affiliates pursuant to this Agreement resulting from the distribution to Purchaser, its Affiliates or its and their Representatives or any other Person or Purchaser’s use of any information not represented and warranted to or otherwise omitted in this Agreement other than in respect of Fraud, including (a) any confidential information memoranda or management presentations distributed on behalf of Seller, the Acquired Companies or the Business or other publications or data room information provided to Purchaser, its Affiliates, its and their Representatives or any other Person, or any other document, information or projection in any form provided to Purchaser, its Affiliates or its and their Representatives or any other Person in connection with the Transactions, or (b) the financial information, projections or other forward-looking statements of Seller, the Acquired Companies or the Business, in each case, in expectation or furtherance of the Transactions. Seller specifically disclaims any statement, representation or warranty of merchantability, usage, suitability or fitness for any particular purpose with respect to assets of the Business, any part thereof, the workmanship thereof, and the absence of any defects therein, whether latent or patent, it being understood that such assets are being acquired “as is, where is” on the Closing Date, and in their present condition.

Article V

REPRESENTATIONS AND WARRANTIES OF PURCHASERS

Each Purchaser hereby represents and warrants to Seller, severally and not jointly, solely with respect to such Purchaser, as follows:

5.1              Authority; Enforceability.

(a)               Such Purchaser has the requisite corporate, limited liability company or other similar power and authority to execute this Agreement and each other Transaction Agreement to which such Purchaser is a party, to perform its obligations hereunder and under each other Transaction Agreement to which such Purchaser is a party and to consummate the Transactions in accordance with the terms of this Agreement and each other Transaction Agreement to which such Purchaser is a party. The execution, delivery and performance by such Purchaser of this Agreement and the consummation of the Transactions have been duly and validly authorized by all necessary corporate, limited liability company or other similar action on the part of such Purchaser and such authorization has not been subsequently modified or rescinded.

(b)               This Agreement has been duly executed and delivered by such Purchaser and constitutes, assuming due authorization, execution and delivery of this Agreement by Seller, a valid and binding legal obligation of such Purchaser, enforceable against such Purchaser in accordance with the terms hereof, subject to the Bankruptcy and Equity Exception. Assuming due authorization, execution and delivery of each other Transaction Agreement to which such Purchaser is a party by the other parties thereto, each such Transaction Agreement will constitute a valid and binding legal obligation of such Purchaser, enforceable against such Purchaser in accordance with the terms thereof, in each case, subject to the Bankruptcy and Equity Exception.

5.2              Non-Contravention; Consents.

(a)               The execution and delivery of this Agreement by such Purchaser does not, and the performance of this Agreement by such Purchaser will not, require any Consent or permit of, or filing with, or notification to, any Governmental Authority, except (i) under applicable Antitrust Laws, (ii) under the applicable requirements of the Exchange Act, (iii) compliant with any permits relating to the Business and (iv) for such other Consents, filings or notifications, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect with respect to such Purchaser.

(b)               The execution and delivery of this Agreement by such Purchaser and each other Transaction Agreement to which such Purchaser is a party does not, and consummation of the Transactions will not, (i) conflict with or violate any provision of the Fundamental Documents of such Purchaser, (ii) conflict with or violate in any material respect any Legal Requirement applicable to such Purchaser except with respect to required filings under Antitrust Laws or (iii) result in a breach of, constitute a default under, result in the acceleration of, or create in any party the right to, accelerate, terminate, modify or cancel any agreement or contract to which such Purchaser is a party, except, in the case of the foregoing clauses (ii) or (iii), as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect with respect to such Purchaser.

5.3              Organization. Purchaser and each Affiliate of Purchaser that is a party to any Transaction Agreement is duly incorporated or organized, validly existing and in good standing (to the extent such concept is recognized) under the Legal Requirements of the jurisdiction of its incorporation or organization, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Purchaser has all necessary power and authority to conduct its business in the manner in which it is currently being conducted.

5.4              Litigation. There is no Proceeding pending before any Governmental Authority, or to the knowledge of such Purchaser, threatened in writing, against such Purchaser which questions the validity of this Agreement or any of the other Transaction Agreements to which it is a party, and such Purchaser is not subject to any Orders of any Governmental Authority that would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect with respect to such Purchaser.

5.5              Securities Matters. Such Purchaser is an “accredited investor” (as such term is defined in Rule 501 of Regulation D under the Securities Act). The Equity Interests are being acquired by such Purchaser for its or their own account, and not with a view to, or for the offer or sale in connection with, any public distribution or sale of the Equity Interests or any interest in them. Such Purchaser has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of its investment in the Equity Interests, and such Purchaser is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Equity Interests. Such Purchaser acknowledges that the Equity Interests are not registered under the Securities Act, any state securities Legal Requirement or any applicable foreign securities Legal Requirement, and agrees that the Equity Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and any other applicable state and foreign securities Legal Requirements.

5.6              Financial Ability. As of the date of this Agreement, such Purchaser has delivered to the Seller (x) a true, correct and complete copy of the applicable Commitment Letters and (y) a true, complete and correct copy of the executed guaranty, dated as of the date hereof from the applicable Guarantor. As of the date of this Agreement, such Purchaser has also delivered to the Seller a true, correct and complete copy of any fee letter (the “Fee Letters”) with the fee amounts, economic, financial, dollar and ratio terms, the economic terms and the “market flex” provisions requested to be redacted by the Debt Financing Sources party thereto redacted in a customary manner, none of which redactions covers terms that would (a) reduce the amount of the Debt Financing or (b) impose any new condition or otherwise adversely amend, modify or expand any conditions precedent to the Debt Financing. The applicable Commitment Letter, in the form so delivered, is the legal, valid and binding obligation (subject to the Bankruptcy and Equity Exception) of such Purchaser and, to the knowledge of such Purchaser, of the applicable Financing Sources. As of the date of this Agreement, no Commitment Letter has been amended or modified, and the commitments contained in each Commitment Letter have not been withdrawn or rescinded in any respect. As of the date of this Agreement, each Commitment Letter is in full force and effect. Except as set forth in the unredacted portions of the Fee Letters, there are no side letters, understandings or other agreements or arrangements which adversely and materially impact the conditionality, availability or aggregate amount of the Debt Financing. There are no conditions precedent or other contingencies to the funding of the Debt Financing or Equity Financing other than as expressly set forth in the Commitment Letters or the unredacted portions of the Fee Letters. As of the date of this Agreement, such Purchaser is not in breach of any of the terms or conditions set forth in any Commitment Letter and, to the knowledge of such Purchaser, no event has occurred which, with or without notice or lapse of time or both, would reasonably be expected to constitute a default or breach on the part of such Purchaser under any term or condition of any Commitment Letter or otherwise be reasonably likely to result in any portion of the Debt Financing or the Equity Financing, as applicable, contemplated by such Commitment Letter to be unavailable. As of the date of this Agreement, Purchaser and its Controlled Affiliates have fully paid any and all commitment fees or other fees required by the terms of each Commitment Letter to be paid on or before the date hereof, and will pay, after the date hereof, all such commitment fees and other fees as they become due. The proceeds from (A) the Debt Financing described in the Debt Commitment Letter (after giving effect to any “flex” provisions in the fee letter), together with (B) the Equity Financing pursuant to the Equity Commitment Letter, (C) any cash on hand of the applicable Purchaser, and (D) any cash on hand of the applicable Acquired Company(ies), are sufficient to pay all amounts to be paid or repaid by such Purchaser under this Agreement and all related transaction expenses. Such Purchaser affirms that it is not a condition to the Closing or to any of its obligations under this Agreement that such Purchaser obtain financing for, or related to, any of the transactions contemplated by this Agreement.

5.7              Solvency. As of the Closing, after giving effect to any indebtedness being incurred on such date in connection herewith, and assuming (i) satisfaction of the conditions set forth in Section 10.1(a), (ii) the accuracy of the representations and warranties set forth in Article IV in all material respects, and (iii) the compliance and performance by the Seller, Selling Subsidiaries and Acquired Companies of their respective obligations under this Agreement, immediately after giving effect to the transactions contemplated by this Agreement the applicable Purchaser and the applicable Acquired Companies will, on a consolidated basis, be able to pay their respective debts as they become due. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of such Purchaser, its Controlled Affiliates or the Acquired Companies.

5.8              Brokers. Such Purchaser and its Affiliates have not retained any broker or finder or incurred any liability or obligation for any brokerage fees, commissions or finders’ fees with respect to this Agreement or the Transactions.

5.9              Compliance with Customs and Trade Laws and Sanctions.

(a)               Such Purchaser and each of its Subsidiaries are, and since January 1, 2020 through the date of this Agreement have been, in compliance in all material respects, with all materially applicable Customs and Trade Laws and Sanctions, except for such instances of non-compliance which would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect with respect to such Purchaser.

(b)               Neither such Purchaser nor any of its Subsidiaries, shareholders or ultimate beneficial owners is a Sanctioned Person.

(c)               None of (i) the purchase and sale of the Acquired Companies, (ii) the execution, delivery and performance of the Transaction Agreements or (iii) the consummation of the Transactions, or the fulfillment of the terms hereof or thereof, will result in a violation of any applicable Customs and Trade Laws or Sanctions.

5.10          Pending Transactions. Neither such Purchaser nor any of its Controlled Affiliates is a party to any pending or contemplated transaction to acquire (by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in, or by any other similar transaction) any Person (or business division or unit thereof), where the entering into of a definitive agreement relating to or the consummation of such transaction would reasonably be expected to (a) impose any delay in the obtaining of, or materially increase the risk of not obtaining, any Consents, Orders or Governmental Approvals necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (b) increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the Transactions or (c) otherwise delay the consummation of the Transactions.

5.11          Investigation. Such Purchaser is an informed and sophisticated purchaser and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its purchase of the Acquired Companies. Such Purchaser acknowledges and agrees that (a) it has completed such inquiries and independent investigations into the Business and the Acquired Companies as it has deemed necessary and sufficient to make an independent and informed decision with respect to the execution, delivery and performance of this Agreement and the consummation of the Transactions and (b) has been furnished with or afforded access to and the opportunity to review the books, records, facilities and personnel of Seller and the Acquired Companies for purposes of conducting a due diligence investigation of the Business and the Acquired Companies. Such Purchaser has conducted to its satisfaction an independent due diligence investigation of the Business and the Acquired Companies. Such Purchaser expressly acknowledges and agrees that none of Seller, its Affiliates nor any other Person has made, makes or is authorized to make any representations or warranties to Purchaser, express or implied, other than those representations and warranties of Seller expressly set forth in Article IV, and that none of Seller, its Affiliates nor any other Person shall be subject to any liability or any claim by such Purchaser pursuant to this Agreement in respect of such other representations or warranties not represented and warranted to in this Agreement or otherwise omitted, other than in the case of Fraud. In making its determination to proceed with the Transactions and acquire the Equity Interests, such Purchaser expressly acknowledges and agrees that it has relied exclusively on its own independent investigation and the representations and warranties of Seller set forth in Article IV, and that, other than the representations and warranties of Seller set forth in Article IV, it is not relying on and expressly disclaims reliance on any other statement, omission, representation or warranty made by Seller, its Affiliates or any other Person, including those relating to Seller, the Acquired Companies, the Business or the Transactions, or any of their financial condition, business, operations, results of operations, properties, assets, liabilities or prospects, or any estimate, projection, prediction, data, financial information, teaser, confidential information presentation or any other materials or information provided or addressed to such Purchaser, its Affiliates or its and their Representatives or any other Person, including with respect to the accuracy or completeness of any such information.

5.12           Disclaimer Regarding Projections. In connection with such Purchaser’s due diligence investigation of the Business and the Acquired Companies, such Purchaser has received from Seller and its Affiliates and its and its Affiliates’ Representatives and other representatives certain projections and other forecasts, including projected financial statements, cash flow items, certain business plan information and other data and information, whether written or oral, related to the Business, Seller and the Acquired Companies. Such Purchaser expressly acknowledges and agrees that (a) there are uncertainties inherent in attempting to make such projections, forecasts and plans, (b) such Purchaser is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, forecasts and plans so furnished to it, (c) such Purchaser is not relying upon such projections and other forecasts, and (d) such Purchaser shall have no claim against anyone (and Seller and its Affiliates shall have no liability) pursuant to this Agreement with respect to any inaccuracy, misstatement or omission with respect to any such forecasts, predictions, projection, estimates or other materials, documents or information relating to the Business, Seller, the Acquired Companies or the Transactions, whether written or oral, made available to such Purchaser, its Affiliates or its and their Representatives or any other Person in any data room, confidential information presentation or any other materials or information provided or addressed to such Purchaser, its Affiliates or its and their Representatives or any other Person by Seller, its Affiliates or its and their Representatives or other representatives.

5.13           No Other Representations. Except as expressly provided in this Article V, Purchaser does not make any other express or implied representations or warranties to Seller, and, in entering into this Agreement, Seller expressly acknowledges and agrees that it is not relying on any omission, statement, representation or warranty, other than those representations and warranties set forth in this Article V.

5.14           Applicability of Representations. For the avoidance of doubt, the Amber Purchaser is making the representations and warranties set forth in this Article V solely as they relate to the Amber Purchaser, and McKissock is making the representations and warranties set forth in this Article V solely as they relate to McKissock. The Amber Purchaser shall have no, and disclaims all, responsibility or liability for any representations or warranties given by McKissock, and McKissock shall have no, and disclaims all, responsibility or liability for any representations or warranties given by the Amber Purchaser. Accordingly, each of the representations and warranties set forth in this Article V will only be enforceable (i) by Seller against Amber Purchaser if such representation and warranty relates to the Amber Purchaser, or in the context of, the ACAMS Companies and ACAMS Business, and (ii) by Seller against McKissock if such representation and warranty relates to McKissock, or in the context of, the Becker Companies, OCL, Becker Business and OCL Business.

Article VI

COVENANTS OF THE PARTIES

The Seller and each Purchaser hereby agree to the following covenants, in each case, with respect to each Acquired Company and each Business, individually, and each such covenant shall be given independent significance to Amber Purchaser (with respect to the ACAMS Companies and ACAMS Business) and McKissock (with respect to the Becker Companies, Becker Business, OCL and OCL Business). For the avoidance of doubt, despite the general use of “Acquired Companies” and “Business,” each of the following covenants, as applicable, are hereby independently made by Seller to Amber Purchaser with respect to the ACAMS Business, and to McKissock with respect to the Becker and OCL Businesses, taken together, except with respect to Sections 6.2(b) and (c), 6.3, 6.8(b) through (d), 6.9(a), and 6.11(a). Furthermore, on one hand, to the extent the following covenants are made by Seller with respect to the ACAMS Companies or ACAMS Business, then Seller is only making such covenants to Amber Purchaser (and is not making such covenants to McKissock), and on the other hand, to the extent the following covenants are made by Seller with respect to the Becker Companies or OCL or the Becker Business or the OCL Business, then the Seller is only making such covenants to McKissock (and is not making such covenants to Amber Purchaser).

6.1              Conduct of the Business Prior to Closing.

(a)               Except (i) as contemplated in this Agreement, including the Reorganization, or the other Transaction Agreements, (ii) as required by any Legal Requirement or Contract, (iii) for matters set forth on Schedule 6.1(a) of the Seller Disclosure Schedule, (iv) reasonably in response to or related to any (A) COVID-19 Measure or (B) change in any Legal Requirement or policy relating to or resulting from any COVID-19 Measure or (v) with the written consent of the applicable Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to the terms and conditions hereof (including as set forth in Section 3.1(b) hereof), Seller shall, and shall cause its Controlled Affiliates (including the Selling Subsidiaries), in each case exclusively with respect to each Acquired Company and each Business, (1) to use reasonable efforts to operate each Business in the ordinary course of business consistent with past practice in all material respects, and (2) not to do any of the following:

(i)               make any change in the authorized capital stock or other equity interests, or amend or modify the Fundamental Documents of any Acquired Company (except with respect to any ministerial or other immaterial amendments or modifications that are not adverse to a Purchaser or would create or modify any obligations or liabilities of Purchaser following the Closing);

(ii)              issue or sell any shares of capital stock or other equity interests or securities convertible into or exchangeable for shares of capital stock or other equity interests of any Acquired Company, or purchase or otherwise acquire for consideration any outstanding shares of capital stock or other equity interests of any Acquired Company, or split, reverse split, combine, subdivide or reclassify the outstanding capital stock or other equity interests of any Acquired Company or effect any recapitalization;

(iii)             except for (x) intercompany borrowings that will be repaid or settled in full or terminated or canceled at or before the Closing, (y) ordinary course borrowings under the Credit Facilities that will be included in the calculation of Indebtedness, and (z) obligations under leases which have become Indebtedness as a result of a change in GAAP or the application thereof so long as such obligations will be paid in full as of Closing, (A) incur Indebtedness or any obligations under capital leases, (B) enter into any Contract involving financing or borrowing of money or (C) assume, guarantee or endorse the obligations of any Person (other than under the Seller Debt Facilities) if, in each case, such obligations would be obligations of the Acquired Companies in excess of $3,000,000 following the Closing or such obligations are secured by any assets of any Acquired Companies;

(iv)             permit any of the material assets of the Business to become subjected to any Encumbrance other than (A) those Encumbrances which will be removed at or prior to Closing, (B) Permitted Encumbrances, or (C) in connection with the Seller Debt Facilities;

(v)              with respect to any Acquired Company, fail to maintain its corporate existence or permit it to liquidate, wind-up or dissolve or merge or consolidate with any other Person or enter into any joint venture or similar venture with any other Person;

(vi)             purchase any securities or make any investment in any Person (other than another Acquired Company within the same Business), either by purchase of stock or securities, contributions to capital, material asset transfers or purchase of any material assets, or otherwise acquire direct or indirect control over any Person;

(vii)            except in the ordinary course of business, sell, transfer, lease, sublease or otherwise dispose of any properties or assets of the Business having an aggregate value in excess of $1,500,000;

(viii)           declare or set aside any dividends or distributions on any equity interest of any Acquired Company (in cash or in kind) to the extent such dividends or distributions are payable after the Closing;

(ix)              except in the ordinary course of business and with respect to which full insurance coverage is available, compromise, settle, or grant any release of any claim relating to, any litigation, regulatory action, or arbitration where the amount involved is in excess of $500,000 or involves a material restriction upon the operations of the Business;

(x)               make any material change to any accounting method or practice or system of internal accounting control of the Business, except as may be appropriate to conform to changes in Legal Requirements, regulatory accounting requirements or GAAP;

(xi)              make or incur any capital expenditures in excess of $500,000 in the aggregate, other than in accordance with the capital expenditure budget provided to Purchaser prior to the date hereof;

(xii)             sell, license, sublicense, covenant not to assert, assign, transfer, abandon, allow to lapse or expire, or otherwise dispose of or grant any rights with respect to any material Intellectual Property, except (A) non-exclusive and immaterial exclusive licenses (including covenants not to assert) granted in the ordinary course of business, and (B) Intellectual Property expiring at the end of it statutory term;

(xiii)            make any material change in cash management practices and policies, practices and procedures with respect to collection of accounts receivable (including acceleration of the payment, funding, right to payment, or collection of accounts receivable), establishment of reserves for uncollectible accounts, accrual of accounts receivable, prepayment or deferral of expenses, payment of trade accounts payable (including delay of the payment of accounts payable), accrual of other expenses, deferral of revenue and acceptance of customer deposits, or change or modification of any existing credit, collection, or payment policies, procedures or practices in each case, other than in the ordinary course of business consistent with past practice;

(xiv)            other than in the ordinary course of business, (A) enter into any Real Property Lease or any Contract that would have been required to be set forth on Schedule 4.8(a) of the Seller Disclosure Schedule hereto if it were in effect on the date hereof or (B) materially modify, amend, or terminate (other than allowing expiration according to its scheduled term, including by failing to renew) any Material Contract or Real Property Lease;

(xv)             make, change or revoke any material Tax election, adopt or change any material method of Tax accounting, consent to any waiver or extension of time to assess or collect any material Taxes, settle or compromise any material Tax liability, surrender any claim for a refund of material Taxes, enter into any closing agreement relating to any Tax, obtain or request any Tax ruling or file any amended material Tax Return or fail to pay any Taxes (including estimated Taxes) when due and payable, in each case, except in the ordinary course of business and except as would not reasonably expected to have materially adverse consequences to any Acquired Company after the Closing;

(xvi)            let any material Permits expire, lapse or otherwise not remain in full force and effect;

(xvii)           except as required by a Benefit Plan or Labor Agreement, (1) increase, decrease or accelerate the payment, funding or vesting of the compensation or benefits of any Business Employee, former employee of any of the Acquired Companies, or other individual service provider of any of the Acquired Companies (including severance benefits), except in the ordinary course of business consistent with past practice for Business Employees or other individual service providers with a gross annual compensation or aggregate fees, as applicable, of less than $150,000, (2) enter into, adopt, materially amend or terminate any Benefit Plan (or any arrangement that would be a Benefit Plan if in effect on the date hereof) other than any action that applies equally to Business Employees and similarly-situated employees of Seller and its Controlled Affiliates, (3) hire or engage any Person as a Business Employee or other individual service provider, other than the hiring of Business Employees or other individual service providers at the Acquired Companies with a gross annual compensation not in excess of $150,000 or terminate the employment or engagement, other than for cause, of any Business Employee or other individual service provider at the Acquired Companies with a gross annual base compensation in excess of $150,000, (4) (x) other than as expressly contemplated by Section 9.1(a), transfer the employment or engagement of any individual into the Acquired Companies, or (y) transfer the employment of any Business Employee out of the Acquired Companies, (5) reassign or modify the job duties of (x) any Business Employee such that he or she is no longer a Business Employee or (y) any other employee of Seller, its Controlled Affiliates or the Acquired Companies such that he or she will be a Business Employee or (6) enter into, negotiate, modify, extend, amend or terminate any Labor Agreement or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative in relation to any Business Employees;

(xviii)          implement or announce any Business Employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could implicate the WARN Act;

(xix)            furlough, or temporarily layoff any Business Employee or independent contractor of the Business with annual compensation in excess of $150,000;

(xx)             affirmatively waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor providing services to the Business or Acquired Companies;

(xxi)            following the Benchmark Time applicable to Cash, use any Cash of the Acquired Companies to pay any Indebtedness;

(xxii)           distribute or otherwise transfer any cash or property from ACAMS China to Seller or any Seller Affiliate except to the extent such distribution is in cash and is treated as a dividend made in accordance with applicable Legal Requirement and any applicable withholding Taxes arising in connection with such distribution are paid (any such distributed amount, the “Pre-Closing Distributed ACAMS China Cash”) and except for any payment by ACAMS China to Seller or any Seller Affiliate made in the ordinary course of business, including the payment of royalties and other payables by ACAMS China to Seller or any Seller Affiliate; or

(xxiii)          enter into any legally binding commitment with respect to any of the foregoing.

(b)              Notwithstanding anything to the contrary contained in this Agreement, nothing herein shall prevent Seller or its Affiliates from taking or failing to take any action reasonably consistent with actions taken by other similarly-situated participants in the industry in which the Business operates, in each case in good faith (including the establishment of any policy, procedure or protocol or any action taken or failed to be taken to protect the Business, the health and safety of the personnel or employees of Seller or other persons with whom the personnel or employees of the Seller comes into contact with in the ordinary course of business) in response to or related to any COVID-19 Measure or any change in any Legal Requirement or policy (including guidelines and directives of industry groups) relating to or resulting from any COVID-19 Measure, and none of the foregoing shall in any event be deemed to constitute a breach of Section 6.1(a); provided that the Seller shall, in good faith, consult with and consider the recommendations of the applicable Purchaser prior to taking or failing to take such action (unless doing so is impracticable due to emergency or urgent circumstances, in which case Seller shall promptly provide notice to and consult in good faith with such Purchaser as soon as is reasonably practicable).

(c)              Notwithstanding anything to the contrary contained in this Agreement, prior to the Benchmark Time applicable to Cash, the bank accounts of the Acquired Companies shall continue to be subject to Seller’s and its Controlled Affiliates’ daily cash sweep in their sole discretion, and the Acquired Companies may pay cash dividends, make cash distributions and take any and all actions that may be necessary (as determined by Seller in its sole discretion) to capitalize accumulated profits and profit reserves.

(d)              Notwithstanding anything to the contrary contained in this Agreement, Seller and any of its Affiliates (including any Acquired Company) shall not enter into any intercompany loan with ACAMS China prior to the Closing and to the extent such intercompany loan exists, Seller shall, and shall cause any applicable Affiliate (including any Selling Subsidiary) to, terminate all intercompany loans pursuant to Section 6.6.

(e)              Nothing contained in this Agreement is intended to or shall give either Purchaser, directly or indirectly, the right to control or direct the operations of the Business or any of the Acquired Companies prior to the Closing. Prior to the Closing, Seller shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over the operations of the Business and the Acquired Companies.

6.2              Pre-Closing Access to Information.

(a)               Until the earlier of (i) the Closing and (ii) the termination of this Agreement pursuant to its terms, Seller shall, and shall cause the Acquired Companies to, permit each Purchaser to have reasonable access, upon reasonable prior notice, during normal business hours in a manner so as not to interfere with the normal business operations of Seller and its Controlled Affiliates and in accordance with the procedures established by Seller, to the premises, properties, members of the leadership team of the Business (including any personnel that report directly to the leadership team with permission of the leadership team), employees that have received long term incentive awards and/or retention agreements, books, records (including Tax records), contracts and documents of, or solely to the extent pertaining to, the Acquired Companies or relating to the Business and solely for the purpose of facilitating the consummation of the Transactions or to prepare for the separation of the Businesses from Seller and one another, including in anticipation of the transactions contemplated by the Transition Services Agreement pursuant to Section 6.5(b) hereto; provided, however, that the foregoing shall not (i) require Seller or its Affiliates (including the Acquired Companies) to provide access or to disclose information where such access or disclosure would, upon the advice of counsel, contravene any Legal Requirement (including those relating to data protection or privacy) or the terms of any Contract, or would result in the waiver of any legal privilege or work-product protection; provided that Seller will cooperate with Purchaser in seeking and using reasonable best efforts to secure any consent or waiver or other arrangement to allow disclosure of such information in a manner that would not result in such contravention or waiver, (ii) include any invasive investigations, sampling or testing whatsoever for or regarding any environmental matters, (iii) require Seller or any of its Affiliates to provide Purchaser, its Affiliates, its and their Representatives or other representatives with (A) any Tax Return filed by Seller or any of its Affiliates (other than the Acquired Companies) or predecessors, or any related material or (B) information relating to businesses of Seller or any of its Affiliates other than the Business, or (iv) require Seller to provide (A) information with respect to bids, the identity of any bidder, confidentiality or non-disclosure agreements, letters of intent, expressions of interest or other proposals received in connection with transactions comparable to the Transactions or any information or analysis relating to any such communications or (B) except as required by Section 6.10 hereof, financial or operating data or other information that has not previously been prepared by Seller or its Affiliates (including the Acquired Companies), or that is not otherwise prepared in the ordinary course of operating the Business. Any information disclosed will be subject to the provisions of the applicable Confidentiality Agreement.

(b)               Each Purchaser and its Controlled Affiliates and its and their respective representatives shall not communicate with any of the officers, directors, employees (other than such Persons in accordance with Section 6.2(a)) or customers of, or suppliers to, the Business or the Acquired Companies without the prior written consent of Seller.

(c)               If so requested by Seller, each Purchaser will enter into a customary joint defense agreement or common interest agreement with Seller or any of its Controlled Affiliates with respect to any information provided to such Purchaser, or to which such Purchaser gains access, pursuant to this Section 6.2.

6.3              Cooperation. Subject to the provisions of Section 6.4 and Section 6.9, prior to the Closing, Seller shall, and shall cause its Controlled Affiliates to, and each Purchaser shall, and shall cause its Controlled Affiliates to, use reasonable best efforts to cause all Closing Conditions to be met as promptly as practicable and, in any event, on or before the Outside Date. Without limiting the foregoing, and subject to the provisions of Section 6.4 and Section 6.9, each of the parties shall use its commercially reasonable efforts to take or cause to be taken all actions, to file or cause to be filed all documents, to give or cause to be given all notices to Governmental Authorities or other Persons, to obtain or cause to be obtained all authorizations, consents, waivers, approvals, permits, or orders from Governmental Authorities or other Persons and to do or cause to be done all other things necessary, proper or advisable, in order to consummate and make effective the contemplated transactions.

6.4              Certain Consents.

(a)               Prior to the Closing, with respect to any Real Property Lease or Material Contract listed on Schedule 6.4 of the Seller Disclosure Schedule (collectively, the “Key Contracts”), each party agrees to cooperate and use commercially reasonable efforts to obtain Consents of each counterparty to each such Key Contract that are required in connection with the Transactions (collectively, the “Contract Consents”); provided that all costs and expenses incurred by Seller or its Affiliates in connection with obtaining such Contract Consents (“Contract Consent Costs”) shall be borne 50% by the Purchasers, on the one hand, and 50% by the Seller, on the other hand. In furtherance of the foregoing, (A) for each Contract Consent, Seller or one of its Controlled Affiliates shall send a notice, in a form to be mutually agreed upon by Seller and the applicable Purchaser, to each counterparty to each such Key Contract prior to the Closing, and (B) with respect to any such Key Contract that is a Shared Contract (a “Material Shared Contract”), Seller and the applicable Purchaser shall cooperate with each other and use their commercially reasonable efforts prior to the Closing (1) to divide, modify or replicate (in whole or in part) the respective rights, obligations and liabilities relating to the Business under and in respect of such Material Shared Contract, or (2) to the extent the action contemplated in the foregoing clause (1) is not possible, novate the respective rights, obligations and liabilities relating to the applicable Business under and in respect of such Material Shared Contract, such that, effective as of the Closing, (x) the applicable Purchaser or its designated Controlled Affiliate is the beneficiary of the post-Closing rights, and is responsible for the post-Closing obligations and liabilities, related to that portion of such Material Shared Contract related solely to the operation or conduct of the applicable Business (the “Business Portion”) (so that, subsequent to the Closing, the Seller Group shall have no post-Closing rights or post-Closing obligations and liabilities with respect to the Business Portion of such Material Shared Contract) and (y) the Seller Group is the beneficiary of the rights and is responsible for the obligations and liabilities related to such Material Shared Contract other than the Business Portion (the “Non-Business Portion”) (so that, subsequent to the Closing, the applicable Purchaser and its Controlled Affiliates shall have no rights, obligations or liabilities with respect to the Non-Business Portion of such Material Shared Contract).

(b)               If the Closing occurs before all Material Shared Contracts are assigned or otherwise divided, modified, replicated or novated pursuant to Section 6.4(a), Seller and the applicable Purchaser shall use commercially reasonable efforts and cooperate with each other in any mutually agreeable and lawful arrangement under which Seller or one of its Controlled Affiliates will provide the applicable Purchaser or its designated Controlled Affiliate the economic claims, rights and benefits of the Business Portion of such Material Shared Contract until the earlier of (A) the expiration of the then-current term of such Contract, (B) twelve (12) months following the Closing Date and (C) the termination of or amendment to such Material Shared Contract upon mutual agreement by Seller and the applicable Purchaser; provided that any early termination fees or similar out-of-pocket fees reasonably paid by Seller or any of its Controlled Affiliates in furtherance of the termination or amendment of such Material Shared Contract pursuant to this clause (C) (“Contract Breakage Costs”) shall be borne 50% by the Seller and 50% by the applicable Purchaser. Such arrangement may include subcontracting, sublicensing or subleasing to the applicable Purchaser or its designated Controlled Affiliate of any and all rights of Seller or its applicable Controlled Affiliate under the Business Portion of such Material Shared Contract to the extent not prohibited under such Material Shared Contract.

(c)               Notwithstanding anything to the contrary contained in this Agreement, neither Seller nor any of its Affiliates shall (i) be required to commence or participate in any Proceeding, incur liabilities or offer or grant any accommodation (financial or otherwise) to any third party to obtain any Consent described in this Section 6.4 or (ii) have any obligation pursuant to this Section 6.4 with respect to any Key Vendor Contract that is governed by the Transition Services Agreement. No representation, warranty or covenant of Seller contained in this Agreement or the other Transaction Agreements shall be breached or deemed breached, and no condition shall be deemed not satisfied, based on (A) the failure to obtain any Consent described in this Section 6.4 or (B) any Proceeding commenced or threatened by or on behalf of any Person arising out of, relating to or resulting from (1) the failure to obtain any Consent described in this Section 6.4 or (2) any arrangement between Seller and Purchaser entered into pursuant to Section 6.4(b).

(d)               From and after the Closing, (i) the applicable Purchaser shall indemnify and hold harmless the Seller Group against all Losses arising from or relating to the Business Portion of any Shared Contract, (ii) Seller shall indemnify and hold harmless the applicable Purchaser and the Acquired Companies against all Losses arising from or relating to the Non-Business Portion of any Shared Contract, (iii) the applicable Purchaser and the applicable Acquired Companies shall not extend the term or otherwise amend the terms of any Shared Contract in a manner that would adversely affect any member of the Seller Group without Seller’s prior written consent and (iv) Seller and the other members of the Seller Group shall not extend the term or otherwise amend the terms of any Shared Contract in a manner that would adversely affect the applicable Purchaser or the Acquired Companies in any material respect without such Purchaser’s prior written consent.

(e)               Amber Purchaser and McKissock acknowledge and agree that the terms and conditions of this Section 6.4 shall apply, mutatis mutandis to any Shared Contracts between the ACAMS Acquired Companies and ACAMS Business, on the one hand, and the Becker Acquired Companies, Becker Business, OCL Business and OCL Acquired Companies, on the other hand, except that each Purchaser shall bear its own costs and expenses in connection with obtaining any consents or any Contract Breakage Costs. No representation, warranty or covenant of a Purchaser contained in this Agreement or the other Transaction Agreements shall be breached or deemed breached, and no condition shall be deemed not satisfied, based on (A) the failure to obtain any Consent described in this Section 6.4(e) or (B) any Proceeding commenced or threatened by or on behalf of any Person arising out of, relating to or resulting from (1) the failure to obtain any Consent described in this Section 6.4, or (2) arrangement between Amber Purchaser and McKissock entered into pursuant to Section 6.4(e).

6.5              Reorganization.

(a)               Prior to the Closing, Seller shall, and shall cause its Controlled Affiliates to, use commercially reasonable efforts to perform the actions and activities set forth on Exhibit D (the “Seller Reorganization Actions”, and the taking of the Seller Reorganization Actions by Seller and its Controlled Affiliates, the “Reorganization”). Seller shall, and shall cause its Controlled Affiliates to, use commercially reasonable efforts to complete the Seller Reorganization Actions within the timeframes set forth on Exhibit D (it being understood, however, that the completion of the Seller Reorganization Actions as a whole, or of one or more individual Seller Reorganization Actions, shall not be a condition to Purchasers’ obligation to consummate the Transactions). Seller and the Purchasers agree to cooperate in good faith to discuss and make any necessary changes to Target Net Working Capital and the Functional Balance Sheet to reflect the effect of any Contract assignments pursuant to the Seller Reorganization Actions, using a methodology reflecting the average of the last twelve month balances as of November 30, 2021, consistent with the methodology used to determine Target Net Working Capital as currently determined.

(b)               Prior to the Closing, Seller shall, and shall cause its Controlled Affiliates to, use commercially reasonable efforts to (i) reasonably cooperate with Purchasers’ transition and integration planning activities, (ii) reasonably cooperate with Purchasers in Purchasers’ efforts to create transition plans for the separation of HR, IT, financial/accounting, compliance and other functions as reasonably requested, and (iii) to make reasonably available the key personnel of the Business as reasonably requested by Purchasers in connection therewith, upon reasonable prior notice, during normal business hours and in a manner so as not to interfere with the normal business operations of Seller and its Controlled Affiliates. The Parties shall form a committee of the key personnel of the Business and representatives of Seller and Purchaser to oversee the implementation and integration planning activities, including those activities set forth in this Section 6.5(b), which committee shall meet only during normal business hours and in a manner so as not to interfere with the normal business operations of Seller and its Controlled Affiliates and only as reasonably requested by Purchasers or Seller. For the avoidance of doubt, neither Seller nor any of its Affiliates or any of its personnel serving on any such committee shall be responsible or liable for any failure on the part of Purchasers to successfully implement any of their transition and integration plans or to complete any of the actions contemplated in this Section 6.5(b).

(c)               Prior to the Closing, the parties shall discuss in good faith any potential reductions to the services provided under the Transition Services Agreement and costs therefore to account for the activities performed by the Transferred Employees and the activities performed by Direct Employees that are not Transferred Employees.

6.6              Termination of Intercompany Agreements.

(a)              Except (i) for this Agreement and the other Transaction Agreements (and each other agreement or instrument expressly contemplated by this Agreement or any other Transaction Agreement to be entered into by any member of the Seller Group, on the one hand, and any Acquired Company, on the other hand), (ii) any Contracts or understandings to which any third party is a party (including the Shared Contracts) and (iii) the Contracts or understandings listed in Schedule 6.6(a) of the Seller Disclosure Schedule, any intercompany contracts, arrangements, financing agreements, intercompany loans, transactions, accounts, commitments and claims (A) between or among any of the Acquired Companies, on the one hand, and the Seller or any of its Controlled Affiliates (other than an Acquired Company), on the other hand or (B) between or among any Acquired Company or Acquired Companies to be acquired by Amber Purchaser, on the one hand, and any Acquired Company or Acquired Companies to be acquired by McKissock, on the other hand (the “Intercompany Agreements”), shall be terminated (or deemed terminated without any further action on the part of any party thereto) effective no later than as of the Closing without any party having any continuing obligations or liability to the other party under the Intercompany Agreements. All amounts due and payable pursuant to an Intercompany Agreement, shall, in each case, have been settled to the extent possible prior to the Closing.

(b)               Each Purchaser acknowledges and agrees that (i) the applicable Business as presently conducted receives or benefits from general corporate functions furnished by Seller and its Controlled Affiliates, including finance, accounting, tax, human resources, legal, information technology, facilities, procurement and other ancillary or corporate shared services provided by Seller and its Controlled Affiliates (other than the Acquired Companies) or other corporate centralized functional organizations within or controlled by Seller and its Controlled Affiliates (other than the Acquired Companies) and (ii) effective as of the Closing, the sole obligations of Seller and its Controlled Affiliates with respect to the provision of any general corporate functions to the Business shall be as set forth in the Transaction Agreements.

6.7              Seller Debt Facilities Releases. Seller shall deliver customary documentation evidencing the release of the Acquired Companies from the Seller Debt Facilities (the “Seller Debt Facilities Releases”) to each Purchaser, as applicable, in accordance with Section 3.2(e). The Seller Debt Facilities Releases shall provide that all Encumbrances and all guarantees in connection with the Seller Debt Facilities relating to the assets and property of the Acquired Companies shall be released and terminated upon the consummation of the Transactions (and an undertaking by the applicable agent thereunder to execute and file or permit the Seller or its designees to file, Uniform Commercial Code termination statements and such other documents or endorsements reasonably necessary to release and terminate such Encumbrances and guarantees). Seller shall bear all costs and expenses incurred by Seller or any of its Affiliates in connection with the Seller Debt Facilities Releases (including any penalty, payment or prepayment of principal or interest (including prepayment penalties) to the extent due and payable in accordance with the terms of the applicable Seller Debt Facility and in connection with any such Seller Debt Facilities Release).

6.8              Exclusivity; Confidentiality.

(a)               The Seller agrees that until the earlier of (i) the termination of this Agreement under the terms hereof and (ii) the Closing, the Seller shall not, and shall cause each Acquired Company, Affiliate or any of their respective officers, directors, agents and Representatives not to: (x) enter into any written or oral agreement or understanding with any Person (other than Purchasers) regarding the sale (whether by sale of equity interests, merger, consolidation, sale of assets or other disposition) of all or any part of any Acquired Company or any material portion of their consolidated assets or issued or unissued capital stock or other equity interests (“Another Transaction”); (y) enter into or continue any negotiations or discussion with any Person (other than Purchasers) regarding the possibility of Another Transaction; or (z) except as otherwise required by Legal Requirement, order of a Governmental Authority or similar compulsion, provide any nonpublic financial or other confidential or proprietary information regarding any Acquired Company (including this Agreement, any materials containing Purchasers’ proposal and any other financial information, projections or proposals regarding any Acquired Company) to any Person (other than Purchasers and their respective representatives) whom Seller or its Affiliates knows, or has substantial reason to believe, would have any interest in participating in Another Transaction. Upon the execution and delivery of this Agreement, the Seller shall, and shall direct each Acquired Company and its and their Affiliates and their respective officers, directors, agents and Representatives to, cease all existing discussions or negotiations with any Person (other than the Purchasers and their Affiliates and representatives), including but not limited to the provision of any information relating to the Seller, the Business or the Acquired Companies, conducted on or before the date hereof with respect to, or that could lead to, Another Transaction. Notwithstanding anything to the contrary in the foregoing, nothing shall restrict the Seller with respect to any transaction or sale (whether by sale of equity interests, merger, consolidation, sale of assets or other disposition) involving (i) any businesses of Seller other than the Business or Subsidiaries of Seller other than the Acquired Companies or (ii) Seller as a whole (including the Acquired Companies), provided, that the acquirer or potential acquirer in any such transaction or sale reaffirms the obligations of Seller and such acquirer under this Agreement and confirms that neither Seller nor such acquirer intends to terminate this Agreement.

(b)               The terms of the Confidentiality Agreements are incorporated into this Agreement by reference and shall continue in full force and effect (and all obligations thereunder shall be binding upon each respective Purchaser and its Representatives (as defined in the Confidentiality Agreement) as if parties thereto) until the Closing, at which time the obligations under the Confidentiality Agreement shall terminate; provided, however, that each respective Purchaser’s confidentiality obligations shall terminate only in respect of that portion of the Confidential Material (as defined in the applicable Confidentiality Agreement) primarily relating to the Acquired Companies and the Business related to that Purchaser and, all other Confidential Material (as defined in the Confidentiality Agreement), including Confidential Material related to the Business(es) sold to the other Purchaser and the Seller, shall remain subject to the terms of the applicable Confidentiality Agreement. If for any reason the Closing does not occur, the Confidentiality Agreements shall continue in full force and effect in accordance with their terms.

(c)               Without limiting the provisions of Section 6.8(d) below, for a period of three (3) years following the Closing, each party hereto receiving Confidential Information (the “Receiving Party”) agrees that it shall keep confidential, and shall cause its Representatives to keep confidential, all Confidential Information received from another party hereto (the “Disclosing Party”) and shall use no less than the same degree of care that the Receiving Party uses to protect its own confidential information to protect any Confidential Information in its possession against prohibited disclosure to third parties. If the Receiving Party or any of its Representatives or Affiliates is requested or required by legal process (such as by oral question or request for information or documents in any legal Proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such Person will notify the Disclosing Party, as applicable, reasonably promptly of the request or requirement so that the Disclosing Party, as applicable, may seek an appropriate protective order or waive compliance with the provisions hereof. If, in the absence of a protective order or the receipt of a waiver hereunder, such party is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal, such party may disclose such Confidential Information to the tribunal; provided, however, that the Receiving Party shall use its commercially reasonable efforts to obtain, at the request and sole expense of the Disclosing Party, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Disclosing Party shall designate. For the avoidance of doubt, notwithstanding anything to the contrary herein, after the Closing Date, no Purchaser (or any of its Affiliates) shall be prohibited from using or disclosing any Confidential Information solely to the extent relating to the Business acquired by such Purchaser or Acquired Companies acquired by such Purchaser pursuant to this Agreement.

(d)               In addition to (and without limiting) the provisions of Section 6.8(c), for a period of three (3) years following the Closing, except as permitted under the last two sentences of this paragraph (d), the Seller agrees that it shall keep confidential, and shall cause its Representatives and Controlled Affiliates to keep confidential, all of the Other Confidential Information and shall use no less than the same degree of care that Seller and its Representatives and Affiliates use to protect Seller’s own confidential information to protect any Other Confidential Information in its or their possession against prohibited disclosure to third parties. Seller acknowledges that each Purchaser and its Affiliates may be irreparably damaged if the Other Confidential Information possessed or hereafter acquired by the Seller or its Representatives or Affiliates were improperly disclosed to or improperly utilized on behalf of others. If the Seller or any of its Representatives or Affiliates is requested or required by legal process (such as by oral question or request for information or documents in any legal Proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Other Confidential Information, such Person will notify the applicable Purchaser reasonably promptly of the request or requirement so that such Purchaser may seek an appropriate protective order or waive compliance with the provisions hereof. If, in the absence of a protective order or the receipt of a waiver hereunder, such Person is, on the advice of counsel, compelled to disclose any Other Confidential Information to any tribunal, such Person may disclose such Other Confidential Information to the tribunal; provided, however, that the Seller shall use its commercially reasonable efforts to obtain, at the request and sole expense of the applicable Purchaser, an order or other assurance that confidential treatment will be accorded to such portion of the Other Confidential Information required to be disclosed as the applicable Purchaser shall designate.

6.9              Reasonable Best Efforts; Cooperation; Regulatory Filings.

(a)               Seller and each Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate in doing, all things necessary, proper or advisable under applicable Antitrust Laws to consummate and make effective the Transactions, which actions include (i) using reasonable best efforts to obtain as promptly as practicable each Consent, Permit and Order of any Governmental Authority that may be, or become, necessary for the consummation of the Transactions (collectively, “Governmental Approvals”), (ii) cooperating in determining which filings are required or advisable to obtain the Governmental Approval of, or any exemption by, any Governmental Authority, (iii) furnishing all information and documents required by or advisable under applicable Legal Requirement in connection with Governmental Approvals of, or filings with, any Governmental Authority, (iv) filing, or causing to be filed, as promptly as practicable following the execution and delivery of this Agreement, applicable notifications with the necessary Governmental Authorities, (v) using reasonable best efforts to obtain as promptly as practicable the expiration or termination of any waiting period under the HSR Act and any other applicable Antitrust Laws and (vi) defending any actions, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any Order entered by any court or other Governmental Authority vacated or reversed. In furtherance and not in limitation of the foregoing, each party agrees that it will use its reasonable best efforts to file or cause to be made (A) as promptly as practicable, but in any event no later than ten (10) Business Days following the date of this Agreement, any required notification and report forms under the HSR Act with the United States Federal Trade Commission (the “FTC”) and/or the United States Department of Justice (the “DOJ”) and (B) as promptly as practicable and advisable (with each party considering in good faith any views or input provided by the other party with respect to the timing thereof) any filing with or notification to any other competent Governmental Authorities set forth on Schedule 6.9(a) of the Seller Disclosure Schedule.

(b)               In connection with, and without limiting, the efforts referenced in Section 6.9(a), Seller and each Purchaser shall (i) furnish to the other, and Seller shall cause the Acquired Companies to furnish to the applicable Purchaser, such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act or any other applicable Antitrust Law, (ii) permit the other party to review (with reasonable time to comment on) any filing or submission prior to forwarding to the FTC, the DOJ and other Governmental Authorities (except where such material is confidential or competitively sensitive to a party in which case it will be provided, subject to applicable Legal Requirement, to the other party’s counsel on an “external counsel” basis), (iii) keep each other apprised of the status of any material communications with, and any material inquiries or requests for additional information from, any Governmental Authorities and comply as promptly as practicable with any such inquiry or request and (iv) not, and Seller shall cause the Acquired Companies not to, participate in any substantive meeting or discussion, either in person or by telephone or videoconference, with any Governmental Authority in connection with the Transactions, unless (A) it consults with the applicable other party in advance and (B) gives the applicable other party the opportunity to attend and participate; provided that a party shall not be required to give the other party the opportunity to attend and participate to the extent (1) prohibited by such Governmental Authority or (2) such Governmental Authority requests to communicate exclusively with one party, and provided that materials required to be provided to the other party pursuant to this Section 6.9(b) may be redacted (A) to remove references concerning the valuation of a Purchaser or the Acquired Companies, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege or confidentiality concerns. Whether or not the Transactions are consummated, each Purchaser shall be responsible for the payment of all filing fees to any Governmental Authority in connection with obtaining any approvals or making the notifications or filings required pursuant to this Section 6.9.

(c)               Seller and Amber Purchaser shall, and shall cause their Affiliates to, use their reasonable best efforts to obtain CFIUS Approval. Such reasonable best efforts shall include, without limitation, (i) as soon as is practicable after the date hereof, making any draft filing required in connection with the CFIUS Approval in accordance with the DPA; (ii) promptly making any final filing in connection with the CFIUS Approval and in accordance with the DPA after receipt of confirmation that CFIUS has no further comment to the draft filing; and (iii) providing any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the transactions contemplated by this Agreement within the timeframes set forth in the DPA. With respect to Amber Purchaser, such reasonable best efforts shall also include agreeing to any reasonable condition, restriction, or other action required by CFIUS in order to obtain CFIUS Approval. For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, CFIUS Approval shall not be a condition to Amber Purchaser’s obligation to consummate the Closing, and Amber Purchaser shall be required to consummate the Closing regardless of whether or not CFIUS Approval has been obtained and regardless of any other action Amber Purchaser is required to take by any Governmental Authority in connection with the CFIUS Approval.

(d)               Seller and each Purchaser, as applicable, will make an appropriate response to any additional requests for information as promptly as practicable, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Authority. Each Purchaser agrees to use its reasonable best efforts to, and to cause its Affiliates to, take any and all steps necessary or advisable to avoid or eliminate each and every impediment under the HSR Act or any other applicable Antitrust Law that may be asserted by any Governmental Authority so as to enable the parties to expeditiously consummate the Transactions, including proposing, negotiating, committing to and consenting to any divestiture, sale, disposition, hold separate order or other structural or conduct relief, or other operational undertakings (including in relation to public interest and national security matters), in order to obtain clearance as promptly as practicable from any Governmental Authority. Notwithstanding the foregoing, Purchaser shall not be obligated to take any action contemplated by this Section 6.9 unless such action is expressly conditioned on the consummation of the Transactions.

(e)               Except as specifically required by this Agreement, Seller and each Purchaser shall not, and shall cause their Controlled Affiliates not to, take any action, or refrain from taking any action if the effect of taking such action or refraining from taking such action would reasonably be expected to substantially delay or materially impede the ability of the parties to consummate the Transactions. Without limiting the generality of the foregoing, Seller and each Purchaser shall not, and shall cause their Affiliates not to, directly or indirectly, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business of any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation could reasonably be expected to (i) impose any substantial delay in the obtaining of, or materially increase the risk of not obtaining, any Governmental Approval of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Authority entering an Order prohibiting the Transactions, (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise or (iv) substantially delay or prevent the consummation of the Transactions.

(f)                Notwithstanding anything in this Section 6.9 to the contrary, nothing in this Section 6.9 shall (i) require, or be deemed to require, any party or any of its Affiliates to propose, negotiate, offer to commit, effect or agree to (A) any sale, divestiture, license or disposition of assets or businesses of any Acquired Company or (B) any behavioral remedy of any Acquired Company, in each case, that is not conditioned upon the consummation of the Transactions, (ii) apply to the transactions contemplated by Section 6.5, (iii) require a Purchaser to take any action, or omit to take any action, with respect to any of its Affiliates or any direct or indirect portfolio company of investment funds advised or managed by one or more Affiliates of Purchaser; or (iv) require a Purchaser or any of its Affiliates to obtain “prior approval” or other affirmative approval from a Governmental Authority to carry out any future transaction, or agree to make any notification to any Governmental Authority regarding any proposed transaction; provided that the exceptions to Section 6.9(d) contained in Sections 6.9(f)(iii) and (iv) shall not apply to (A) the Acquired Companies to be acquired by each Purchaser with respect to such Purchaser or (B) with respect to McKissock or any Subsidiaries of CG Parent Holdings, LLC.

(g)               Notwithstanding the foregoing or anything in this Agreement to the contrary, Purchaser shall have principal responsibility for determining the timing, sequence and strategy of seeking all clearances, consents or approvals under applicable Antitrust Laws and other Legal Requirements and from any Governmental Authority which are required in connection with the transactions contemplated by this Agreement.

6.10          Financial Statements. Prior to the Closing, Seller shall cause to be prepared and delivered to each Purchaser, (i) as soon as practicable after the date hereof, but in any event prior to Closing, (x) the audited balance sheets of the Business (on a combined basis) as of June 30, 2021 and June 30, 2020, (y) the related audited statements of operations and cash flows of the Business (on a combined basis) for the fiscal years ended June 30, 2021 and June 30, 2020 (such audited financial statements referred to in the foregoing clauses (x) and (y), collectively, the “Audited Financial Information”), and (z) the unaudited consolidated balance sheet of each Business and the related unaudited consolidated statements of operations (reflecting operating income pre-Corporate allocations) as of and for the six-month period ending December 31, 2021 and (ii) within forty-five (45) days after each fiscal quarter ending at least forty-five (45) days prior to the Closing and commencing after December 31, 2021, the unaudited consolidated balance sheet of each Business and the related unaudited consolidated statements of operations (reflecting operating income pre-Corporate allocations) as of and for such period prepared in accordance with GAAP (such financial information referred to in the foregoing clauses (z) and (ii), collectively (the “Supplemental Financial Information”). Seller shall bear all of the costs and expenses incurred in connection with preparing the Audited Financial Information and Supplemental Financial Information.

6.11          Insurance.

(a)               Each Purchaser acknowledges and agrees that (1) the coverage under all insurance policies or self-insurance policies or programs, including those relating to each Business and the Acquired Companies, arranged or maintained by or for the benefit of Seller or any of its Affiliates (collectively, the “Insurance Policies”) is solely for the benefit of Seller and its Affiliates, and not for the benefit of either Purchaser or any of their respective Affiliates (including, as of the Closing, the Acquired Companies), (2) coverage under the Insurance Policies shall not be available or transferred to either Purchaser, the Acquired Companies or the Business, (3) as of the Closing, the Business and the Acquired Companies shall cease to be insured by the Insurance Policies, and (4) it is each Purchaser’s sole responsibility to arrange for its own insurance policies or self-insurance programs with respect to the Business and the Acquired Companies covering all periods prior to and following the Closing. For the avoidance of doubt, from and after the Closing, Seller and its Affiliates shall have no obligation to Purchaser, the Acquired Companies or the Business with respect to or under any of the Insurance Policies (other than to the extent any amounts are payable or recoverable prior to the Closing in respect thereof).

(b)               Notwithstanding the foregoing, from and after the Closing, the Acquired Companies may make an insurance claim (to the extent that coverage exists when such claim is made) for any event or Losses caused by, arising from or relating to the operation of the Business that occurred prior to Closing (each, an “Insurance Claim”) under the appropriate occurrence-based Insurance Policies (“Occurrence Based Policies”) that covered the Acquired Companies at the time of such event or Loss. For the purpose of making such Insurance Claim, and upon the request of such member of the Acquired Companies, Seller will use reasonable best efforts to (a) cooperate with the Acquired Companies by providing information reasonably requested by the Acquired Companies regarding the coverage under the Occurrence Based Policies, (b) make the Insurance Claim on behalf of the Acquired Company if the Acquired Company is not entitled to make such Insurance Claim directly under such Occurrence Based Policies and (c) assist the Acquired Company in the collection of proceeds in respect of such Insurance Claim; provided, that Purchaser shall reimburse Seller for all reasonable and documented out-of-pocket costs incurred in connection with performing any of the actions set forth in the foregoing clauses (a) through (c). If Seller or any of its Affiliates receives insurance proceeds in respect of any such Insurance Claim, Seller will (or will cause its Affiliate to) promptly remit such proceeds to Purchaser or its designee(s). Solely to the extent such amounts have not been prepaid and included in the calculation of Net Working Capital, Purchaser shall be solely responsible for any deductibles, or self-insured retentions and any other costs and expenses with respect to any such Insurance Claim. For the avoidance of doubt, and notwithstanding anything to the contrary in this Agreement, Seller and its Affiliates shall retain all right, title and interest in the Occurrence Based Policies, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of the Occurrence Based Policies.

6.12           Registered Office Addresses. Each Purchaser shall, at such Purchaser’s sole cost and expense, take any and all actions to transfer the registered office address of any such Acquired Company that uses any facility address of Seller or any of its Affiliates (other than the Acquired Companies) as a registered office address as set forth on Schedule 6.12 of the Seller Disclosure Schedule to a different registered office address effective as of no later than ten (10) Business Days following the Closing.

6.13           Transfer and Protection of Information Pursuant to Data Processing Addendum . In addition to any other rights and obligations set forth in this Agreement, the Data Processing Addendum shall apply with respect to the transfer and protection of any information in connection with this Agreement.

6.14           Financing.

(a)               Purchasers shall not replace nor permit any amendment or modification to be made to, or any waiver of any provision or remedy under, any Commitment Letter if such replacement, amendment, modification or waiver (x) reduces the aggregate amount of the Debt Financing or Equity Financing, (y) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Debt Financing or Equity Financing in a manner that would reasonably be expected to have an adverse impact on the obtaining or funding of all or any portion of the Debt Financing (or satisfaction of the conditions to obtaining or funding the Debt Financing or Equity Financing) at the Closing or (z) would reasonably be expected to (A) materially delay or prevent the Closing Date or (B) materially delay, prevent or otherwise make less likely to occur the funding of the Debt Financing or Equity Financing (or satisfaction of the conditions to obtaining the Debt Financing or Equity Financing) and shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing and Equity Financing on the terms described in the Commitment Letters (provided that Purchasers may amend or replace the Debt Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who are not party to a Debt Commitment Letter as of the date hereof; provided further that the applicable Purchaser shall promptly provide to the Seller an executed copy of any amendment to any Debt Commitment Letter), including using reasonable best efforts to (1) maintain in effect the Commitment Letters and comply with such Purchaser’s obligations under the applicable Commitment Letters, (2) satisfy on a timely basis all conditions applicable to Purchaser to obtaining the Debt Financing and Equity Financing at the Closing as set forth therein, (3) enter into definitive agreements with respect thereto on the terms and conditions (including the market flex provisions) contemplated by the Commitment Letters and (4) consummate the Debt Financing and Equity Financing in accordance with the terms and conditions of the Commitment Letters at or prior to the Closing. Each Purchaser shall keep the Seller informed on a current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing (including promptly informing the Seller of material developments concerning the timing of the closing of the Debt Financing). Each Purchaser shall give the Seller prompt written notice (A) upon having knowledge of any material, violation, breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material, violation, breach or default) by any party to any of the Commitment Letters or any termination of any of the Commitments Letters, (B) of the occurrence of an event or development that would reasonably be expected to have an adverse impact on the ability of any Purchaser to obtain all or any portion of the Debt Financing contemplated by the Debt Commitment Letters on the terms contemplated by the Debt Commitment Letter, (C) if for any reason any Purchaser has determined in good faith that it will not be able to obtain all or any portion of the Debt Financing on the terms contemplated by the Debt Commitment Letters or (D) of any material dispute or disagreement between or among the parties to any Commitment Letter with respect to the contents thereof. As soon as reasonably practicable, but in any event within two Business Days following delivery by the Seller to any Purchaser of written request therefor, such Purchaser shall provide any information reasonably requested by the Seller relating to any circumstance referred to in clauses (A) through (D) of the immediately preceding sentence. No Purchaser shall release or consent to the termination of obligations of the applicable Debt Financing Sources under the applicable Debt Commitment Letter or the definitive financing agreements except in connection with the addition of banks, lead arrangers, bookrunners, syndication agents or other similar entities who are not party to such Debt Commitment Letters as of the date of this Agreement.

(b)               If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any market flex provisions applicable thereto) contemplated in the Debt Commitment Letters, Purchaser shall promptly notify the Seller thereof and provide the reasons giving rise to such event, as promptly as practicable following the occurrence of such event and shall use reasonable best efforts to arrange to obtain alternative debt financing (the “Alternative Financing”) from alternative debt sources (A) on terms not less favorable to Purchaser and in an amount sufficient to consummate the transactions contemplated hereby and (B) containing conditions to draw, and other terms that would not reasonably be expected to negatively affect the availability thereof, that (x) are not more onerous to the Purchasers than those conditions and terms contained in the applicable Commitment Letter as of the date hereof, (y) would not reasonably be expected to delay the Closing and (z) do not adversely affect the ability of any Purchaser to enforce its rights against the other parties to the Alternative Financing (including all definitive documentation related thereto) relative to the ability of such Purchaser to enforce its respective rights against the other parties to the Debt Financing as in effect on the date hereof or in the related definitive agreements. Purchaser shall promptly deliver to the Seller true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide Purchaser with all or any portion of the Debt Financing (the “Alternative Financing Commitment Letter”). For purposes of this Section 6.14, references to “Debt Financing” shall include the financing contemplated by the Debt Commitment Letters as permitted by this Section 6.14 to be amended, modified or replaced and references to “Commitment Letters” shall include such documents as permitted by this Section 6.14 to be amended, modified or replaced, in each case from and after such amendment, modification or replacement.

(c)               Each Purchaser expressly acknowledges and agrees that (i) obtaining the Debt Financing is not a condition to the Closing and (ii) notwithstanding anything contained in this Agreement to the contrary, such Purchaser’s obligations hereunder are not conditioned in any manner upon any Purchaser obtaining the Debt Financing, the Alternative Financing or any other financing.

6.15          Seller Cooperation with Financing.

(a)               Prior to the Closing, the Seller agrees to use reasonable best efforts to provide, and will use reasonable best efforts to cause its Affiliates and Representatives (including legal and accounting) to provide, such customary cooperation as is reasonably requested by Purchasers in connection with the Debt Financing or any Alternative Financing, including using reasonable best efforts to deliver to Purchasers the Required Financial Information and using reasonable best efforts to:

(i)                upon reasonable advance notice by Purchasers and at reasonable times, participate in a reasonable number of meetings, presentations, (electronic) road shows, and due diligence sessions (it being understood that any such meetings or presentations shall take place virtually);

(ii)               assist with the preparation of customary offering documents, private placement memoranda, bank information memoranda, lender presentations and similar documents reasonably required in connection with the Debt Financing;

(iii)              facilitate, effective as of the Closing, the granting and perfection of security interests in collateral, including by obtaining the Seller Debt Facilities Releases;

(iv)              assist in the preparation of, and execute and deliver, definitive financing documents, including credit agreements, guarantee and collateral documents and customary closing certificates required in connection with the Debt Financing or any Alternative Financing and other customary documents, in each case as may be reasonably requested by a Purchaser or its Debt Financing Sources; provided, however, that no such document or certificate shall be effective until the Closing;

(v)               take all corporate or other organizational actions with respect to the Acquired Companies reasonably requested by a Purchaser to permit the consummation of the Debt Financing or any Alternative Financing and to permit the proceeds thereof to be made available at the Closing; provided, however, that no such action shall be effective until after the Closing;

(vi)              cooperate in satisfying the conditions precedent set forth in the Debt Commitment Letters or any definitive documents relating to the Debt Financing or any Alternative Financing to the extent satisfaction of any such condition precedent requires the cooperation of, or is within the control of, the Seller, the Acquired Companies or their Subsidiaries; and

(vii)             provide, at least three (3) Business Days prior to the Closing, all documentation and other information about the Acquired Companies as is reasonably required under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, in each case to the extent requested in writing at least ten (10) Business Days prior to the Closing.

(b)               Notwithstanding anything in Section 6.15(a) or anywhere else in this Agreement to the contrary, (i) such requested cooperation shall not unreasonably disrupt or interfere with the business or the operations of the Seller and its Affiliates, (ii) such requested cooperation shall not require cooperation to the extent that it would (A) subject any of the Seller’s directors, managers, officers or employees to any actual or potential personal liability with respect to matters related to the Debt Financing, (B) conflict with, or violate, any of the Seller’s or its Affiliates’ Fundamental Documents or any applicable Legal Requirement, (C) cause any condition to the Closing to not be satisfied or (D) cause any breach of this Agreement, (iii) the Seller shall not be required to deliver or obtain opinions of internal or external counsel, (iv) none of the directors of the Seller, acting in such capacity, shall be required to execute, deliver or enter into or perform any agreement, document or instrument, including any definitive financing agreement, with respect to the Debt Financing or adopt any resolutions or take any other actions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained, including any definitive financing agreement, (v) neither the Seller nor its directors, managers, officers or employees shall be required to execute, deliver or enter into, or perform any agreement, document or instrument, including any definitive financing agreement, with respect to the Debt Financing (other than customary representation letters and authorization letters referred to above), unless such individuals presently acting in any director, manager, officer or employee role will continue in a role with any Acquired Company with the relevant authority and responsibilities after the Closing and such agreement, document or instrument is contingent upon the Closing, (vi) such requested cooperation shall not (A) obligate the Seller to provide any information that would reasonably be expected to violate any obligations of confidentiality or result in a violation of Legal Requirement or loss of any privilege or (B) result in the contravention of, or that could result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Material Contract to which the Seller or any Acquired Company is party or by which it is bound and (vii) neither the Seller nor any Acquired Company will be required to provide or prepare any projections or pro forma financial statements or any other financial statements other than the Required Financial Information.

(c)               Each Purchaser will (1) reimburse the Seller or any applicable Acquired Company on an as-incurred basis for any reasonable and documented out-of-pocket costs or expenses incurred or otherwise payable by the Seller or such Acquired Company in connection with their cooperation or efforts pursuant to this Section 6.15 and (2) indemnify, defend and hold harmless the Seller, each Acquired Company, their respective Affiliates and the Representatives, successors and assigns of each of the foregoing Persons from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the cooperation or efforts pursuant to this Section 6.15 or otherwise in complying with their obligations in connection with the arrangement of the Debt Financing (including actions taken in accordance with this Section 6.15) or any information utilized in connection therewith, except to the extent that any of the foregoing arises from the gross negligence, material breach or willful misconduct of the Seller or any Acquired Company, their Affiliates and their respective Representatives, successors and assigns, in each case as determined by a court of competent jurisdiction in a final and non-appealable decision. Notwithstanding the foregoing, no Purchaser shall be responsible for: (i) amounts payable to employees of the Seller and the Acquired Companies with respect to services provided pursuant to this Section 6.15 prior to the Closing or (ii) any amounts incurred in connection with the Seller Debt Facilities Releases or the Financial Statements, in each case other than as expressly contemplated by this Agreement. Notwithstanding anything to the contrary herein, the failure of the Seller to comply with this Section 6.15 shall not give rise to the failure of a condition precedent set forth in Article X or termination right pursuant to Section 11.1(c) unless the applicable Purchaser fails to obtain the Debt Financing primarily as a result of a Willful Breach of the obligations of the Seller, any Acquired Company or any of their respective Affiliates or Representatives to comply with its obligations under this Section 6.15. This Section 6.15 and, to the extent applicable, Section 6.7, represents the sole provision in this Agreement with respect to the cooperation of the Seller or any Acquired Company in connection with the arrangement of the Debt Financing.

6.16          Freedom to Operate License. Effective as of the Closing, Seller, on behalf of itself and its Affiliates, hereby grants, and hereby causes its Affiliates to grant, to each Acquired Company a non-exclusive, perpetual, irrevocable, fully paid-up, royalty-free, worldwide, fully sublicensable (through multiple tiers) right and license to use any and all Intellectual Property (other than Trademarks) owned by Seller or any of its respective Affiliates as of the Closing Date that is used in the Business for any and all uses in connection with the conduct of the Business, including in connection with the natural evolution thereof after the Closing, and each Acquired Company may assign and otherwise transfer such right and license, in whole or part, to any Affiliates and/or to any acquirer or divested entity in connection with a sale, assignment, transfer or any other disposition or divestiture of any of their other respective assets, or pursuant to any other similar transaction or series of transactions. Effective as of the Closing, the Acquired Companies hereby grant to Seller a non-exclusive, perpetual, irrevocable, fully paid-up, royalty-free, worldwide, fully sublicensable (through multiple tiers) right and license to use any and all non-material Intellectual Property (other than Trademarks, all Owned IP (including, without limitation, Proprietary Software) listed in the Seller Disclosure Schedules, and all course content of the Acquired Companies) owned by an Acquired Company as of the Closing Date (in each case, solely to the extent that such Intellectual Property is actually used, as of the date hereof, in the ordinary course of business of Seller or its Affiliates (excluding the Acquired Companies)) for any and all uses in connection with the ordinary course conduct of such business including in connection with the natural evolution thereof after the Closing, and Seller may assign and otherwise transfer such right and license, in whole or part, to any Affiliates and/or to any acquirer or divested entity in connection with a sale, assignment, transfer or any other disposition or divestiture of any of their other respective assets, or pursuant to any other similar transaction or series of transactions.

6.17          Director and Officer Resignations. Seller shall deliver to the Purchasers, on or prior to the Closing, written resignations of the managers, directors and officers of each Acquired Company, as requested at least ten (10) days prior to Closing by the applicable Purchaser.

6.18          Applicability of Covenants. Seller acknowledges and agrees that the Amber Purchaser is making the covenants set forth in this Article VI solely as they relate to the Amber Purchaser and McKissock is making the covenants set forth in this Article VI solely as they relate to McKissock. Additionally, each Purchaser is only making the foregoing covenants to Seller solely with respect to itself and the applicable Acquired Companies or Business that such Purchaser is acquiring, except with respect to Sections 6.2(b) and (c), 6.3, 6.8(b) through (d), 6.9(a), and 6.11(a). Accordingly, except with respect to Sections 6.2(b) and (c), 6.3, 6.8(b) through (d), 6.9(a), and 6.11(a), each of the foregoing covenants will only be enforceable (i) by Seller against Amber Purchaser if such covenant relates to, or in the context of, the ACAMS Companies and ACAMS Business, (ii) by Seller against McKissock if such covenant relates to, or in the context of, the Becker Companies, OCL, Becker Business and OCL Business, (iii) by Amber Purchaser against Seller if such covenant relates to, or in the context of, the ACAMS Companies and ACAMS Business, and (iv) by McKissock against Seller if such covenant relates to, or in the context of, the Becker Companies, Becker Business, OCL Business, and OCL. Notwithstanding anything to the contrary set forth herein, in the event of a breach of a covenant set forth in this Article VI (i) by a Purchaser that results in a Qualified Termination, the other Purchaser shall not be precluded from delivering a Cure Notice in accordance with Section 11.4(a)(vi) such that it is not deemed the At-Fault Purchaser or liable for damages as a result of such breach of such covenant, (ii) in the event of a breach by Amber Purchaser, Amber Purchaser shall be severally and solely liable for any monetary damages arising from such breach and (iii) in the event of a breach by McKissock, McKissock shall be severally and solely liable for any monetary damages arising from such breach.

Article VII

ADDITIONAL COVENANTS of the parties

The Seller and each Purchaser hereby agree to the following covenants, in each case, with respect to each Acquired Company and each Business, individually, and each such covenant shall be given independent significance to Amber Purchaser (with respect to the ACAMS Companies and ACAMS Business) and McKissock (with respect to the Becker Companies, Becker Business, OCL and OCL Business). For the avoidance of doubt, despite the general use of “Acquired Companies” and “Business,” each of the following covenants, as applicable, are hereby independently made by Seller to Amber Purchaser with respect to the ACAMS Business, and McKissock with respect to the Becker and OCL Businesses, taken together, except with respect to Sections 7.1(a), 7.2 and 7.4. Furthermore, on one hand, to the extent the following covenants are made by Seller with respect to the ACAMS Companies or ACAMS Business, then Seller is only making such covenants to Amber Purchaser (and is not making such covenants to McKissock), and on the other hand, to the extent the following covenants are made by Seller with respect to the Becker Companies or OCL or Becker Business or OCL Business, then the Seller is only making such covenants to McKissock (and is not making such covenants to Amber Purchaser).

7.1              Transitional Trademark Rights.

(a)               It is expressly agreed that, subject to Section 7.1(b), the Acquired Companies, as of Closing, do not have any right, title or interest (whether express or implied) in, to or under the Seller Transitional Trademarks. Except as set forth in Section 7.1(b), Purchaser and its Controlled Affiliates (including the Acquired Companies) shall have no right, title or interest in or to, or right to use, and Purchaser acknowledges and agrees that it and its Controlled Affiliates (including the Acquired Companies) will not hereafter adopt, use, apply to register or register, or authorize others to adopt, use, apply to register or register, any Seller Transitional Trademarks.

(b)              Notwithstanding the restrictions set forth in Section 7.1(a), the Acquired Companies will have a limited right to utilize the Seller Transitional Trademarks following the Closing solely in the manner of such use and solely for the administration of the Business as conducted immediately prior to the Closing Date, for a period of three (3) months following the Closing Date (the “Transitional Trademark End Date”). Following the Transitional Trademark End Date, Purchaser shall cause the Acquired Companies to destroy, or remove, strike over, cover over or otherwise eliminate all Seller Transitional Trademarks from all materials displaying the Seller Transitional Trademarks in its possession. Seller shall have the right to terminate the foregoing license, effective upon five (5) days’ notice, if the Acquired Companies fail to comply with the foregoing terms and conditions and such non-compliance remains uncured for five (5) days from the receipt of notice from Seller.

7.2              Post-Closing Access to Information.

(a)               From and after the Closing, each Purchaser shall, and shall cause the applicable Acquired Companies and its other Controlled Affiliates to, afford Seller and its Controlled Affiliates and their respective Representatives, during normal business hours, upon reasonable request and advance notice, reasonable access to the premises, properties, employees, books, records (including Tax records, which shall be subject to Section 8.4 in all respects), contracts, documents and properties of each Acquired Company and the applicable Business, and to make copies of such books and records at Seller’s expense, in each case, to the extent that such access is reasonably necessary in connection with the preparation of any report, financial statements or other accounting statements, or Tax Return required to be filed by the Seller or its Controlled Affiliates under applicable Legal Requirements or any potential Proceeding or investigation by or before a Governmental Authority and SEC or other Governmental Authority reporting obligations; provided that the foregoing shall not require a Purchaser or its Affiliates (including the Acquired Companies) to provide access or to disclose information where such access or disclosure would, upon the advice of counsel, contravene any Legal Requirement (including those relating to data protection or privacy) or the terms of any Contract, or would result in the waiver of any legal privilege or work-product protection; provided that Purchaser will cooperate with Seller in seeking and using reasonable best efforts to secure any consent or waiver or other arrangement to allow disclosure of such information in a manner that would not result in such contravention or waiver.

(b)               Each Purchaser agrees to hold, and to cause the applicable Acquired Companies to hold, all the books and records of the Acquired Companies existing on the Closing Date and not to destroy or dispose of any such books and records for a period of seven (7) years from the Closing Date.

7.3              D&O Indemnification and Insurance.

(a)               From and after the Closing, each Purchaser shall cause the applicable Acquired Company or Acquired Companies to, (i) indemnify, defend and hold harmless all of the past and present directors, officers, trustees, members, managers and employees of each of the Acquired Companies (collectively, the “D&O Indemnitees”), against any and all costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, Proceeding or investigation to each D&O Indemnitee to the fullest extent permitted by applicable Legal Requirement), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, investigation, suit or Proceeding arising out of, relating to or resulting from the fact that such D&O Indemnitee is or was a director, officer, trustee, member, manager or employee of an Acquired Company or is or was serving at the request of any Acquired Company as a director, officer, trustee, member, manage or employee of any other Person whether asserted or claimed prior to, at or after the Closing (including with respect to acts or omissions occurring in connection with the Transaction Agreements and the consummation of the Transactions) and provide advancement of expenses to the D&O Indemnitees (within ten (10) days of receipt by Purchaser or any Acquired Company from a D&O Indemnitee of a request therefor), in all such cases, to the greatest extent that such Persons are indemnified or have the right to advancement of expenses before the Closing by an Acquired Company pursuant to (A) its Fundamental Documents and (B) any indemnification agreements set forth on Schedule 7.3 of the Seller Disclosure Schedule in existence before the date hereof and (ii) without limitation of the foregoing clause (i), to the fullest extent permitted by applicable Legal Requirement, include and not amend, repeal or modify, and otherwise cause to be maintained in effect the provisions regarding elimination of liability of directors, and indemnification of and advancement of expenses to directors, officers, trustees, members, managers and employees in the organizational documents of an Acquired Company and (iii) not settle, compromise or consent to the entry of any judgment in any Proceeding or threatened Proceeding (and in which indemnification could be sought by a D&O Indemnitee hereunder), unless such settlement, compromise or consent includes an unconditional release of such D&O Indemnitee from all liability arising out of, relating to or resulting from such Proceeding or such D&O Indemnitee otherwise consents in writing to the entry of such judgment and cooperates in the defense of such Proceeding or threatened Proceeding.

(b)               Prior to the Closing, Purchaser shall, at its sole cost and expense (subject to the last sentence of this Section 7.3(b)), obtain six (6)-year pre-paid, irrevocable and non-cancellable directors’ and officers’, fiduciary and employment practices liability “tail” insurance covering the persons insured under the Seller’s directors’ and officers’, fiduciary and employment practices liability insurance in effect as of the Closing but only in their respective capacities at the Acquired Companies (such persons, “Insured Persons”) with respect to any actual or alleged error, misstatement, misleading statement, act, omission, circumstance, event, neglect, breach of duty or any matter claimed against an Insured Person by reason of him or her serving in such capacity, in each case, that actually or allegedly existed or occurred at or prior to the Closing (including in connection with the approval or execution of the Transaction Agreements or the Transactions or arising out of, relating to or resulting from the Transaction Agreements and the Transactions), from insurance carriers with A.M. Best financial strength ratings of “A-” or better, and with terms and conditions customary for private-company level directors’ and officers’, fiduciary and employment practices liability insurance (including limits of $2,000,000 with respect to the directors’ and officers’ liability insurance, $1,000,000 with respect to the fiduciary liability insurance and $3,000,000 with respect to the employment practices liability insurance) (the “Baseline Insurance”); provided that, Seller may, no later than ten (10) Business Days following the date hereof, request that Purchaser obtain other or additional directors’ and officers’, fiduciary and employment practices liability “tail” insurance (the “Increased Insurance”) and Seller shall pay or bear as a Seller Transaction Expense an amount equal to the difference in the premium payable for the Baseline Insurance and the premium payable for the Increased Insurance. In lieu of the Baseline Insurance, Purchaser may insure the Insured Persons under Purchaser’s directors’ and officers’, fiduciary and employment practices liability insurance for a period not less than six (6) years from and after the Closing; provided that (A) the terms and conditions of such insurance (including with respect to limits, retentions and scope of coverage) shall be at least favorable to the Insured Persons as that provided to other insured persons thereunder, and (B) such insurance covers the Insured Persons for claims arising out of any actual or alleged error, misstatement, misleading statement, act, omission, circumstance, event, neglect, breach of duty or any matter claimed against an Insured Person by reason of him or her serving in such capacity, in each case, that actually or allegedly existed or occurred at or prior to the Closing (including in connection with the approval or execution of the Transaction Agreements or the Transactions or arising out of, relating to or resulting from the Transaction Agreements and the Transactions).

(c)               If, following the Closing, any Acquired Company, or any of their respective successors or assigns, (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of such Acquired Company or any of their respective successors or assigns, as the case may be, shall assume all of the obligations set forth in this Section 7.3.

(d)               If any D&O Indemnitee makes any claim for indemnification or advancement of expenses under this Section 7.3 that is denied by any Acquired Company, and a court of competent jurisdiction determines that the D&O Indemnitee is entitled to such indemnification, then Purchaser or such Acquired Company shall pay such D&O Indemnitee’s costs and expenses, including reasonable, documented, out-of-pocket legal fees and expenses, incurred in connection with pursuing such claim against such Acquired Company.

(e)               The rights of the D&O Indemnitees under this Section 7.3 shall be in addition to any rights such D&O Indemnitee may have under the organizational documents of the Acquired Companies, or under any applicable contracts or Legal Requirements, and Purchaser shall, and shall cause each of the Acquired Companies to, honor and perform under all indemnification agreements entered into by the Acquired Companies as in effect as of the date of this Agreement.

(f)                The obligations of each Purchaser and the Acquired Companies under this Section 7.3 shall not be terminated, amended or modified in any manner so as to adversely affect any D&O Indemnitee (including such Person’s successors, heirs and legal representatives) to whom this Section 7.3 applies without the written consent of such affected D&O Indemnitee (it being expressly agreed that the D&O Indemnitee to whom this Section 7.3 applies shall be third-party beneficiaries of this Section 7.3, and this Section 7.3 shall be enforceable by such D&O Indemnitee and their respective successors, heirs and legal representatives and shall be binding on all successors and assigns of each Purchaser and each Acquired Company).

7.4              Further Assurances; Wrong Pockets.

(a)                From time to time following the Closing, Seller shall, and shall cause its Controlled Affiliates to, and each Purchaser shall, and shall cause its Controlled Affiliates (including the Acquired Companies) to, execute, acknowledge and deliver all reasonable further conveyances, notices, assumptions, releases and acquittances and such instruments, and shall take such reasonable actions as may be necessary or appropriate to make effective the Transactions as may be reasonably requested by the other party; provided, however, that nothing in this Section 7.4 shall require any party or any of their respective Affiliates to expend any money, commence or participate in any Proceeding, incur liabilities or offer or grant any accommodation (financial or otherwise) to any third party following the Closing.

(b)               In furtherance, and not by way of limitation, of the foregoing, subject to the terms of the Transition Services Agreement, if after the Closing: (i) Seller or any of its Controlled Affiliates, or a Purchaser or any of its Controlled Affiliates, discovers that any assets and properties owned, leased or licensed by any Acquired Company that are not used or held for use primarily in connection with the relevant Business were inadvertently or mistakenly retained by any Acquired Company, then the applicable Purchaser shall, and shall cause its Controlled Affiliates to, (A) immediately cease using such assets and properties and (B) cooperate with Seller, at Seller’s sole cost and expense, to transfer or assign such assets and properties to Seller (or its designee) with no requirement of additional consideration to the fullest extent permitted by applicable Legal Requirements and execute and deliver any amendments or supplements to this Agreement, exhibits, schedules or the Seller Disclosure Schedule, as applicable, to transfer such assets and properties to Seller (or its designee) effective as of the Closing Date and (ii) Seller or any of its Controlled Affiliates, or a Purchaser or any of its Controlled Affiliates, discovers that any assets or properties that are owned, leased or licensed by any Acquired Company were used or held for use primarily in connection with the Business were mistakenly not retained by any Acquired Company, then Seller shall, and shall cause its Controlled Affiliates to, (A) immediately cease using such assets and properties and (B) cooperate with the applicable Purchaser, at Seller’s sole cost and expense, to transfer or assign such assets and properties to such Purchaser (or its designee) with no requirement of additional consideration to the fullest extent permitted by applicable Legal Requirements and execute and deliver any amendments or supplements to this Agreement, exhibits, schedules or the Seller Disclosure Schedule, as applicable, to transfer such assets and properties to such Purchaser effective as of the Closing Date. The parties agree to use their reasonable best efforts to structure any transfer of assets and properties referred to in the immediately preceding sentence in a manner that minimizes Taxes and is equitable for the parties and the Acquired Companies.

(c)               Following the Closing, Seller shall, and shall cause its Controlled Affiliates to, promptly deliver to the applicable Purchaser (i) any mail, packages, orders, inquiries and other communications addressed to Seller or its Controlled Affiliates primarily relating to the Business and (ii) any property that Seller or its Controlled Affiliates receive and that properly belongs to an Acquired Company. After the Closing, each Purchaser shall, and shall cause its Controlled Affiliates to, promptly deliver to Seller (A) any mail, packages, orders, inquiries and other communications addressed to Seller or any of its Controlled Affiliates (that does not primarily relate to the Business) or primarily relating to a business, product line or asset of Seller or its Controlled Affiliates other than the Business and (B) any property that either Purchaser or its Controlled Affiliates receive and that properly belongs to Seller or any of its Controlled Affiliates.

(d)               If, following the Closing, (i) Seller, or any of its Controlled Affiliates, receives any funds belonging to a Purchaser or its Controlled Affiliates in accordance with the terms of this Agreement, Seller shall, or shall cause its Controlled Affiliates to, (A) promptly advise such Purchaser or its applicable Controlled Affiliate, (B) segregate and hold such funds in trust for the benefit of such Purchaser or its applicable Controlled Affiliate and (C) promptly deliver such funds, together with any interest earned thereon, to an account or accounts designated in writing by such Purchaser, and (ii) a Purchaser or any of its Controlled Affiliates receives any funds belonging to Seller or its Controlled Affiliates in accordance with the terms of this Agreement, Purchaser shall, or shall cause its Controlled Affiliates to, (A) promptly advise Seller or its applicable Controlled Affiliate, (B) segregate and hold such funds in trust for the benefit of Seller or its applicable Controlled Affiliate and (C) promptly deliver such funds, together with any interest earned thereon, to an account or accounts designated in writing by Seller.

(e)               Amber Purchaser and McKissock acknowledge and agree that the terms and conditions of clauses (b) through (d) in this Section 7.4 shall apply, mutatis mutandis, to the ACAMS Acquired Companies and ACAMS Business, on the one hand, and the Becker Acquired Companies, Becker Business, OCL Business and OCL Acquired Companies, on the other hand, as though each party were the Seller.

7.5              Restrictive Covenants – Non-Compete; Non-Solicitation; Non-Hire. The Seller hereby agrees, in consideration of the payment of the Purchase Price and other good and valuable consideration, as follows:

(a)               The Seller hereby acknowledges that in the course of Seller’s ownership of the equity interests of the Acquired Companies, the Seller and its Affiliates have become familiar with trade secrets and with other confidential information (including the Other Confidential Information) concerning the Acquired Companies and the Business. During the Non-Compete Restricted Period, the Seller shall not, and the Seller shall cause its Controlled Affiliates not to, except as permitted by this Section 7.5, directly or indirectly, own, manage or control an entity engaged in, or engage in, the Business within any Restricted Territory (the “Seller Prohibited Activities”).

(i)              As used in this Agreement, the term “Restricted Territory” means: (A) any state within the United States of America in which any business, products, and/or services have been provided, sold or offered for sale by the Acquired Companies within the twelve (12) months prior to the Closing Date, (B) any other state, territory or possession of the United States of America or (C) (i) with respect to the Blue/Orange Businesses, any other state, territory, province or country other than the United States of America in which any business, products, and/or services have been provided, sold or offered for sale by the Acquired Companies within the twelve (12) months prior to the Closing Date and (ii) with respect to the Amber Business, any other country outside of the United States of America.

(ii)             As used in this Agreement, the term “Non-Compete Restricted Period” means, (A) when applied to any Restricted Territory outside of Europe, a period of five (5) years after the Closing Date, and (B) when applied to any Restricted Territory within Europe, a period of three (3) years after the Closing Date.

(iii)            Nothing herein shall prohibit the Seller from (A) being a passive owner of not more than an aggregate of five percent (5%) of (1) the outstanding ownership interest of any Person, so long as the Seller has no active participation in the business of such corporations (including board of directors representation, voting rights, or information rights) or (2) the outstanding ownership stock of any class of any corporation which is publicly traded or (B) acquiring or investing in any Person, or the assets thereof, (1) if less than twenty percent (20%) of the gross revenues of such Person or assets are related to or were derived from any of the Seller Prohibited Activities during the fiscal year immediately prior to such acquisition or investment, or (2) if twenty percent (20%) of more of the gross revenues of such Person or assets are related to or were derived from any of the Seller Prohibited Activities during the fiscal year immediately prior to such acquisition or investment, provided that Seller and its Affiliates use commercially reasonable efforts to divest themselves or otherwise terminate or dispose within eighteen (18) months of such acquisition of all or substantially all of the assets or operations so acquired that are engaged in any of the Seller Prohibited Activities; provided that the foregoing exception to the restrictions set forth in this Section 7.5(a) shall not apply to any of the Persons listed on Schedule 7.5(a)(iii).

(iv)            Notwithstanding the foregoing, the parties agree that none of Seller, its Affiliates or any acquiring or surviving entity of a merger or consolidation shall be deemed to have violated the restrictions contained in this Section 7.5(a) in the event that Seller or any of its Affiliates is acquired, directly or indirectly, by any Person engaged, directly or indirectly, prior to the date of such acquisition, in any of the Seller Prohibited Activities.

(v)             The parties agree that, notwithstanding anything to the contrary in this Section 7.5(a), the provisions of this Section 7.5(a) shall not prohibit Seller or any of its Affiliates from owning, operating or conducting its businesses other than the Business or performing any obligation under this Agreement or any other Transaction Agreements in accordance with the terms thereof.

(b)               During the Non-Solicit Restricted Period, the Seller shall not, and the Seller shall cause its Controlled Affiliates not to, directly or indirectly through another Person:

(i)              induce or attempt to induce any employee or independent contractor of any Acquired Company to leave the employ of, or engagement with, such Acquired Company or in any way interfere with the relationship between such Acquired Company, on the one hand, and any employee or independent contractor thereof, on the other hand; or

(ii)             hire or engage any person who is an employee or independent contractor of any Acquired Company until six (6) months (or one (1) year, in the case of any employee who received a long term incentive award or retention bonus) after such individual’s employment or contracting relationship with such Acquired Company (as applicable) has been terminated;

(c)               During the Non-Solicit Restricted Period, the Purchasers shall not, and the Purchasers shall cause their respective Restricted Affiliates not to, directly or indirectly through another Person; (i) induce or attempt to induce any employee or independent contractor of Seller or its Controlled Affiliates that the Purchasers became aware of in connection with the Transactions (“Restricted Seller Persons”) to leave the employ of, or engagement with, Seller or its Controlled Affiliates, or in any way interfere with the relationship between Seller or its Controlled Affiliates, on the one hand, and any Restricted Seller Person, on the other hand; or (ii) hire or engage any Restricted Seller Person until six (6) months after such individual’s employment or contracting relationship with Seller or its Controlled Affiliates (as applicable) has been terminated.

As used in this Agreement, the term “Non-Solicit Restricted Period” means a period of two (2) years after the Closing Date. Notwithstanding anything in this Section 7.5 to the contrary, nothing in this Section 7.5 shall preclude the (A) Seller or its Controlled Affiliates from hiring any employee or independent contractor of any Acquired Company as a result of placing general employment advertisements (including, without limitation, any general recruitment efforts conducted by any recruitment agency), in each case not specifically targeted at hiring an employee or independent contractor of an Acquired Company or (B) Purchasers or their respective Affiliates from hiring any Seller Restricted Person as a result of placing general employment advertisements (including, without limitation, any general recruitment efforts conducted by any recruitment agency), in each case not specifically targeted at hiring a Seller Restricted Person.

(d)               If, at the time of enforcement of this Section 7.5, a court holds that the restrictions stated herein are unreasonable under the circumstances then existing, the parties agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area so as to protect the Acquired Companies to the greatest extent possible under applicable Legal Requirements from improper competition.

(e)               The Seller agrees and acknowledges that (i) the Purchasers are purchasing Equity Interests to enable the Purchasers to cause the Acquired Companies to continue the Business as a going concern (through its ownership of the Acquired Companies) and that to accord the Purchasers the full value of the Business it is acquiring, including the confidential information, trade secrets, assets, employees, customer contacts, referral sources, reputation, and goodwill of the Business, the Purchasers have required that the Seller make the covenants set forth in this Section 7.5 as a condition to the Purchaser’s obligations to consummate the transactions contemplated hereby; (ii) the provisions of this Section 7.5 are reasonable and necessary to protect and preserve the Business; and (iii) the Seller has been advised by its own independent counsel with regards to the provisions of this Section 7.5. Seller has required that Purchasers make the covenants set forth in Section 7.5(c) as a condition to Seller’s obligations to consummate the transactions contemplated hereby; (ii) the provisions of Section 7.5(c) are reasonable and necessary to protect and preserve Seller’s and its Affiliates’ business; and (iii) Purchasers have been advised by their own independent counsel with regards to the provisions of Section 7.5(c).

(f)                For the avoidance of doubt, the Seller is making each of the foregoing covenants independently to each Purchaser with respect to the Acquired Companies and Business that such Purchaser is acquiring. Accordingly, despite the general use of “Acquired Companies” and “Business,” in accordance with Section 12.3, each of the foregoing covenants shall be given independent significance, and is hereby made, to (i) McKissock with respect to the Becker Business and Becker Companies and with respect to the OCL Business and OCL, and (ii) to Amber Purchaser with respect to the ACAMS Business and ACAMS Companies. Accordingly, each of the foregoing covenants will only be enforceable (i) by Amber Purchaser against Seller with respect to, or in the context of, the ACAMS Companies and ACAMS Business, and (ii) by McKissock against Seller with respect to, or in the context of, the Becker Companies, Becker Business, OCL Business, and OCL.

(g)               For purposes of this Section 7.5, “Restricted Affiliates” means, collectively, (A) the affiliated investment funds of the applicable Purchaser and (B) the controlled Affiliates of the applicable Purchaser or any of its affiliated investment funds; provided, however, that (x) except with respect to McKissock as it relates to Gridiron Capital Fund IV, LP, no “portfolio company” (as the term is commonly used in the private equity industry) of the applicable Purchaser or any of its affiliated investment funds shall be deemed to be a “Restricted Affiliate” unless such portfolio company (1) acts, directly or indirectly, at the direction or encouragement of the applicable Purchaser, an affiliated investment fund of the applicable Purchaser or any of their controlled Affiliates or (2) has received Confidential Information of Seller and its Controlled Affiliates (other than the Acquired Companies), and (y) a portfolio company shall not be deemed to have received Confidential Information of Seller and its Controlled Affiliates (other than the Acquired Companies) for purposes of the preceding clause (x) or for purposes of this Section 7.5 solely due to the fact that one of the applicable Purchaser’s or a Restricted Affiliate’s employee who has received or had access to the Confidential Information serves as a member of the board of directors (or similar governing body) of such portfolio company, so long as such employee does not (a) provide Confidential Information to any officer, employee or other member of the board of directors (or other similar governing body) of such portfolio company, (b) use any Confidential Information for the benefit of such portfolio company or otherwise in connection with such dual role or (c) directly or indirectly, cause, direct or encourage such portfolio company or its respective officers, directors, managers or employees in connection with the Business, the Transactions, this Agreement or Confidential Information.

7.6              Applicability of Covenants. Seller acknowledges and agrees that the Amber Purchaser is making the covenants set forth in this Article VII solely as they relate to the Amber Purchaser and McKissock is making the covenants set forth in this Article VII solely as they relate to McKissock. Additionally, each Purchaser is only making the foregoing covenants to Seller solely with respect to itself and the applicable Acquired Companies that such Purchaser is acquiring, except with respect to Sections 7.1(a), 7.2 and 7.4. Accordingly, except with respect to Sections 7.1(a), 7.2 and 7.4, each of the foregoing covenants will only be enforceable (i) by Seller against Amber Purchaser if such covenant relates to, or in the context of, the ACAMS Companies and ACAMS Business, (ii) by Seller against McKissock if such covenant relates to, or in the context of, the Becker Companies, OCL, Becker Business and OCL Business, (iii) by Amber Purchaser against Seller if such covenant relates to, or in the context of, the ACAMS Companies and ACAMS Business, and (iv) by McKissock against Seller if such covenant relates to, or in the context of, the Becker Companies, Becker Business, OCL Business, and OCL. Notwithstanding anything to the contrary set forth herein, in the event of a breach of a covenant set forth in this Article VII (i) by a Purchaser that results in a Qualified Termination, the other Purchaser shall not be precluded from delivering a Cure Notice in accordance with Section 11.4(a)(vi) such that it is not deemed the At-Fault Purchaser or liable for damages as a result of such breach of such covenant, (ii) in the event of a breach by Amber Purchaser, Amber Purchaser shall be severally and solely liable for any monetary damages arising from such breach and (iii) in the event of a breach by McKissock, McKissock shall be severally and solely liable for any monetary damages arising from such breach.

Article VIII

TAX MATTERS

8.1              Tax Returns. Except as provided to the contrary in Section 8.6 with respect to Transfer Taxes, Seller shall prepare and file (or cause to be prepared and filed) all Consolidated Returns of the Acquired Companies and shall be permitted to file any amendments of any Consolidated Returns. Seller shall prepare such Tax Returns consistent with past practice with respect to the Acquired Companies. The Consolidated Return which includes the Closing Date shall reflect (i) the order of the transactions described in Section 2.1, such that gain from the sale of the ACAMS Equity, the Becker Equity, and the OCL Equity and any other net income from the period ending at the end of the day on the Closing Date is reflected on Seller’s Consolidated Return and (ii) that the sale of the ACAMS Equity occurred on the Closing Date and shall not take any position that the sale of ACAMS Equity occurred on the day after the Closing Date pursuant to Treasury Regulations Section 1.1502-76. Seller shall not amend the Consolidated Return which includes the Closing Date in a manner that could reasonably be expected to have material effect on the liability for Taxes after the Closing of any Acquired Company without reasonable advance written notice to the applicable Purchaser in writing and shall indemnify the applicable Purchaser for any actual increase of the Tax Liability of the Purchaser or any Affiliate (which shall include an Acquired Company).

8.2              Proration of Taxes. Whenever it is necessary to determine the liability for Taxes, or the earnings and profits, of any Acquired Company for a portion of a Straddle Period, the determination of the Taxes or the earnings and profits for the portion of the year or period ending on, and the portion of the year or period beginning after, the Closing Date shall be determined by assuming that the taxable year or period ended on the Closing Date; provided that in the case of any Taxes attributable to the ownership of any interest in any “controlled foreign corporation” within the meaning of Section 957(a) of the Code, such computation shall be made as if the taxable period of such partnership or controlled foreign corporation ended at the end of day on the Closing Date; provided, further, that any exemptions, allowances or deductions that are calculated on an annual basis and annual property Taxes shall be prorated on the basis of the number of days in the annual period elapsed on the Closing Date as compared to the number of days in the annual period elapsing after the Closing Date.

8.3              Prohibited Actions. Purchaser shall not, and shall cause its Controlled Affiliates not to, make any election with respect to any Acquired Company (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3) or change any method of Tax accounting or any Tax accounting period of any Acquired Company, which election or change would be effective on or prior to the day immediately following the Closing Date. Purchaser shall not, and shall not permit any Acquired Company to, file any amended Consolidated Return. Notwithstanding the foregoing, no election shall be made under Section 338(g) or (h)(10) of the Code with respect to any Acquired Company other than with respect to each of SDP and ACAMS Germany. Each applicable Purchaser shall make, or cause to be made, an election under Section 338(g) of the Code with respect to SDP and ACAMS Germany, as applicable.

8.4              Tax Matters Cooperation. Seller shall, and shall cause its Controlled Affiliates to, and Purchaser shall, and shall cause its Controlled Affiliates to, cooperate fully to the extent reasonably requested by the other party in connection with the filing of any Tax Returns related to the Acquired Companies and in respect of the Business and in connection with any Tax Proceeding or in connection with determining a liability for Taxes or a right to refund of Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder; provided, however, that notwithstanding anything to the contrary contained in this Agreement, Seller and its Controlled Affiliates shall not be required to provide Purchaser or any of its Controlled Affiliates or representatives with any Consolidated Return (or copy thereof).

8.5               Tax Sharing Agreements. To the extent relating to the Acquired Companies, Seller shall terminate, or cause to be terminated, before the Closing Date, the rights and obligations of the Acquired Companies pursuant to all Tax sharing agreements or similar agreements (other than this Agreement), if any, to which any of the Acquired Companies, on the one hand, and Seller or any of its Controlled Affiliates (other than the Acquired Companies), on the other hand, are parties, and neither Seller nor any of its Controlled Affiliates (other than the Acquired Companies), on the one hand, nor any of the Acquired Companies, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.

8.6               Transfer Taxes. Notwithstanding anything to the contrary contained in this Agreement, the applicable Purchaser shall be liable for and shall pay (or cause to be paid) when due and shall indemnify Seller from and against any Transfer Taxes imposed as a result of the Transactions; provided, however, any Transfer Taxes arising from the Reorganization shall be borne solely by Seller. The party responsible under applicable Legal Requirements for filing the Tax Returns with respect to any such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other party. Seller shall, and shall cause its Controlled Affiliates to, and Purchaser shall, and shall cause its Controlled Affiliates to, cooperate in connection with the preparation and filing of any such Tax Returns.

8.7               PRC Announcement 7 Obligations. Seller shall, and shall cause any applicable Selling Subsidiary to, promptly (and in any event within the time periods prescribed under applicable Law) comply with its obligations under applicable Law in connection with Announcement 7, including to:

(a)               report to the relevant PRC Tax Authority the relevant sale and purchase transactions under this Agreement within 30 days after the signing date of this Agreement; and

(b)               file with the relevant PRC Tax Authority all documents and information required under applicable Law or by the relevant PRC Tax Authority in relation to the relevant sale and purchase transactions under this Agreement within 30 days after the signing date of this Agreement and provide a copy of the tax reporting together with the official acknowledgement receipt of the Announcement 7 reporting to the applicable Purchaser; and

(c)               pay any Taxes assessed by the relevant PRC Tax Authority under Announcement 7 (where applicable) in connection with the relevant sale and purchase transactions under this Agreement (and in any event within the time periods prescribed under applicable Law or Tax assessment notice).

Without limitation on the foregoing, Seller shall have sole authority for taking all actions with respect to the matters relating to Announcement 7. Seller shall provide drafts of all documentation submitted to the PRC Tax Authority prior to the submission date for the applicable Purchaser’s review and comment. The Purchasers shall reasonably cooperate with, and take (or cause to be taken) all actions as may be reasonably requested by Seller with respect to Announcement 7. The Purchasers shall not submit (or cause to be submitted) any filing to or otherwise communicate with any PRC Tax Authority in relation to Announcement 7 matters. Notwithstanding Section 2.6, Purchasers shall not deduct or withhold any amount of Taxes with respect to Announcement 7 from any payment to Seller to the extent Seller complies with the provisions of this Section 8.7.

8.8              Consolidated Return Indemnity. Seller, the Selling Subsidiaries and any of their Affiliates shall indemnify, defend and hold harmless the Purchasers, the Acquired Companies, their respective Affiliates, for any Losses to the extent arising or resulting from any liability for Taxes of Seller, the Selling Subsidiaries and any of their Affiliates arising under Treasury Regulations Section 1.1502-6 or any similar provision of applicable state, local or non-U.S. Law by virtue of an Acquired Company having been a member of a consolidated, combined, affiliated, unitary or other similar Tax group of which any of Seller, the Selling Subsidiaries and any of their Affiliates was the common parent prior to the Closing and any other liability for Taxes of any of Seller, the Selling Subsidiaries and any of their Affiliates imposed on the Acquired Company as a transferee or successor, by Contract or otherwise. The provisions of this Section 8.7 shall survive until the expiration of the applicable statute of limitations plus sixty (60) days.

Article IX

EMPLOYEES

9.1              Transfer of Business Employees.

(a)               Transferred Employees. Seller shall use commercially reasonable efforts to ensure that immediately prior to the Closing all Direct Employees who are employed by Seller or a Seller Affiliate (other than an Acquired Company), and their personnel records (to the extent not prohibited by applicable Law), shall be transferred to the proper Acquired Company (the “Direct Transferring Employees”), and no Acquired Company shall employ any individual who is not a Business Employee with respect to the Business of such Acquired Company. Each (i) Direct Employee who is employed by an Acquired Company and (ii) PEO Employee who is employed by an Employer of Record, in each case as of the Closing Date, shall be referred to herein as a “Transferred Employee.” Prior to the Closing, Seller shall or shall cause its Controlled Affiliate to transfer the employment of the Becker Business Employees listed on Schedule 9.1(a) of the Seller Disclosure Schedule (the “Transferring Becker Business Employees”) to the Becker Companies and Seller shall assume all liabilities and obligations with respect to the Transferring Becker Business Employees’ employment or termination thereof with the ACAMS Companies.

(b)              Disability Business Employee. Notwithstanding anything to the contrary in this Section 9.1, Seller shall cause the transfer of employment from an Acquired Company to Seller or a Controlled Affiliate thereof (other than the Acquired Companies) of any Business Employee who is receiving short-term or long-term disability benefits as of the Closing Date pursuant to a Seller Benefit Plan principally covering employees employed in the United States (each, a “Disability Employee”). To the extent such Disability Employee is, prior to the later of six (6) months following the Closing Date and the Transition Date, able to return to work, as determined by Purchaser in good faith, Purchaser shall offer employment to such Disability Employee on terms consistent with those applicable to Business Employees generally under this Article IX. With respect to each such Disability Employee who commences employment with Purchaser, such Disability Employee shall be deemed a Transferred Employee and references to the “Closing Date” or “Transition Date” in this Article IX shall be deemed to refer to the date that such Disability Employee commences employment with Purchaser or any of its Controlled Affiliates. Each Business Employee who is receiving long-term disability benefits as of the Closing Date pursuant to a Seller Benefit Plan principally covering employees employed outside of the United States shall remain employed by the applicable Acquired Company on the Closing Date, if required under applicable Legal Requirement.

9.2              Continuation Period. Subject, and in addition, to requirements imposed by applicable Legal Requirements and contract, as well as any Labor Agreements that apply to any Transferred Employee, in which case Purchaser and its Controlled Affiliates shall abide by and provide the terms and conditions provided for in any such agreement:

(a)               For the period commencing on the Closing Date and ending on December 31, 2022 (or, such shorter period of employment, as the case may be, the “Continuation Period”), Purchaser shall provide, or shall cause to be provided, to each Transferred Employee: (i) a base salary (or hourly base wage rate) that is at least equal to the base salary (or hourly base wage rate) provided to such Transferred Employee immediately prior to the Closing Date, (ii) a target annual cash bonus opportunity amount or commission opportunity amount that is at least equal to the target annual cash bonus opportunity amount or commission opportunity amount provided to such Transferred Employee immediately prior to the Closing Date, and (iii) other employee benefits (excluding deferred compensation, incentive compensation not covered in clause (ii), retention arrangements, severance benefits, retiree welfare, equity or equity-based incentive compensation, and defined benefit pension benefits) that are substantially similar in the aggregate as either, in the sole discretion of Purchaser, (A) the employee benefits provided to such Transferred Employee immediately prior to the Closing Date or (B) the employee benefits provided to similarly situated employees of the Purchaser or its Affiliates;

(b)              Purchaser shall, or shall cause its applicable Controlled Affiliate (including any Acquired Company) to, give each Transferred Employee credit for purposes of eligibility to participate and vesting of defined contribution retirement benefits (but not benefit accrual) under (i) any Acquired Company Benefit Plans and (ii) each other employee benefit plan, policy or arrangement maintained or made available for the benefit of Transferred Employees as of and after the last day on which Seller provides services to the Purchaser under the Transition Services Agreement (the “Transition Date”) by Purchaser or any of its Controlled Affiliates (other than defined benefit pension, deferred compensation, retiree welfare, or equity incentive plans), for such Transferred Employee’s service prior to the Transition Date with Purchaser, Seller and their respective applicable Controlled Affiliates and their respective predecessors, to the same extent and for the same purpose as such service is recognized by Seller and its applicable Controlled Affiliates immediately prior to the Transition Date under such Acquired Company Benefit Plan or the corresponding Seller Benefit Plan; provided that such credit shall not be given to the extent that it would result in a duplication of benefits or coverage for the same period of service; and

(c)              Purchaser shall, or shall cause its applicable Controlled Affiliates (including any Acquired Company) to use commercially reasonable efforts, for the plan year in which the Closing occurs, to: (i) waive any limitation on health and welfare coverage of such Transferred Employees due to pre-existing conditions, waiting periods, active employment requirements, and requirements to show evidence of good health under any applicable health and welfare plan of Purchaser or any of its Controlled Affiliates (including any Acquired Company) to the extent such Transferred Employees were covered under the analogous Benefit Plan and the applicable conditions or requirements were waived or satisfied as of the Transition Date and (ii) credit each such Transferred Employee with all deductible payments, co-payments and co-insurance paid by such employee under any Benefit Plan that is a medical plan prior to the Transition Date during the year in which the Transition Date occurs for the purpose of determining the extent to which any such employee has satisfied any applicable deductible and whether such employee has reached the out-of-pocket maximum under any benefit plan of Purchaser or any of its Controlled Affiliates for such year.

9.3              Seller 401(k) Plan. Effective as of the Closing Date, the Transferred Employees shall no longer actively participate in any tax-qualified defined contribution plan sponsored by Seller or any of its Controlled Affiliates (the “Seller 401(k) Plan”). Each Purchaser shall designate a tax-qualified defined contribution plan of such Purchaser (each such plan, a Purchaser Savings Plan”) that either (i) currently provides for the receipt from the applicable Transferred Employees of “eligible rollover distributions” (as such term is defined in Section 401(a)(31) of the Code, including notes representing plan loans but excluding any Seller employer securities) or (ii) shall be amended as soon as practicable following the Closing Date to provide for the receipt from the applicable Transferred Employees of eligible rollover distributions (as such term is defined in Section 401(a)(31) of the Code, including notes representing plan loans but excluding any Seller employer securities). Seller shall, and shall cause its Controlled Affiliates to, and each Purchaser shall, and shall cause its Controlled Affiliates to, cooperate to take any and all actions needed to permit each applicable Transferred Employee to, as soon as reasonably practicable following the Closing Date, participate in the applicable Purchaser Savings Plan and to permit each applicable Transferred Employee with an outstanding loan balance under the Seller 401(k) Plan as of the Closing Date to continue to make scheduled loan payments to the Seller 401(k) Plan after the Closing Date, pending the distribution and in-kind rollover of the notes evidencing such loans from the Seller 401(k) Plan to the applicable Purchaser Savings Plan so as to prevent a deemed distribution or loan offset with respect to such outstanding loans.

9.4             Seller Benefit Plan Participation; M&A Qualified Beneficiaries. Effective as of the Transition Date (or Closing Date, as applicable), the Transferred Employees shall no longer actively participate in any Seller Benefit Plan. Notwithstanding the foregoing, Seller and Purchaser hereby acknowledge and agree that, effective as of the Closing Date, except as otherwise expressly set forth in this Section or as set forth in the Transition Services Agreement, Seller or its Controlled Affiliates shall retain, and be solely responsible for all liabilities, claims, losses and obligations (i) arising out of, relating to or resulting from any Seller Benefit Plan, whenever incurred (including claims that relate to any Business Employee or former employee of any of the Acquired Companies (or any dependent or beneficiary thereof) incurred or arising prior to the Closing Date under the Seller Benefit Plans), (ii) arising out of, relating to or resulting from any other benefit or compensation plan, program, agreement, policy, contract or arrangement at any time maintained, sponsored, contributed or required to be contributed to by Seller or any of its Affiliates (other than any Acquired Company Benefit Plan or any other liability automatically transferring to Purchaser by any legal or statutory requirement, and any such amounts included in the calculation of Indebtedness or Seller Transaction Expenses and in the calculation of Purchase Price), and (iii) expressly retained by Seller or its Controlled Affiliates in accordance with the provisions of this Article IX. Seller and Purchaser further hereby acknowledge and agree that, except as otherwise set forth herein, effective as of the Closing Date, Purchaser shall, or shall cause its Affiliates to, assume all liabilities and obligations (i) arising out of, relating to or resulting from any Benefit Plan sponsored or maintained by any of the Acquired Companies that is set forth on Schedule 9.4 of the Seller Disclosure Schedule (the “Acquired Company Benefit Plans”) whenever incurred, and (ii) expressly assumed by Purchaser or its Affiliates in accordance with the provisions of this Article IX. For purposes of this Section 9.4, the following claims shall be deemed to be incurred as follows: (a) with respect to short-term disability, long-term disability, life and accidental death and dismemberment benefits, upon the event giving rise to such benefits and (b) with respect to medical, dental, vision care, prescription and health-related benefits, upon provision of medical, dental, vision, prescription and health-related services, materials or supplies. Seller or its Controlled Affiliates (other than any Acquired Company) shall assume and retain sponsorship of the Seller Benefit Plans, and Purchaser and its Affiliates (including the Acquired Companies) shall not assume sponsorship of, or maintain, any of the Seller Benefit Plans. From and after the Closing Date, Seller and its Controlled Affiliates shall be solely responsible for any and all obligations arising under the Consolidated Omnibus Budget Reconciliation Act of 1985 (or state law equivalents) with respect to each Transferred Employee (and qualifying dependents thereof) who is an “M&A qualified beneficiary” (as defined in Treasury Regulations Section 54.4980B-9) in connection with the Transactions.

9.5             Annual Cash Bonuses. Amber Purchaser shall, or shall cause one of its Controlled Affiliates to, assume all unpaid annual cash bonuses earned or credited as of the Closing Date under a Seller Benefit Plan for and in respect of each Transferred Employee who is an ACAMS Business Employee, to the extent that such amounts are reflected in Net Working Capital (the “Assumed Incentive Amount”). Amber Purchaser shall, or shall cause one of its Controlled Affiliates to, pay to such Transferred Employees the Assumed Incentive Amount, subject to such conditions as otherwise would be applicable to the payment thereof and payable at such time as such amounts would have been paid to such Transferred Employees under the applicable Seller Benefit Plan; provided that the aggregate annual incentive bonus paid to such Transferred Employees for the year in which the Closing Date occurs shall not be less than the Assumed Incentive Amount.

9.6             Vacation and Paid Time Off. Unless otherwise required under applicable Legal Requirements or Labor Agreement that applies to any Transferred Employee, Purchaser and its Controlled Affiliates shall credit each Transferred Employee with, and assume all liabilities for, the amount of accrued but unused vacation time, paid time off and other time-off benefits, if any, as such Transferred Employee had with any Acquired Company, Seller or any of its Controlled Affiliates as of immediately prior to the Closing Date, to the extent such amounts are reflected in the Net Working Capital.

9.7              Communications. Prior to the Closing Date, except as otherwise mutually agreed upon by Seller and Purchaser in good faith, or as otherwise permitted by this Agreement, Purchaser shall not make any written or oral communications pertaining to the transfer of Business Employees, any compensation or benefits matters or any redundancy and layoff plans, in each case, that may affect the Business Employees in connection with the Transactions.

9.8              Immigration Compliance. Seller and Purchaser shall, and shall cause their respective Controlled Affiliates to, use their reasonable best efforts to ensure that any foreign national who requires a visa, green card or similar applications in order to work for the Business in his or her current position may continue to work in such position as a Transferred Employee with Purchaser on the Closing Date. From and after the date of this Agreement and following the Closing Date, Purchaser shall, or shall cause its applicable Controlled Affiliate to, use reasonable best efforts to process and support visa, green card or similar applications in respect of Transferred Employees as of the Closing Date.

9.9              Contingent Labor. Seller shall, and shall cause its Controlled Affiliates to, provide to the Purchaser material contact information for third-party service providers providing contingent personnel to the Business and use commercially reasonable efforts in identifying contingent personnel, to the extent requested by the Purchaser. The parties shall reasonably cooperate to effectuate the transfer and/or assignment of the Business’s contingent personnel to Purchaser as of the Closing.

9.10            Labor Consultations. Following the date of this Agreement and prior to the Closing Date, Seller shall, or shall cause its Controlled Affiliates to, and Purchaser shall, or shall cause its Affiliates to, reasonably cooperate in fully and timely carrying out requisite notifications to, and consultations, discussions or negotiations with Business Employees or their representatives if required in connection with the Reorganization or otherwise in relation to the Transactions.

9.11            Employee List. Seller and Purchaser shall cooperate in good faith to amend and agree to the Employee List no later than five (5) Business Days prior to the Closing Date to reflect changes made in accordance with Section 6.1 and as a result of any Business Employee having left the employment of Seller or its Controlled Affiliates prior to the Closing Date for a reason other than the Reorganization or the Transactions.

9.12            No Third-Party Beneficiaries. Nothing contained in this Article IX, express or implied, is intended to confer upon any Person not a party hereto (including any Business Employee or any beneficiary thereof) any right, benefit or remedy of any nature whatsoever, including any right to employment or continued employment for any period of time by reason of this Agreement, any right to a particular term or condition of employment or any right to any specific compensation or benefits. Notwithstanding anything to the contrary contained in this Agreement, no provision of this Agreement or this Section 9.12 is intended to, or shall: (i) constitute the establishment or termination of, or an amendment or modification to, any Benefit Plan or any other benefit or compensation plan, policy, agreement, or arrangement, or (ii) prohibit Purchaser or any of its Affiliates, including the Acquired Companies from establishing, terminating, amending or modifying any Benefit Plan or any other benefit or compensation plan, policy, agreement, or arrangement.

Article X

CONDITIONS TO CLOSING

10.1            Conditions of Purchasers. The obligations of the Purchasers to consummate the Transactions shall be subject to the satisfaction, or waiver by the applicable Purchaser (in its sole discretion), at or prior to the Closing, of each of the following conditions:

(a)               Representations and Warranties of Seller. (i) The representations and warranties of Seller (other than the Seller Fundamental Representations) contained in Article IV shall be true and correct as of the date hereof and as of Closing as if made on the Closing Date (other than any such representation and warranty that is made as of a specific date, which representation and warranty shall have been true and correct as of such date), except for breaches or inaccuracies, as the case may be, as to matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; provided, however, that for purposes of determining the satisfaction of the condition in this clause (i), no effect shall be given to the exceptions or qualifications of “material” or “Material Adverse Effect” in such representations and warranties, (ii) the representation and warranty of Seller set forth in Section 4.6(b) (Absence of Certain Changes) shall be true and correct as of the date hereof and as of the Closing as if made on the Closing Date and (iii) the Seller Fundamental Representations shall be true and correct in all respects (other than de minimis inaccuracies) as of the date hereof and as of the Closing as if made on the Closing Date (other than any such representation and warranty that is made as of a specific date, which representation and warranty shall have been true and correct in all material respects as of such date).

(b)               Covenants of Seller. The covenants contained in this Agreement required to be complied with by Seller (except with respect to Section 6.5(b) (Reorganization)) on or before the Closing shall have been complied with in all material respects.

(c)                Certificate of Seller. Each Purchaser shall have received a certificate signed by an authorized officer of Seller, dated as of the Closing Date, certifying that the conditions set forth in Section 10.1(a), Section 10.1(b) and Section 10.1(d) have been satisfied with respect to the provisions of this Agreement applicable to the Business or Businesses being acquired by such Purchaser.

(d)               No Material Adverse Effect. Since the date of this Agreement,

(i)               no ACAMS Material Adverse Effect shall have occurred (which condition may only be waived by the Amber Purchaser); and

(ii)              no Becker/OCL Material Adverse Effect shall have occurred (which condition may only be waived by McKissock).

10.2            Conditions of Seller. The obligations of Seller to consummate the Transactions shall be subject to the satisfaction, or waiver by Seller (in its sole discretion), at or prior to the Closing, of each of the following conditions:

(a)               Representations and Warranties of Purchaser. (i) The representations and warranties of each Purchaser (other than the Purchaser Fundamental Representations) contained in Article V shall be true and correct as of the date hereof and as of the Closing as if made on the Closing Date (other than any such representation and warranty that is made as of a specific date, which representation and warranty shall have been true and correct as of such date), except for breaches or inaccuracies, as the case may be, as to matters that, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect; provided, however, that for purposes of determining the satisfaction of the condition in this clause (i), no effect shall be given to the exceptions or qualifications of “material” or “Purchaser Material Adverse Effect” in such representations and warranties and (ii) the Purchaser Fundamental Representations shall be true and correct in all respects (other than de minimis inaccuracies) as of the date hereof and as of the Closing as if made on the Closing Date (other than any such representation and warranty that is made as of a specific date, which representation and warranty shall have been true and correct in all material respects as of such date).

(b)               Covenants of Purchaser. The covenants contained in this Agreement required to be complied with by the Purchasers on or before the Closing shall have been complied with in all material respects.

(c)               Certificate of Purchasers. Seller shall have received a certificate signed by an authorized officer of each Purchaser, dated as of the Closing Date, certifying that the conditions set forth in Section 10.2(a) and Section 10.2(b) have been satisfied.

10.3         Mutual Conditions. The respective obligations of each party to this Agreement to consummate the Transactions shall be subject to the satisfaction, or waiver by mutual consent of Seller and each Purchaser, at or prior to the Closing, of each of the following conditions:

(a)               HSR Approval.

(i)               Any waiting period (and any extension thereof) applicable to the consummation of the Amber Transaction under the HSR Act shall have been terminated or shall have expired.

(ii)              Any waiting period (and any extension thereof) applicable to the consummation of the Blue/Orange Transaction under the HSR Act shall have been terminated or shall have expired.

(b)               No Orders.

(i)              No Governmental Authority of competent authority and jurisdiction shall have issued an Order or enacted a Legal Requirement that remains in effect and makes illegal or prohibits the sale of the ACAMS Equity pursuant to this Agreement.

(ii)             No Governmental Authority of competent authority and jurisdiction shall have issued an Order or enacted a Legal Requirement that remains in effect and makes illegal or prohibits the sale of the Becker Equity or the OCL Equity pursuant to this Agreement.

10.4          Conditions of Closeable and Outstanding Transaction. Notwithstanding the foregoing, in the event that the Seller makes an election pursuant to Section 3.1(b) to proceed with the Closing only with respect to a Closeable Transaction, then the satisfaction, failure, waiver, or applicability of the conditions set forth in this Article X will be determined only with respect to the Closing of such Closeable Transaction, and the parties will consummate such Closeable Transaction in accordance with the terms set forth in Section 3.1(b). For the avoidance of doubt, upon the Closing of the Closeable Transaction, the conditions set forth in this Article X shall continue in full force and effect with respect to the Outstanding Transaction, and the satisfaction, failure, waiver, or applicability of the conditions set forth in this Article X will be determined only with respect to the Closing of such Outstanding Transaction, and the parties will consummate such Outstanding Transaction in accordance with the terms set forth in Section 3.1(b).

10.5         Waiver of Conditions. The conditions set forth in Section 10.1 may only be waived by written notice from each Purchaser (or the specified Purchaser). The conditions set forth in Section 10.2 may only be waived by written notice from Seller. The conditions set forth in Section 10.3 may only be waived by written notice from each Purchaser and Seller. For the avoidance of doubt, any election by Seller made pursuant to Section 3.1(b) shall not constitute a waiver of any Closing Conditions with respect to the Outstanding Transaction.

Article XI

TERMINATION

11.1         Termination. This Agreement may be terminated at any time prior to the Closing:

(a)                by the mutual written consent of each Purchaser and Seller;

(b)               by Seller, if a Purchaser shall have breached any representation or warranty or failed to comply with any covenant or agreement applicable to such Purchaser that would cause any closing condition set forth in Section 10.2 not to be satisfied and such (i) closing condition is incapable of being satisfied by the Outside Date or (ii) breach has not been cured on or prior to the earlier of (A) the date that is thirty (30) days from the date that such Purchaser is notified in writing by Seller of such breach or failure to perform or (B) the day prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 11.1(b) shall not be available to Seller if Seller is then in material breach of any representation, warranty or covenant contained in this Agreement that would give rise to the failure of a closing condition set forth in Section 10.1; provided, further that Seller shall deliver a notice of intent to terminate to Purchasers pursuant to this Section 11.1(b) at least three (3) Business Days prior to delivery of a Termination Notice pursuant to Section 11.2 such that Purchasers shall have an opportunity to deliver a Cure Notice pursuant to Section 11.4(a)(vi);

(c)

(i)               by McKissock, if Seller shall have breached any representation or warranty or failed to comply with any covenant or agreement applicable to Seller that would cause any closing condition set forth in Section 10.1 that is applicable to McKissock not to be satisfied and such (i) Closing Condition is incapable of being satisfied by the Outside Date or (ii) breach has not been cured on or prior to the earlier of (A) the date that is thirty (30) days from the date that Seller is notified in writing by McKissock of such breach or failure to perform or (B) the day prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 11.1(c) shall not be available to McKissock if McKissock is then in material breach of any representation, warranty or covenant contained in this Agreement that would give rise to the failure of a closing condition set forth in Section 10.2; provided, further, McKissock shall notify Amber Purchaser of any election under this Section 11.1(c) (including notice of any breach or failure to perform) at the same time that McKissock notifies Seller;

(ii)              by Amber Purchaser, if Seller shall have breached any representation or warranty or failed to comply with any covenant or agreement applicable to Seller that would cause any Closing Condition set forth in Section 10.1 that is applicable to Amber Purchaser not to be satisfied and such (i) Closing Condition is incapable of being satisfied by the Outside Date or (ii) breach has not been cured on or prior to the earlier of (A) the date that is thirty (30) days from the date that Seller is notified in writing by Amber Purchaser of such breach or failure to perform or (B) the day prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 11.1(c) shall not be available to Amber Purchaser if Amber Purchaser is then in material breach of any representation, warranty or covenant contained in this Agreement that would give rise to the failure of a closing condition set forth in Section 10.2; provided, further, Amber Purchaser shall notify McKissock of any election under this Section 11.1(c) (including notice of any breach or failure to perform) at the same time that Amber Purchaser notifies Seller;

(d)               by Seller or either Purchaser, if the Closing has not occurred by May 24, 2022 (such date, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 11.1(d) shall not be available to (i) Seller if its failure to fulfill any obligation under this Agreement has been the principal cause of the failure of the Closing to occur by the Outside Date or (ii) a Purchaser if its failure to fulfill any obligation under this Agreement has been the principal cause of the failure of the Closing to occur by the Outside Date;

(e)               by Seller or either Purchaser in the event that any Governmental Authority shall have issued an Order that permanently enjoins or otherwise makes illegal the sale of the Equity Interests pursuant to this Agreement and such Order shall have become final and non-appealable; or

(f)               by Seller, if (i) all of the Closing Conditions set forth in Section 10.1 and Section 10.3 are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing (assuming the satisfaction of those conditions at such time if Closing were to occur at such time)), (ii) the Seller has given irrevocable written notice to each Purchaser that all of the Closing Conditions set forth in Section 10.1 and Section 10.3 are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), the Seller and the Selling Subsidiaries are ready, willing and able to consummate the Closing (a “Closing Notice”), (iii) either Purchaser shall have failed to consummate the Transactions on the date the Closing is required to occur pursuant to Section 3.1 and (iv) either Purchaser fails to consummate the Transactions on or before the third (3rd) Business Day after the date the Closing is required to occur pursuant to Section 3.1.

11.2          Notice of Termination. If this Agreement is terminated pursuant to Section 11.1, written notice of such termination (a “Termination Notice”) shall be given by the terminating party to each other party to this Agreement (setting forth a reasonably detailed description of the basis on which, and the section of this Agreement pursuant to which, such party is terminating the Agreement).

11.3          Effect of Termination. If this Agreement is terminated in accordance with Section 11.1 and Section 11.2, all rights and obligations of the parties shall terminate without any liability of any party or other Person; provided that (a) the rights and obligations of the parties under Section 6.8 (Exclusivity; Confidentiality) and the Surviving Payment Obligations), this Section 11.3 (Effect of Termination) and Article XII (Miscellaneous Provisions) shall survive termination of this Agreement and (b) subject to Section 11.4, nothing herein shall relieve any party to this Agreement from liability for Willful Breach of any covenant or agreement contained herein occurring prior to termination or Fraud.

11.4          Purchaser Termination Fee.

(a)               In the event that this Agreement is terminated (x) (i) by the Seller pursuant to Section 11.1(b) or Section 11.1(f) or (ii) by Seller or either Purchaser pursuant to Section 11.1(d) and at that time Seller could have terminated pursuant to Section 11.1(b) or Section 11.1(f) and the conditions set forth in Section 10.1(d) have been satisfied (each such termination described in clause (i) and (ii), a “General Qualified Termination”) then, in each such case, the Amber Purchaser and/or McKissock, as applicable, shall pay or cause to be paid to the Seller, the Amber Purchaser Fee, the McKissock Fee or the At-Fault Termination Fee in an amount determined pursuant to Section 11.4(a)(i), (ii) or (iii), or (y) by Seller or McKissock pursuant to Section 11.1(d) provided that all of the Closing Conditions applicable to the Blue/Orange Transaction, other than the Closing Condition set forth in Section 10.3(a)(ii), had been satisfied or, if permissible, waived (other than those conditions that by their nature were to be satisfied at the Closing) (a “Qualified Antitrust Termination”) then McKissock shall pay or cause to be paid to the Seller the HSR Termination Fee in an amount determined pursuant to Section 11.4(a)(iv).

(i)               Subject to Section 11.4(a)(v), in the event of a General Qualified Termination pursuant to which both the Amber Transaction and the Blue/Orange Transaction fail to close, if the provisions of Sections 11.4(a)(ii) and 11.4(a)(iii) do not apply, Amber Purchaser shall pay or cause to be paid to the Seller, a termination fee of $30,000,000 (the “Amber Purchaser Fee”) and McKissock shall pay or cause to be paid to the Seller, a termination fee of $30,000,000 (the “McKissock Fee”). In the event of a General Qualified Termination to which this Section 11.4(a)(i) applies, the total amount of the Purchaser Termination Fee shall be equal to the McKissock Fee plus the Amber Purchaser Fee.

(ii)              Subject to Section 11.4(a)(v) and in the event that Section 11.4(a)(iii) does not apply, in the event of a General Qualified Termination pursuant to which both the Amber Transaction and the Blue/Orange Transaction fail to close, if (A) such General Qualified Termination would not have occurred but for a breach of this Agreement that gives rise to such General Qualified Termination by one of (but not both) the Amber Purchaser or the McKissock Purchaser (the “At-Fault Purchaser”) and (B) a Purchaser has previously delivered a Cure Notice pursuant to Section 11.4(a)(vi) (in which case the Purchaser that did not deliver a Cure Notice will be the At-Fault Purchaser), then such At-Fault Purchaser shall be solely responsible for the payment to Seller of a Purchaser Termination Fee in the amount of $60,000,000 (the “At-Fault Termination Fee”), and neither the other Purchaser (nor any of its Purchaser Related Parties) shall have any further liability to Seller, to any Seller Related Party, or to the At-Fault Purchaser (or any of the At-Fault Purchaser’s Purchaser Related Parties) in respect of any portion of the Purchaser Termination Fee or for monetary damages (other than reimbursement or payment required under the Surviving Payment Provisions) arising from such termination. For the avoidance of doubt, once the At-Fault Termination Fee has been paid to Seller, Seller cannot recover the At-Fault Termination Fee from the other Purchaser and Seller shall only be entitled to collect (but for the avoidance of doubt, shall not be restricted from bringing claims with respect to,) either (x) the At-Fault Termination Fee pursuant to this Section 11.4(a)(ii) or (y) the Amber Purchaser Fee and the McKissock Fee pursuant to Section 11.4(a)(i), and in no event shall Seller be entitled to collect the At-Fault Termination Fee and the HSR Termination Fee or the McKissock Fee and the HSR Termination Fee; provided, however that in the event of a General Qualified Termination with respect to the Amber Transaction and a Qualified Antitrust Termination with respect to the Blue/Orange Transaction, Seller may collect both the Amber Purchaser Fee and the HSR Termination Fee.

(iii)             In the event that the Seller makes an election pursuant to Section 3.1(b) to proceed with the Closing only with respect to a Closeable Transaction, following the Closing of which there occurs a General Qualified Termination (or a Qualified Antitrust Termination, if applicable) with respect to the Outstanding Transaction, the relevant Purchaser under the Outstanding Transaction (the “Outstanding Purchaser”) shall be solely responsible for the payment to Seller of a Purchaser Termination Fee in the amount of (x) if the Outstanding Purchaser is the Amber Purchaser, the Amber Purchaser Fee or (y) if the Outstanding Purchaser is McKissock, the McKissock Fee or the HSR Termination Fee, as applicable, and the Purchaser of the Closeable Transaction shall not have any liability to Seller, to any Seller Related Party, or to the Outstanding Purchaser (or any of the Outstanding Purchaser’s Purchaser Related Parties) in respect of any portion of the Purchaser Termination Fee or for monetary damages arising from such termination.

(iv)             Subject to Section 11.4(a)(v), in the event of a Qualified Antitrust Termination pursuant to Section 11.4(a)(y) above, then McKissock shall pay or cause to be paid to the Seller, a termination fee of $10,000,000 (the “HSR Termination Fee”). In the event of a Qualified Antitrust Termination to which this Section 11.4(a)(iv) applies, the total amount of the Purchaser Termination Fee payable by McKissock shall be equal to the HSR Termination Fee, it being understood and agreed that in no event shall McKissock be required to pay the HSR Termination Fee in addition to the McKissock Fee and/or At-Fault Termination Fee; provided that in the event that Seller is entitled to one or more of the HSR Termination Fee, the McKissock Fee and the At-Fault Termination Fee from McKissock, Seller shall be entitled to collect the greater of the HSR Termination Fee, the McKissock Fee and the At-Fault Termination Fee. In no event shall Amber Purchaser be liable for any portion of the HSR Termination Fee.

(v)              For the avoidance of doubt, in the case of any Qualified Termination pursuant to which a Purchaser Termination Fee shall be payable under any of the foregoing Subsections, each of McKissock’s and Amber Purchaser’s obligation to pay any Purchaser Termination Fee (if any) shall be several and not joint, and under no circumstances shall McKissock or Amber Purchaser be obligated to pay any amount of the other Purchaser’s Purchaser Termination Fee, nor any amount in excess of the amount of such Purchaser’s portion of the Purchaser Termination Fee as set forth in Subsection 11.4(a)(i), Subsection 11.4(a)(ii), Subsection 11.4(a)(iii) or Subsection 11.4(a)(iv). The payment of any Purchaser Termination Fee Amount shall be made in cash by wire transfer of immediately available funds to an account designated in writing by the Seller, as promptly as reasonably practicable (and, in any event, within three (3) Business Days following delivery of a notice of termination pursuant to Section 11.2), it being understood that in no event shall the Purchasers be required to pay the Purchaser Termination Fee on more than one occasion.

(vi)             Notwithstanding anything to the contrary set forth in this Section 11.4(a), in the case of any General Qualified Termination, if one of the Purchasers (but not both) delivers a Cure Notice in good faith to Seller within two (2) Business Days following receipt of either (i) a notice of intent to terminate pursuant to Section 11.1(b) from Seller delivered at least three (3) Business Days prior to the delivery of a Termination Notice pursuant to Section 11.2 or (ii) a Closing Notice pursuant to Section 11.1(f), such Purchaser shall not have any liability to Seller, to any Seller Related Party, or to the Outstanding Purchaser (or any of the Outstanding Purchaser’s Purchaser Related Parties) in respect of any portion of the Purchaser Termination Fee or for monetary damages arising from such termination (other than reimbursement or payment of amounts required to be paid under the Surviving Payment Provisions). Notwithstanding the foregoing, in the case of a General Qualified Termination where (A) a Cure Notice was previously delivered by a Purchaser and such Purchaser subsequently refuses or fails to consummate the Transactions (other than as a result of Seller’s refusal or failure to close) when required pursuant to Section 11.1(f) or, in respect of a Closeable Transaction, in accordance with Section 3.1(b), then such Purchaser shall not be relieved of its obligations pursuant to this Section 11.4(a)(vi), and each Purchaser shall bear its portion of the Purchaser Termination Fee pursuant to Section 11.4(a)(i).

(vii)            For the avoidance of doubt, in the event of a Qualified Termination where Seller is entitled to collect from McKissock any of the McKissock Fee, the At-Fault Termination Fee or the HSR Termination Fee, Seller shall be entitled to receive the greatest Purchaser Termination Fee that it is entitled to receive from McKissock based on the facts and circumstances, as long as a reasonably detailed description of the basis upon which, and the section of this Agreement pursuant to which, Seller is terminating the Agreement is set forth in the Termination Notice.

(b)               Notwithstanding anything to the contrary in this Agreement, in the event that a General Qualified Termination occurs and Seller has the right to receive payment of the Purchaser Termination Fee from a Purchaser or both Purchasers, as applicable, pursuant to Section 11.4, (A) the Seller’s receipt of (i) such Purchaser Termination Fee(s), (ii) any indemnification and reimbursement payments due pursuant to the Surviving Payment Provisions, if due and payable and (iii) any Enforcement Costs that are owed by a Purchaser or both Purchasers, as applicable, shall, subject to Section 12.10, be the sole and exclusive remedy of the Seller and the Seller Related Parties against the Purchasers, any Purchaser Related Party and any Debt Financing Source Related Party for any loss, damage, liability, obligation, cost or expense of any nature whatsoever suffered as a result of any breach of any representation, warranty, covenant or agreement or otherwise in this Agreement, the Commitment Letters and the Limited Guarantees (except, for the avoidance of doubt, for the Guarantors’ obligations under the Limited Guarantees, subject to the limitations contained therein) or any representation made or alleged to be made in connection herewith or therewith (in each case, whether a Willful Breach or otherwise), the failure of the transactions hereby or thereby to be consummated or the termination of this Agreement, or in connection with or arising out of this Agreement, the Commitment Letters and the Limited Guarantees (except, for the avoidance of doubt, for the Guarantors obligations under the Limited Guarantees, subject to the limitations contained therein), and (B) upon payment of such Purchaser Termination Fee, any Enforcement Costs (if any), and any indemnification and reimbursement payments pursuant to the Surviving Payment Provisions (if any, as and when due), none of Purchasers, any Purchaser Related Party or Debt Financing Source Related Party shall have any further liability or obligation relating to or arising out of this Agreement, the Commitment Letters and the Limited Guarantees or the Transactions contemplated hereby or thereby and none of the Seller or its Affiliates shall seek to recover any losses, damages, liabilities, obligations, costs or expenses of any nature whatsoever against any such Person; provided that nothing in this Section 11.4(b) shall limit the right of the Seller (w) in circumstances where (i) a Purchaser has terminated the Agreement pursuant to Section 11.1(c) and at the time of such termination, the other Purchaser Willfully Breached this Agreement or has committed Fraud or (ii) only the HSR Termination Fee is payable or has been paid, to bring or maintain any claim, action or proceeding against such Purchaser that has Willfully Breached this Agreement or has committed Fraud, for which all applicable legal and equitable remedies shall be available to Seller, except with respect to any claims against McKissock or its Purchaser Related Parties related to breaches of Section 6.9, which shall terminate upon payment of any such HSR Termination Fee by McKissock (including, without limitation, even if such breach would constitute a Willful Breach), subject to the limitations set forth in the last sentence of this Section 11.4(b) and Section 11.4(c) (provided that for purposes of this Section 11.4(b)(w), reference to $60,000,000 in the definition of Damages Cap shall be deemed to be $30,000,000 per Purchaser), (x) to bring or maintain any claim, action or proceeding for an injunction, specific performance or other equitable relief against any or both Purchasers, to the extent provided in Section 12.10, unless the Purchaser Termination Fee with respect to such Purchaser or Purchasers has been paid in accordance with this Section 11.4, (y) to bring or maintain any claim, action or proceeding against CG Parent Holdings, LLC and/or Wendel North America, as applicable, for a breach of the Confidentiality Agreement or (z) to be indemnified or reimbursed (as applicable) in accordance with the Surviving Payment Provisions if any, as and when due. For the avoidance of doubt, (1) no Purchaser shall be liable under this Section 11.4(b) for the payment of any amounts owed by the other Purchaser and (2) while the Seller may pursue both a grant of specific performance under Section 12.10 and the payment of the Purchaser Termination Fee under this Section 11.4 from each Purchaser, under no circumstances shall the Seller be permitted or entitled to receive from the same Purchaser (i) both a grant of specific performance to cause the Equity Financing to be funded at the Closing in accordance with Section 12.10, on the one hand, and payment of all or a portion of the Purchaser Termination Fee (and Enforcement Costs, if any) or monetary damages and payments under the Surviving Payment Provisions if any, as and when due, on the other hand, or (ii) both payment of any monetary damages whatsoever, on the one hand, and payment of all or a portion of the Purchaser Termination Fee (and Enforcement Costs, if any) and payments under the Surviving Payment Provisions if any, as and when due, on the other hand.

(c)               Notwithstanding anything to the contrary set forth in this Agreement, upon the valid termination of this Agreement in accordance with the terms hereof in any circumstance in which the Purchaser Termination Fee is not payable pursuant to this Section 11.4, except with respect to claims against CG Parent Holdings, LLC and/or Wendel North America, as applicable, for a breach of the Confidentiality Agreement subject to the terms thereof and as provided therein, in no event shall the Seller or any Seller Related Party, on the one hand, or a Purchaser or any Purchaser Related Party, on the other hand be entitled to monetary damages, individually or in the aggregate, in excess of the sum of (i) $60,000,000 plus (ii) any Enforcement Costs (if any), plus (iii) any indemnification and reimbursement payments pursuant to the Surviving Payment Provisions if any, as and when due (the “Damages Cap”) for all losses, damages, liabilities, obligations, costs or expenses of any nature whatsoever suffered in respect of, relating to or arising out of this Agreement (or the abandonment or termination thereof for any reason or for no reason) or the Transactions or the Commitment Letters or the Limited Guarantees (or the abandonment or termination thereof for any reason or for no reason) or the transactions contemplated thereby or any breach of any representation, warranty, covenant or agreement or otherwise in respect of this Agreement, the Commitment Letters or the Limited Guarantees. The Seller hereby agrees (on behalf of itself and the Seller Related Parties), and each Purchaser hereby agrees (on behalf of itself and its respective Purchaser Related Parties), that (A) in all circumstances hereunder (including in the event of a Willful Breach or otherwise), the maximum aggregate monetary liability of the Purchasers, on the one hand (and the Guarantors in accordance with and subject to the limitations in the Limited Guarantees), and Seller, on the other hand, shall be limited to the Damages Cap, (B) in no event shall any of the Seller or the Seller Related Parties, on the one hand, or either Purchaser or their respective Purchaser Related Parties, on the other hand, seek to recover any monetary damages in excess of the Damages Cap in connection herewith, (C) neither the Seller or any of the Seller Related Parties, on the one hand, nor either Purchaser or any of its respective Purchaser Related Parties, on the other hand, shall, and Seller hereby agrees (on behalf of itself and the Seller Related Parties), on the one hand, and each Purchaser hereby agrees (on behalf of itself and its respective Purchaser Related Parties), on the other hand, not to institute any Proceeding to seek recovery of monetary damages in excess of the Damages Cap from any Purchaser, Guarantor or their Affiliates or any Purchaser Related Party (other than claims by the Seller against a Guarantor under the applicable Limited Guarantee (in accordance with and subject to the limitations therein)), on the one hand, or from any Seller or its Affiliates or any Seller Related Party, on the other hand and (D) if a Purchaser has delivered a Cure Notice pursuant to Section 11.4(a)(vi), such Purchaser shall not be liable for or obligated to pay any monetary damages or all or any portion of the Purchaser Termination Fee (other than any payments due under the Surviving Payment Provisions).

(d)              If a Purchaser fails to promptly pay any amount due pursuant to this Section 11.4 when due, such Purchaser shall also pay (or be liable for and the applicable Guarantor shall pay pursuant to its Limited Guarantee, subject to the terms thereof), on a several, and not joint basis, (i) any reasonable out-of-pocket costs and expenses incurred by Seller or its Affiliates to enforce such payment and (ii) interest on such unpaid amount, at a rate per annum, compounded on a daily basis, equal to the prime interest rate published in the Wall Street Journal on the date such interest begins accruing from (and including) the date such amount was required to be paid up to (but excluding) the payment date (such amounts described in the foregoing clauses (i) and (ii) collectively, the “Enforcement Costs”); provided that in no event shall the Enforcement Costs payable by a Purchaser exceed $2,500,000 in the aggregate for each such Purchaser.

(e)               Each of the parties acknowledges and agrees, on behalf of itself and its respective Affiliates, successors and assigns, that (i) the agreements contained in this Section 11.4 are an integral part of the transactions contemplated hereby and that the Seller would not have entered into this Agreement without the agreements in this Section 11.4, (ii) the liabilities and damages that may be incurred or suffered by Seller in circumstances in which a Purchaser Termination Fee is payable are uncertain and difficult to ascertain, (iii) the Purchaser Termination Fee represents a reasonable estimate of probable liabilities and damages incurred or suffered by Seller in these circumstances, (iv) such amount is not excessive or unreasonably large, given the parties’ intent and dealings with each other, and, in circumstances where the Purchaser Termination Fee is payable, the Seller’s right to receive the Purchaser Termination Fee shall be deemed to be liquidated damages and shall not be argued by any party to be or be construed as a penalty, and (v) each party expressly waives any right to argue, assert or claim any of the foregoing in any dispute among the parties and/or any of their respective Affiliates, successors or assigns, arising out of this Agreement.

Article XII

MISCELLANEOUS PROVISIONS

12.1          Expenses. Whether or not the Transactions are consummated, unless otherwise expressly provided herein, and except as otherwise specified in the Transaction Agreements, each party shall pay its own costs and expenses in connection with this Agreement and the Transactions, including the fees and expenses of its advisers, accountants and legal counsel. For the avoidance of doubt, with respect to any costs and expenses that are to be shared by Purchasers hereunder (including, for the avoidance of doubt, Section 6.4), Amber Purchaser shall be responsible for any costs and expenses incurred with respect to or primarily related to the ACAMS Business and Amber Companies, on the one hand, and McKissock shall be responsible for any costs and expenses incurred with respect to or primarily related to the Becker Business, Becker Companies, the OCL Business and the OCL Companies.

12.2          Survival. The representations and warranties contained in this Agreement or in any other agreement, certificate or other document executed in connection herewith shall terminate and not survive the Closing. The sole and exclusive remedy of each Purchaser in respect of any and all rights and claims for any breach of representation or warranty is the right to terminate this Agreement prior to the Closing pursuant to Article XI. The covenants and agreements contained in this Agreement and to be performed at or prior to the Closing shall not survive the Closing and no party shall have any liability with respect thereto from and after the Closing. The covenants and agreements contained herein to be performed or complied with after the Closing shall survive the Closing in accordance with their respective terms.  Notwithstanding the foregoing, this Section 12.2 shall not prevent or restrict (i) the right of any party to obtain injunctive relief or specific performance from a court of competent jurisdiction or (ii) any claims after the Closing in respect of Fraud in accordance with and subject to Section 12.12.

12.3          Interpretation. Except as otherwise explicitly specified to the contrary, (a) references to a Section, Article, exhibit or schedule means a Section or Article of, or schedule or exhibit to this Agreement, unless another agreement is specified, (b) the word “including” (and words of similar import) means “including, without limitation,” (c) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case, as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, and words of one gender shall be held to include the other gender as the context requires, (e) references to the parties means the parties hereto, unless another agreement is specified, (f) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement, (g) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if,” (h) the headings contained in this Agreement, in any exhibit or schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, (i) references to “$” shall mean United States dollars, (j) the word “or” is not exclusive, (k) the words “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement including the schedules and exhibits hereto, (l) the word “any” means “any and all,” (m) the words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form, (n) no provision of this Agreement is to be construed to require, directly or indirectly, any Person to take any action, or omit to take any action, to the extent such action or omission would violate applicable Legal Requirements, (o) if the last day of the time period for the giving of any notice or the taking of any action required under this Agreement falls on a day that is not a Business Day, the time period for giving such notice or taking such action shall be extended through the next Business Day following the original expiration date of such, (p) any reasonable actions taken, or omitted to be taken, by Seller or its Affiliates (prior to, on or after the date of this Agreement) arising out of, relating to or resulting from COVID-19 or COVID-19 Measures shall be deemed to be included in the phrase “ordinary course of business”, (q) references to a Purchaser shall refer to each Purchaser (and for the avoidance of doubt, references to “Purchasers” shall refer to both Purchasers) unless such reference relates to an obligation or liability or right that is specific to the ACAMS Business, Becker Business, or OCL Business, or to the ACAMS Companies, Becker Companies, or OCL, in which case it shall be construed to reference the Purchaser that will own, directly or indirectly, the applicable Acquired Companies (specifically, McKissock, in the case of the Becker Companies and OCL, and Amber Purchaser, in the case of the ACAMS Companies), and (r) Seller and Purchasers have each participated in the negotiation and drafting of this Agreement and the other Transaction Agreements and if an ambiguity or question of interpretation should arise, this Agreement and the other Transaction Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or the other Transaction Agreements. This Agreement is intended to address, separately and independently, (i) as between Seller and McKissock, the sale and purchase of the Equity Interests of the Becker Companies and OCL and (ii) as between Seller and Amber Purchaser, the sale and purchase of the Equity Interests of the ACAMS Companies. For the avoidance of doubt, in furtherance of the foregoing, each adjustment to the ACAMS Purchase Price pursuant to Section 2.4 or Becker/OCL Purchase Price pursuant to Section 2.4, respectively, and every representation, warranty, and covenant herein shall be given independent significance with respect to the ACAMS Business, Becker Business and OCL Business (and the corresponding ACAMS Companies, Becker Companies, and OCL), and each such adjustment, representation, warranty and covenant shall only be enforceable by Seller against the applicable Purchaser and by the applicable Purchaser against Seller, other than as expressly contemplated herein (including as set forth in Section 6.18 and Section 7.6, but subject to the terms and conditions thereof). In furtherance of the foregoing, each representation and warranty in this Agreement is given independent effect so that if a particular representation and warranty proves to be incorrect or is breached, the fact that another representation and warranty concerning the same or similar subject matter is correct or is not breached, whether such other representation and warranty is more general or more specific, narrower or broader or otherwise, will not affect the incorrectness or breach of such particular representation and warranty.

12.4          Entire Agreement. This Agreement, the other Transaction Agreements and the Confidentiality Agreements, including the other documents, agreements, exhibits and schedules specifically referred to herein and therein, constitute the entire agreement between and among the parties with regard to the subject matter hereof, and supersede all prior agreements and understandings with regard to such subject matter. Except as otherwise set forth in another Transaction Agreement or in the case of Fraud, no party shall have any claim or remedy in respect of any statement, representation, warranty or undertaking, made by or on behalf of the other party in relation to the Transactions which is not expressly set forth in this Agreement.

12.5         Amendment and Waivers. This Agreement shall not be amended or modified, in whole or in part, except by supplemental agreement or amendment signed by Seller and Purchaser. No failure or delay by a party in exercising any right or remedy provided by Legal Requirement or under this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy. The waiver by any party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any other provision or any subsequent breach.

12.6          Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties and their respective successors and permitted assigns; provided, however, that no party may assign any right or obligation hereunder without the prior written consent of the other party, and any assignment in violation of this Section 12.6 shall be null and void. Notwithstanding the foregoing, either Purchaser may, without the need for further consent from Seller (a) assign any or all of its rights and interests hereunder to one or more of its Affiliates; (b) designate one or more of its Affiliates to perform its obligations hereunder; and/or (c) assign its rights hereunder to any lenders or financing sources; provided that in any or all of which cases the applicable Purchaser nonetheless shall remain responsible for the performance of all of its obligations hereunder. Notwithstanding anything to the contrary in this Section 12.6, no assignment shall relieve the assigning party of its obligations hereunder.

12.7          Governing Law. Except as otherwise provided herein pursuant to Section 12.21, this Agreement, the rights of the parties and all Proceedings arising in whole or in part under or in connection herewith, will be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any other jurisdiction.

12.8          Jurisdiction; Venue; Service of Process.

(a)               Except as otherwise provided herein pursuant to Section 12.21, each of the parties, by its execution hereof, hereby (i) irrevocably submits to the exclusive jurisdiction of the Delaware Chancery Court (or, if the Delaware Chancery Court declines to accept jurisdiction, any United States District Court located in the State of Delaware or any state court of the State of Delaware) for the purpose of any Proceeding among any of the parties relating to or arising in whole or in part under or in connection with this Agreement, any other Transaction Agreement or the Transactions, (ii) waives to the extent not prohibited by applicable Legal Requirements, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Proceeding brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other Proceeding in any other court other than one of the above-named courts or that this Agreement, any other Transaction Agreement or the subject matter hereof or thereof may not be enforced in or by such court and (iii) agrees not to commence any such Proceeding other than before one of the above-named courts. Notwithstanding the previous sentence, a party may commence any Proceeding in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b)               Each of the parties (i) consents to service of process in any Proceeding among any of the parties relating to or arising in whole or in part under or in connection with this Agreement, any other Transaction Agreement or the Transactions in any manner permitted by Delaware law, (ii) agrees that service of process made in accordance with the foregoing clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 12.14, will constitute good and valid service of process in any such Proceeding and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Proceeding any claim that service of process made in accordance with the foregoing clause (i) or (ii) does not constitute good and valid service of process. This Section 12.8 shall not apply to any dispute that is required to be decided by the Settlement Accountant.

(c)              Notwithstanding anything to the contrary contained in this Section 12.8, each party to this Agreement acknowledges and irrevocably agrees (i) none of the Debt Financing Sources, or Debt Financing Source Related Parties, shall have any liability to the Seller, any Acquired Company or any of their respective Representatives or Affiliates relating to or arising out of this Agreement, the Debt Financing or otherwise, for any claims, causes of action, obligations or losses arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach, whether in law or in equity, whether in contract or in tort or otherwise, and none of the Sellers, the Acquired Companies or any of their respective Representatives or Affiliates will have any rights or claims against any of the Debt Financing Sources hereunder or thereunder, and in no event shall any of the Sellers, the Acquired Companies or any of their respective Representatives or Affiliates be entitled to seek the remedy of specific performance of this Agreement against the Debt Financing Sources; and (ii) that the Debt Financing Sources are beneficiaries of and may enforce any liability cap or limitation on damages or remedies in this Agreement.

12.9        Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENTS THAT CANNOT BE WAIVED, THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER TRANSACTION AGREEMENT OR ANY OF THE TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT BETWEEN THE PARTIES UNCONDITIONALLY AND IRREVOCABLY TO WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THIS AGREEMENT, ANY OTHER TRANSACTION AGREEMENT OR ANY OF THE TRANSACTIONS AND THAT SUCH PROCEEDINGS WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

12.10      Specific Performance.

(a)              Each party acknowledges and agrees that, in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, (a) the other party will be irreparably damaged and (b) such party would not have any adequate remedy at law and would not be adequately compensated by monetary damages. Accordingly, in addition to any other right or remedy to which a party may be entitled, at law or in equity, but subject to Section 12.10(b), that party shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to compel specific performance of the terms and provisions of this Agreement (including to require another party to consummate the Closing as contemplated hereby if it is required to do so hereunder, in accordance with and subject to the provisions of Section 12.10(b)), without (x) the need for proof of actual damages or (y) the requirement of securing or posting any bond or other security or indemnity. Furthermore, subject to Section 12.10(b) each party irrevocably waives and agrees not to raise any objections or defenses that the equitable remedy of specific performance is (i) unavailable to prevent or restrain breaches of this Agreement or to specifically enforce the terms of this Agreement (including to require the other party to consummate the Closing as contemplated hereby), (ii) invalid, (iii) unenforceable, (iv) contrary to law, (v) inequitable for any reason, or that a remedy of monetary damages would provide an adequate remedy.

(b)               Notwithstanding anything in this Agreement to the contrary, the parties hereby further acknowledge and agree that prior to the Closing, the Seller shall only be entitled to specific performance in order to cause either Purchaser to draw down the full proceeds of its respective Equity Commitment Letter and to cause a Purchaser to consummate the Transactions contemplated hereby including to effect the Closing in accordance with Section 3.1 (including Section 3.1(b), if applicable), on the terms and subject to the conditions in this Agreement, in each case only if, and only if, (A) subject to Section 3.1(b) the Closing Conditions in Section 10.1 and Section 10.3 and (other than those conditions that by their nature are to be satisfied at the Closing (subject to the satisfaction or waiver of those conditions at the Closing)) have been and continue to be satisfied at the time the Closing is required to have occurred pursuant to Section 3.1, (B) a Purchaser fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 3.1, (C) except where Seller has made an election pursuant to Section 3.1(b), the Seller is concurrently seeking specific performance of such other Purchaser’s obligation to draw down the full proceeds of its Equity Commitment Letter and to cause such Purchaser to consummate the transactions contemplated hereby including to effect the Closing in accordance with Section 3.1, unless such other Purchaser has satisfied its obligations and has agreed to or has drawn down the full proceeds of its Equity Commitment Letter, and the Debt Financing (or the Alternative Financing or other financing sources) has been or will be funded, and has confirmed to Seller that it is ready, willing and able to take all actions within its control to consummate the Closing, (D) the Debt Financing (or the Alternative Financing or other financing sources) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing (or, if Seller has made an election pursuant to Section 3.1(b), the Debt Financing for the Closeable Transaction has been funded or will be funded if the Equity Financing for the Closeable Transaction is funded at the Closing), and (E) the Seller has given irrevocable written notice to each Purchaser (or the relevant Purchaser if Seller has made an election pursuant to Section 3.1(b)), that it is ready, willing and able to take all actions within its control to consummate the Closing and that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur.

(c)               For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, while the Seller may pursue both a grant of specific performance of the consummation of the Transactions under Section 12.10(b) and the payment of the Purchaser Termination Fee under Section 11.4 from each Purchaser from which a Purchaser Termination Fee is due and payable, under no circumstances shall the Seller be permitted or entitled to receive both a grant of specific performance of the consummation of the Transactions under Section 12.10(b) and monetary damages in connection with this Agreement or any termination of this Agreement, including all or any portion of the Purchaser Termination Fee from each Purchaser from which a Purchaser Termination Fee is due and payable.

12.11       Severability. Each of the provisions of this Agreement is severable, if any such provision is held to be or becomes invalid or unenforceable in any respect under the Legal Requirements of any jurisdiction, it shall have no effect in that respect and the parties shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

12.12       Certain Releases; Non-Recourse.

(a)               Each Purchaser, for itself and on behalf of its respective Purchaser Related Parties (including, after the Closing, the Acquired Companies) and its and their Representatives and other representatives, acknowledges and agrees that, from and after the Closing, to the fullest extent permitted under applicable Legal Requirements, any and all rights, other claims and causes of action it may have against Seller or any of the Seller Related Parties and their Representatives or other representatives (each, a “Seller Releasee”) arising out of, based upon or resulting from conduct occurring on or prior to the Closing Date relating to or in respect of the ownership, management or operation of each Business or the Acquired Companies, whether arising under, or based upon, any Legal Requirement (including common law) or otherwise (including any rights, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law) are hereby irrevocably waived (the “Purchaser Released Claims”); provided, however, that nothing contained in this Section 12.12(a) shall be deemed to waive such Purchaser’s rights, or release Seller or its Controlled Affiliates from its obligations and liabilities, (i) under this Agreement or the other Transaction Agreements, (ii) arising out of ordinary course commercial relationships unrelated to the Transactions or (iii) arising out of Fraud and this release shall only relate to those Purchaser Released Claims arising from conduct occurring at or before the Closing. Furthermore, without limiting the generality of this Section 12.12(a), no claim or cause of action will be brought or maintained by, or on behalf of, either Purchaser or any of its Affiliates (including, after the Closing, the Acquired Companies) against any Seller Releasee, and no recourse will be sought or granted against any of them, by virtue of, or based upon, any Purchaser Released Claim.

(b)                Seller, for itself and on behalf of the Seller Related Parties and its and their Representatives and other representatives, acknowledges and agrees that, from and after the Closing, to the fullest extent permitted under applicable Legal Requirements, any and all rights, other claims and causes of action it may have against a Purchaser or any of its Purchaser Related Parties (including, after the Closing, the Acquired Companies) (each, a “Purchaser Releasee”) arising out of, based upon or resulting from conduct occurring on or prior to the Closing Date relating to or in respect of the Transactions (the “Seller Released Claims”) are hereby irrevocably waived; provided, however, that nothing contained in this Section 12.12(b) shall be deemed to waive Seller’s rights, or release such Purchaser or its Controlled Affiliates from its obligations and liabilities, (i) under this Agreement or the other Transaction Agreements (other than the certificate contemplated by Section 10.2(c)), (ii) arising out of ordinary course commercial relationships unrelated to the Transactions or (iii) any actions arising out of Fraud and this release shall only relate to those Seller Released Claims arising from conduct occurring at or before the Closing. Furthermore, without limiting the generality of this Section 12.12(b), no claim or cause of action will be brought or maintained by, or on behalf of, Seller or any of its Affiliates against any Purchaser Releasee, and no recourse will be sought or granted against any of them, by virtue of, or based upon, any Seller Released Claim.

(c)               Notwithstanding anything in this Agreement to the contrary, except solely to the extent otherwise set forth in the Equity Commitment Letters and Limited Guarantees, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party, and except to the extent a named party to this Agreement or the Equity Commitment Letters and Limited Guarantees (and then only to the extent of the specific obligations undertaken by such named party in this Agreement or the Equity Commitment Letters and Limited Guarantees and not otherwise) each party acknowledges and agrees that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any Seller Releasee (other than Seller), Purchaser Releasee (other than Purchasers) or any Debt Financing Source Related Parties whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Legal Requirement, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Seller Releasee (other than Seller), Purchaser Releasee (other than Purchasers) or any Debt Financing Source Related Parties for any obligation of Seller or Purchasers under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation. The provisions of this Section 12.12 are intended to be for the benefit of, and enforceable by, the Seller Releasees, Purchaser Releasees and the Debt Financing Source Related Parties, and each such Person shall be a third-party beneficiary of this Section 12.12, and this Section 12.12 may not be amended in a manner adverse to the Debt Financing Source Related Parties without the consent of the Debt Financing Source Related Party affected thereby.

12.13       The Seller Disclosure Schedule, Exhibits and Schedules. The Seller Disclosure Schedule, schedules and exhibits attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. The representations and warranties of Seller set forth in this Agreement are made and given subject to the disclosures contained in the Seller Disclosure Schedule. Inclusion of information in the Seller Disclosure Schedule will not be construed as an admission that such information is material to the business, operations or condition (financial or otherwise) of Seller, the Business or any Acquired Company. Disclosure of any matter in any Section of the Seller Disclosure Schedule shall be deemed to be disclosure of such matter with respect to any other schedule of the Seller Disclosure Schedule to which such matter is specifically cross referenced or to which such matter relates to the extent it is reasonably apparent on its face from a reading of the text of such disclosure that such disclosure applies to the relevant representation or warranty of such other Section. The headings contained in the Seller Disclosure Schedule are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

12.14       Notices. Any notice required or permitted to be given hereunder shall be sufficient if in writing and shall be deemed to have been duly given or made: (a) when personally delivered, (b) when delivered by email transmission with receipt confirmed (other than automatically generated confirmation) or (c) one (1) Business Day after deposit with an overnight courier service, in each case to the addresses, email addresses and attention parties indicated below (or such other address, email address or attention party as the recipient party has specified by prior notice given to the sending party in accordance with this Section 12.14):

To McKissock at:

c/o McKissock, LLC
1801 Park 270 Dr., Suite 600
St. Louis, MO 63146

Attention:	Jeff James
Email:	jeff.james@colibrigroup.com

With copies (which shall not constitute notice), to:

Gridiron Capital, LLC
220 Elm Street
New Canaan, CT 06840

Attn:	Will Hausberg and Douglas Rosenstein
Email:	whausberg@gridironcapital.com and
drosenstein@gridironcapital.com

With copies (which shall not constitute notice) to:

Finn Dixon & Herling LLP
Six Landmark Square
Stamford, Connecticut 06901

Attention:	Neil Ruben; Austin Pendleton
Email:	nruben@fdh.com; apendleton@fdh.com

To Amber Purchaser at:

Wendel Luxembourg SA
5 rue Pierre d’ Aspelt L1142
L-1142 Luxembourg
Grand Duchy of Luxembourg

Attention:	Legal Department
Email:	wluxlegal@wendelgroup.com;
direction-juridique@wendelgroup.com

With copies (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Ave.

New York, NY 10022

Attention:	Michael Weisser, P.C., Laura Sullivan, P.C.
Email:	michael.weisser@kirkland.com;
laura.sullivan@kirkland.com

To Seller at:

Adtalem Global Education Inc.
500 West Monroe, 28th Floor
Chicago, IL 60661

Attention:	Douglas Beck, Senior Vice President and General Counsel
Email:	Douglas.Beck@adtalem.com

With copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001

Attention:	Paul T. Schnell
Thomas W. Greenberg
Chadé Severin
Email:	Paul.Schnell@skadden.com
Thomas.Greenberg@skadden.com
Chade.Severin@skadden.com

12.15      No Third-Party Beneficiaries. Except for Section 7.3 (with respect to the D&O Indemnitees and their respective successors, heirs and legal representatives), Section 12.12 (with respect to the Purchaser Releasees, Seller Releasees, and Debt Financing Source Related Parties), and Section 12.21 (with respect to the Debt Financing Source Related Parties) and Section 12.16 (with respect to Skadden), a Person who is not a party to this Agreement shall have no right to enforce any of its terms and this Agreement is not intended to give any Person other than the parties to this Agreement and their permitted assigns any rights hereunder.

12.16      Provision Regarding Legal Representation. It is acknowledged by each party that Seller has retained Skadden to act as its counsel in connection with the Transactions and that Skadden has not acted as counsel for any other party in connection with such Transactions. The parties agree that, in the event that a dispute arises after the Closing between Purchaser, any Acquired Company or their Affiliates, on the one hand, and Seller or its Affiliates, on the other hand, Skadden may represent Seller and its Affiliates in such dispute even though the interests of Seller and its Affiliates may be directly adverse to Purchaser, the Acquired Companies or their Affiliates, and even though Skadden may have represented any of the Acquired Companies or any of their Affiliates in a matter substantially related to such dispute, or may be handling ongoing matters for Purchaser, any Acquired Company or any of their Affiliates. Purchaser further agrees that, all communications among Seller, the Acquired Companies or any of their respective Affiliates, on the one hand, and their counsel, including Skadden, on the other hand, that relate in any way to the Transactions shall be deemed attorney-client privileged communications (collectively, the “Privileged Communications”) and the attorney-client privilege and the expectation of client confidence belongs to Seller and may be controlled by Seller and, notwithstanding anything to the contrary contained in this Agreement, shall not pass to or be claimed by Purchaser, any Acquired Company or any of their Affiliates after the Closing. The Privileged Communications are (and upon the Closing shall remain) the property of Seller and from and after the Closing, none of Purchaser, the Acquired Companies, their Affiliates or any Person purporting to act on behalf of or through Purchaser, the Acquired Companies or their Affiliates will seek to access, use or obtain such communications, whether by seeking a waiver of the attorney-client privilege or through other means. As to any such Privileged Communications made prior to the Closing Date, Purchaser, together with its Affiliates (including the Acquired Companies), successors and assigns, further agree that no such party may access, use or rely on any of the Privileged Communications in any Proceeding against or involving any of the parties after the Closing. The Privileged Communications may be used by Seller in connection with any dispute that relates in any way to the Transactions. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser, any Acquired Company or any of their Affiliates, on the one hand, and any other Person or Persons (other than a party to this Agreement or any of its respective Affiliates), on the other hand, after the Closing, such Acquired Company and its Affiliates may assert the attorney–client privilege to prevent disclosure of the Privileged Communications to such Person or Persons; provided, however, that none of the Acquired Companies nor their Affiliates may waive such privilege without the prior written consent of Seller.

12.17      No Other Duties. The only duties and obligations of the parties under this Agreement are as specifically set forth in this Agreement, and no other duties or obligations shall be implied in fact, Legal Requirement or equity, or under any principle of fiduciary obligation.

12.18      Reliance on Counsel and Other Advisors. Each party has consulted such legal, financial, technical or other expert as it deems necessary or desirable before entering into this Agreement.

12.19      Public Announcements. None of Seller or its Controlled Affiliates, either Purchaser or its Controlled Affiliates or any representative of any such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the Transactions without the prior written consent of each other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by Legal Requirement or stock exchange rules or as Seller or any Affiliate of Amber Purchaser that is a publicly traded company deems necessary or advisable to comply with its SEC, Euronext or other applicable filing requirements, in which case the party seeking to publish such press release or public announcement shall use reasonable efforts to provide the other party a reasonable opportunity to comment on such press release or public announcement in advance of such publication; provided that the foregoing will not restrict or prohibit Seller and the Acquired Companies from making any announcement to their employees, customers and other business relations to the extent Seller or any Acquired Company reasonably determines in good faith that such announcement is necessary or advisable, or (b) to the extent the contents of such release or announcement have previously been released publicly by a party or are consistent in all material respects with materials or disclosures that have previously been released publicly without violation of this Section 12.19. The parties agree that the initial press release to be issued with respect to the execution of this Agreement shall be in the form agreed to by Seller and each Purchaser. Notwithstanding the foregoing, neither this Section 12.19 nor Section 6.8 shall restrict (i) any Purchaser or its Affiliates that are investment or private equity firms or Affiliates of investment or private equity firms from disclosing the Closing of the Transactions and key financial information relating thereto on a confidential basis to existing and prospective investors of, and/or other financing sources to, Purchaser or its Affiliates or (ii) Purchaser or any of its Affiliates with respect to any communications with their limited partners or other equityholders or prospective investors or disclosing information about the transactions contemplated hereby on its website in the ordinary course of business.

12.20      Counterparts. This Agreement may be signed in any number of counterparts, including electronic scan copies thereof delivered by electronic mail, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

12.21      Debt Financing Related Parties. Notwithstanding anything herein to the contrary, the parties hereby agree that (a) except as may be set forth in the Debt Commitment Letters, the Fee Letters and any definitive agreements related to the Debt Financing, any action of any kind or description (whether at law, in equity, in contract, in tort or otherwise) involving any Debt Financing Source arising out of, in connection with, or relating to the Debt Financing, or the performance of services thereunder shall be subject to the exclusive jurisdiction of a state or federal court sitting in the City of New York (Borough of Manhattan), State of New York (and any appellate court thereof), (b) any interpretation of any agreements related to the Debt Financing will be governed by, and construed and interpreted in accordance with, the laws of the State of New York, (c) no party hereto will bring, permit any of their respective controlled Affiliates to bring, or support anyone else in bringing, any such action in any court other than courts specified in clause (a) of this Section 12.21, (d) the waiver of rights to trial by jury set forth in Section 12.9 applies to any such legal proceeding, (e) only the Purchasers (including its permitted successors and assigns) and the other parties to the Debt Commitment Letters, the Fee Letters or any definitive agreements related to the Debt Financing at their own direction shall be permitted to bring any claim against a Debt Financing Source for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of any such Debt Commitment Letter, Fee Letter or agreement, (f) no amendment or waiver of this Section 12.21 that is materially adverse to the Debt Financing Sources in their capacity as such shall be effective without the prior written consent of such Debt Financing Sources and (g) the Debt Financing Sources are express and intended third party beneficiaries of this Section 12.21.

12.22      Foreign Exchange Conversions. Except as otherwise provided in this Agreement, any amounts denominated in currency other than the lawful money of the United States of America on any date of determination shall be deemed to be the equivalent in dollars of such currency determined by using the prevailing foreign exchange rate provided by the Wall Street Journal (or if not, as quoted on a similar service) at 9:00 am New York time on the third (3rd) Business Day prior to such date.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

MCKISSOCK, LLC

By:	/s/ Jeff James
Name:	Jeff James
Title:	Chief Executive Officer

[Signature Page to Equity Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

AVALON ACQUIROR, INC.

By:	/s/ Claude de Raismes
Name:	Claude de Raismes
Title:	President

[Signature Page to Equity Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

ADTALEM GLOBAL EDUCATION INC.

By:	/s/ Douglas G. Beck
Name:	Douglas G. Beck
Title:	Senior Vice President, General Counsel & Corporate Secretary

[Signature Page to Equity Purchase Agreement]